UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Press Release

1

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

               Press Release

Highlights

The main figures of Bradesco in the first quarter of 2013 are presented below:

1.   Adjusted Net Income(1) for the first quarter of 2013 stood at R$2.943 billion (a 3.4% increase compared to the R$2.845 billion recorded in the same period of the previous year), corresponding to earnings per share of R$2.77 and Return on Average Adjusted Shareholders’ Equity(2) of 19.5%.

2.   Adjusted Net Income is composed of R$2.013 billion from financial activities, representing 68.4% of the total, and R$930 million from insurance, pension plan and capitalization bond operations, which accounted for 31.6%.

3.   On March 31, 2013, Bradesco’s market capitalization stood at R$145.584 billion(3), up 28.8% over the same period in 2012.

4.   Total Assets stood at R$894.467 billion in March 2013, a 13.3% increase over the same period in 2012. Return on Total Average Assets was 1.3%.

5.   The Expanded Loan Portfolio(4) stood at R$391.682 billion in March 2013, up 11.6% during the same period in 2012. Operations with individuals totaled R$119.231 billion (up 8.7% from March 2012), while operations with companies totaled R$272.451 billion (up 13.0% from March 2012).

6.   Assets under Management stood at R$1.278 trillion, varying 17.5% from March 2012.

7.   Shareholders’ Equity stood at R$69.442 billion in March 2013, up 19.6% from March 2012. Capital Adequacy Ratio stood at 15.6% in March 2013, 11.0% of which fell under Tier I Capital.

8.   Interest on Shareholders’ Equity were paid and recorded in provision in the amount of R$1.028 billion for the first quarter of 2013, R$226.271 million of which was paid monthly and R$801.431 million was recorded in provision.

9.     Financial Margin stood at R$10.509 billion, up 2.8% in comparison with the first quarter of 2012.

10. The Delinquency Ratio over 90 days stood at 4.0% on March 31, 2013 (4.1% on March 31, 2012).

11. The Efficiency Ratio(5) improved by 1.2 p.p. (from 42.7% in March 2012 to 41.5% in March 2013), and the “adjusted-to-risk” efficiency ratio stood at 52.6% (52.6% in March 2012).

12. Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income totaled R$10.953 billion in the first quarter of 2013, up 16.3% over 2012. Technical Reserves stood at R$127.367 billion, up 19.1% from March 2012.

13.  Investments in infrastructure, information technology and telecommunications amounted to R$1.078 billion in the first quarter of 2013, up 9.8% over the same period in 2012.

14. Taxes and contributions, including social security, paid or recorded in provision, amounted to R$7.137 billion in the quarter, of which R$1.967 billion referred to taxes withheld and collected from third parties and R$5.170 billion from Bradesco Organization activities, equivalent  to 175.7% of Adjusted Net Income (1).

(1) According to non-recurring events described on page 8 of this Report on Economic and Financial Analysis; (2) Excludes mark-to-market effect of available-for-sale securities recorded under Shareholders’ Equity; (3) Number of shares (excluding treasury shares) x closing price for common and preferred shares on the last trading day of the period; (4) Includes sureties and guarantees, letters of credit, advances of credit card receivables, co-obligations in loan assignments (receivables-backed investment funds and mortgage-backed receivables), co-obligations in rural loan assignments, and operations bearing credit risk – commercial portfolio, which includes debentures and promissory notes; and (5) In the last 12 months.

      4   Report on Economic and Financial Analysis – March 2013

Press Release

Highlights

15. Bradesco has an extensive customer service network in Brazil, comprising 8,473 Service Points, with 4,687 branches and 3,786 Service Branches - PAs. Customers can also use 1,457 PAEs – ATMs (Automatic Teller Machines) in companies, 43,598 Bradesco Expresso  service points, 34,719 Bradesco Dia & Noite ATMS and 13,306 Banco24Horas  ATMs.

16. Payroll, plus charges and benefits, totaled R$2.623 billion. Social benefits provided to the 102,793 employees of the Bradesco Organization and their dependents amounted to R$657.366 million, while investments in training and development programs totaled
R$12.989 million.

17. Major Awards and Acknowledgments in the period:

•       Bradesco stood out as the most valuable brand in Latin America in the banking sector and ranked 16th in the overall ranking. In the insurance sector, Bradesco was ranked first, according to The Banker / Brand Finance magazine;

•       It is among the world’s most valuable brands in all sectors of the economy, ranking 66th, standing out as the best Brazilian brand in the list (consulting firm Brand Finance);

•       Bradesco is Brazil’s most valuable brand (IstoÉ  Dinheiro  magazine – BrandAnalytics/Millward Brown);

•       Bradesco was granted the Selo Paulista da Diversidade (São Paulo Diversity Seal), in Full 2012 category, for the third consecutive year (Labor and Employment Relations Officer of São Paulo State Government);

•       It was considered the most profitable bank among the major financial institutions in Latin America and the United States (Economatica);

•       The Bank stood out in corporate governance and transparency, according to the Guia da Transparência Corporativa (Corporate Transparency Guide) (Brasil Econômico newspaper);

•       It remains among the companies composing the “Carbon Efficient Index (ICO2)” (BM&FBOVESPA and BNDES –Brazilian Development Bank); and

•       Grupo Bradesco Seguros stood out in eight categories of the 10th Segurador Brasil Award (Brasil Notícias Publisher).

18. With regards to sustainability, Bradesco divides its actions into three pillars: (i) Sustainable Finances, focused on banking inclusion, social and environmental variables for loan approvals and product offerings; (ii) Responsible Management, focused on valuing professionals, improving the workplace and adopting eco-efficient practices; and (iii) Social and Environmental Investments, focused on education, the environment, culture and sports. In this area, we point out Fundação Bradesco, which has a 56-year history of extensive social and educational work, with 40 schools in Brazil. In 2013, an estimated budget of R$460.961 will benefit 106,843 students in its schools, in Basic Education (from Kindergarten to High School and Vocational Training - High School Level), Education for Youth and Adults; and Preliminary and Continuing Qualification focused on the creation of jobs and generation of income. The nearly 47 thousand students in Basic Education are guaranteed free, quality education, uniforms, school supplies, meals and medical and dental assistance. Fundação Bradesco will also assist another 350,000 students through its distance learning programs, found at its e-learning portal “Virtual School.” These students will complete at least one of the many courses offered by the Virtual School. Furthermore, another 68,323 people will benefit from projects and actions in partnerships with CIDs - Digital Inclusion Centers, the Educa+Ação Program and Technology courses (Educar e Aprender – Educate and Learn).

Bradesco      5

               Press Release

Main Information

	1Q13	4Q12	3Q12	2Q12	1Q12	4Q11	3Q11	2Q11	Variation %
									1Q13 x 4Q12	1Q13 x 1Q12
Income Statement for the Period - R$ million
Book Net Income	2,919	2,893	2,862	2,833	2,793	2,726	2,815	2,785	0.9	4.5
Adjusted Net Income	2,943	2,918	2,893	2,867	2,845	2,771	2,864	2,825	0.9	3.4
Total Financial Margin	10,706	11,109	10,955	11,034	10,695	10,258	10,230	9,471	(3.6)	0.1
Gross Loan Financial Margin	7,414	7,527	7,460	7,362	7,181	7,162	6,928	6,548	(1.5)	3.2
Net Loan Financial Margin	4,305	4,317	4,157	3,955	4,087	4,501	4,149	4,111	(0.3)	5.3
Allowance for Loan Losses (ALL) Expenses	(3,109)	(3,210)	(3,303)	(3,407)	(3,094)	(2,661)	(2,779)	(2,437)	(3.1)	0.5
Fee and Commission Income	4,599	4,675	4,438	4,281	4,118	4,086	3,876	3,751	(1.6)	11.7
Administrative and Personnel Expenses	(6,514)	(6,897)	(6,684)	(6,488)	(6,279)	(6,822)	(6,285)	(5,784)	(5.6)	3.7
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	10,953	13,216	10,104	11,570	9,418	11,138	9,025	9,628	(17.1)	16.3
Balance Sheet - R$ million
Total Assets	894,467	879,092	856,288	830,520	789,550	761,533	722,289	689,307	1.7	13.3
Securities	300,600	315,487	319,537	322,507	294,959	265,723	244,622	231,425	(4.7)	1.9
Loan Operations (1)	391,682	385,529	371,674	364,963	350,831	345,724	332,335	319,802	1.6	11.6
- Individuals	119,231	117,540	114,536	112,235	109,651	108,671	105,389	102,915	1.4	8.7
- Corporate	272,451	267,989	257,138	252,728	241,181	237,053	226,946	216,887	1.7	13.0
Allowance for Loan Losses (ALL)	(21,359)	(21,299)	(20,915)	(20,682)	(20,117)	(19,540)	(19,091)	(17,365)	0.3	6.2
Total Deposits	205,870	211,858	212,869	217,070	213,877	217,424	224,664	213,561	(2.8)	(3.7)
Technical Reserves	127,367	124,217	117,807	111,789	106,953	103,653	97,099	93,938	2.5	19.1
Shareholders' Equity	69,442	70,047	66,047	63,920	58,060	55,582	53,742	52,843	(0.9)	19.6
Assets under Management	1,277,715	1,225,228	1,172,008	1,130,504	1,087,270	1,019,790	973,194	933,960	4.3	17.5
Performance Indicators (%) on Adjusted Net Income (unless otherwise stated)
Adjusted Net Income per Share - R$ (2) (3)	2.77	2.74	2.71	2.70	2.69	2.67	2.65	2.56	1.1	3.0
Book Value per Common and Preferred Share - R$ (3)	16.54	16.68	15.73	15.22	13.83	13.23	12.80	12.57	(0.8)	19.6
Annualized Return on Average Shareholders' Equity (4) (5)	19.5	19.2	19.9	20.6	21.4	21.3	22.4	23.2	0.3 p.p.	(1.9) p.p.
Annualized Return on Average Assets (5)	1.3	1.4	1.4	1.4	1.5	1.6	1.7	1.7	(0.1) p.p.	(0.2) p.p.
Average Rate - Annualized (Adjusted Financial Margin / Total Average Assets - Purchase and Sale Commitments - Permanent Assets)	7.3	7.6	7.6	7.9	7.9	7.8	8.0	7.8	(0.3) p.p.	(0.6) p.p.
Fixed Assets Ratio - Total Consolidated	16.5	16.9	19.0	18.2	19.9	21.0	16.7	17.3	(0.4) p.p.	(3.4) p.p.
Combined Ratio - Insurance (6)	86.0	86.6	86.5	85.0	85.6	83.6	86.2	85.8	(0.6) p.p.	0.4 p.p.
Efficiency Ratio (ER) (2)	41.5	41.5	42.1	42.4	42.7	43.0	42.7	42.7	-	(1.2) p.p.
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses) (2)	67.7	66.5	64.4	63.2	62.9	62.2	62.7	63.5	1.2 p.p.	4.8 p.p.
Market Capitalization - R$ million (7)	145,584	131,908	113,102	104,869	113,021	106,971	96,682	111,770	10.4	28.8
Loan Portfolio Quality % (8)
ALL / Loan Portfolio	7.2	7.3	7.4	7.4	7.5	7.3	7.3	6.9	(0.1) p.p.	(0.3) p.p.
Non-Performing Loans (>60 days (9) / Loan Portfolio)	4.9	5.0	5.1	5.1	5.1	4.8	4.6	4.5	(0.1) p.p.	(0.2) p.p.
Delinquency Ratio (> 90 days (9) / Loan Portfolio)	4.0	4.1	4.1	4.2	4.1	3.9	3.8	3.7	(0.1) p.p.	(0.1) p.p.
Coverage Ratio (> 90 days (9))	179.4	178.2	179.0	177.4	181.7	184.4	194.0	189.3	1.2 p.p.	(2.3) p.p.
Coverage Ratio (> 60 days (9))	146.0	147.3	144.8	144.0	146.6	151.8	159.6	154.0	(1.3) p.p.	(0.6) p.p.
Operating Limits %
Capital Adequacy Ratio - Total Consolidated	15.6	16.1	16.0	17.0	15.0	15.1	14.7	14.7	(0.5) p.p.	0.6 p.p.
- Tier I	11.0	11.0	11.3	11.8	12.0	12.4	12.2	12.9	-	(1.0) p.p.
- Tier II	4.6	5.1	4.7	5.2	3.0	2.7	2.5	1.8	(0.5) p.p.	1.6 p.p.

      6   Report on Economic and Financial Analysis – March 2013

Press Release

Main Information

	Mar13	Dec12	Sept12	Jun12	Mar12	Dec11	Sept11	Jun11	Variation %
									Mar13 x Dec12	Mar13 x Mar12
Structural Information - Units
Service Points	69,528	68,917	67,225	65,370	62,759	59,721	55,832	53,256	0.9	10.8
- Branches	4,687	4,686	4,665	4,650	4,636	4,634	3,945	3,676	-	1.1
- PAs (10)	3,786	3,781	3,774	3,243	2,986	2,962	2,990	2,982	0.1	26.8
- PAEs (10)	1,457	1,456	1,456	1,476	1,497	1,477	1,589	1,587	0.1	(2.7)
- External Bradesco ATMs (11)	3,712	3,809	3,954	3,992	3,974	3,913	3,953	3,962	(2.5)	(6.6)
- Banco24Horas Network ATMs (11)	10,966	10,818	10,464	10,459	10,583	10,753	10,815	10,856	1.4	3.6
- Bradesco Expresso (Correspondent Banks)	43,598	43,053	41,713	40,476	38,065	34,839	31,372	29,263	1.3	14.5
- Bradesco Promotora de Vendas	1,309	1,301	1,186	1,061	1,005	1,131	1,157	919	0.6	30.2
- Branches / Subsidiaries Abroad	13	13	13	13	13	12	11	11	-	-
ATMs	48,025	47,834	47,542	47,484	47,330	46,971	45,596	45,103	0.4	1.5
- Bradesco Network	34,719	34,859	35,128	35,226	35,007	34,516	33,217	32,714	(0.4)	(0.8)
- Banco24Horas Network	13,306	12,975	12,414	12,258	12,323	12,455	12,379	12,389	2.6	8.0
Employees	102,793	103,385	104,100	104,531	105,102	104,684	101,334	98,317	(0.6)	(2.2)
Outsourced Employees and Interns	13,070	12,939	13,013	12,661	12,659	11,699	10,731	10,563	1.0	3.2
Customers - in millions
Active Checking Account Holders (12) (13)	25.8	25.7	25.6	25.6	25.4	25.1	24.7	24.0	0.4	1.6
Savings Accounts (14)	46.6	48.6	48.3	45.2	41.3	43.4	40.6	39.7	(4.1)	12.8
Insurance Group	42.9	43.1	42.4	41.9	40.8	40.3	39.4	38.0	(0.5)	5.1
- Policyholders	37.1	37.3	36.7	36.3	35.4	35.0	34.3	33.0	(0.5)	4.8
- Pension Plan Participants	2.3	2.3	2.3	2.2	2.2	2.2	2.1	2.1	-	4.5
- Capitalization Bond Customers	3.5	3.5	3.4	3.4	3.2	3.1	3.0	2.9	-	9.4
Bradesco Financiamentos (12)	3.6	3.7	3.7	3.8	3.8	3.8	4.0	4.2	(2.7)	(5.3)

(1)     Expanded Loan Portfolio: includes sureties and guarantees, letters of credit, advances of credit card receivables, co-obligations in loan assignments (receivables-backed investment funds and mortgage-backed receivables), co-obligations in rural loan assignments and operations bearing credit risk – commercial portfolio, covering debentures and promissory notes;

(2)     In the last 12 months;

(3)     For comparison purposes, the shares were adjusted according to bonuses and stock splits;

(4)     Excluding mark-to-market effect of available-for-sale securities recorded under shareholders’ equity;

(5)     Year-to-date adjusted net income;

(6)     Excludes additional reserves;

(7)     Number of shares (excluding treasury shares) multiplied by the closing price of common and preferred shares on the period’s last trading day;

(8)     As defined by the Brazilian Central Bank (Bacen);

(9)     Credits overdue;

(10)   PA (Service Branch): a result from the consolidation of PAB (Banking Service Branch), PAA (Advanced Service Branch) and Exchange Branches, according to CMN Resolution 4072/12; and PAE: ATM located in the premises of a company;

(11)   Including overlapping ATMs within the Bank’s own network and the Banco24Horas network: 1,914 in March 2013; 1,964 in December 2012; 2,039 in September 2012; 2,059 in June 2012; 2,050 in March 2012; 2,019 in December 2011; 2,040 in September 2011 and 2,045 in June 2011;

(12)   Number of single customers (Corporate/ Individual Taxpayer ID (CNPJ/CPF);

(13)   Refers to 1st and 2nd holders of checking accounts; and

(14)   Number of accounts.

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                 Press Release

Ratings

Main Ratings

Fitch Ratings
International Scale								Domestic Scale
Feasibility	Support	Domestic Currency		Foreign Currency				Domestic
a -	2	Long Term A -	Short Term F1	Long Term BBB +		Short Term F2		Long Term AAA (bra)	Short Term F1 + (bra)
*
Moody´s Investors Service								R&I Inc.
Financial Strength / Individual Credit Risk Profile	International Scale					Domestic Scale		International Scale
C - / baa1	Foreign Currency Senior Debt	Domestic Currency Deposit		Foreign Currency Deposit		Domestic Currency		Issuer Rating
	Long Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	BBB
	Baa1	A3	P - 2	Baa2	P-2	Aaa.br	BR - 1

Standard & Poor's						Austin Rating
International Scale - Issuer's Credit Rating				Domestic Scale		Corporate Governance	Domestic Scale
Foreign Currency		Domestic Currency		Issuer's Credit Rating			Long Term	Short Term
Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	brAA+	brAAA	brA -1
BBB	A - 2	BBB	A - 2	brAAA	brA - 1

Book Net Income vs. Adjusted Net Income

The main non-recurring events that impacted book net income in the periods below are presented in the following comparative chart:

			R$ million
	1Q13	4Q12	1Q12
Book Net Income	2,919	2,893	2,793

Non-Recurring Events	24	25	52
- Earnings from Extended Securities Terms	-	(166)	-
- Recording of Tax Credits - BERJ	-	(1,389)	-
- Gains from Sale of Serasa Shares	-	(793)	-
- Impairment of Assets(1)	-	1,470	-
- Full Goodwill Amortization - BERJ	-	1,156	-
- Other (2)	40	37	86
- Tax Effects	(16)	(290)	(34)
Adjusted Net Income	2,943	2,918	2,845

ROAE % (3)	19.3	19.7	21.0

ADJUSTED ROAE % (3)	19.5	19.9	21.4

(1)    Refer mainly to the impairment of: (i) Intangible Assets – Acquisition of Rights to Provide Banking Services, amounting to R$527 million, as a result of the expected return revaluation of said rights; and (ii) Securities – Shares, classified as Available for Sale, amounting to R$890 million, due to the adaptation of past share value to its fair value;

(2)    Basically composed of civil provisions; and

(3)    Annualized.

      8   Report on Economic and Financial Analysis – March 2013

Press Release

Summarized Analysis of Adjusted Income

To provide for better understanding, comparison and analysis of Bradesco’s results, we use the Adjusted Income Statement for analysis and comments contained in this Report on Economic and Financial Analysis, obtained from adjustments made to the Book Income Statement, detailed at the end of this Press Release, which includes adjustments to non-recurring events shown on the previous page. Note that the Adjusted Income Statement serves as the basis for the analysis and comments made in Chapters 1 and 2 of this report.

								R$ million
	Adjusted Income Statement
			Variation				Variation
	1Q13	4Q12	1Q13 x 4Q12		1Q13	1Q12	1Q13 x 1Q12
			Amount	%			Amount	%
Financial Margin	10,706	11,109	(403)	(3.6)	10,706	10,695	11	0.1
- Interest	10,509	10,678	(169)	(1.6)	10,509	10,222	287	2.8
- Non-interest	197	431	(234)	(54.3)	197	473	(276)	(58.4)
ALL	(3,109)	(3,210)	101	(3.1)	(3,109)	(3,094)	(15)	0.5
Gross Income from Financial Intermediation	7,597	7,899	(302)	(3.8)	7,597	7,601	(4)	(0.1)
Income from Insurance, Pension Plans and Capitalization Bonds (1)	1,155	955	200	20.9	1,155	877	278	31.7
Fee and Commission Income	4,599	4,675	(76)	(1.6)	4,599	4,118	481	11.7
Personnel Expenses	(3,059)	(3,142)	83	(2.6)	(3,059)	(2,878)	(181)	6.3
Other Administrative Expenses	(3,455)	(3,755)	300	(8.0)	(3,455)	(3,401)	(54)	1.6
Tax Expenses	(1,123)	(1,098)	(25)	2.3	(1,123)	(1,012)	(111)	11.0
Equity in the Earnings (Losses) of Unconsolidated Companies	3	45	(42)	(93.3)	3	40	(37)	(92.5)
Other Operating Income/ (Expenses)	(1,170)	(1,130)	(40)	3.5	(1,170)	(996)	(174)	17.5
Operating Result	4,547	4,449	98	2.2	4,547	4,349	198	4.6
Non-Operating Result	(38)	(29)	(9)	31.0	(38)	(18)	(20)	111.1
Income Tax / Social Contribution	(1,538)	(1,488)	(50)	3.4	(1,538)	(1,468)	(70)	4.8
Non-controlling Interest	(28)	(14)	(14)	100.0	(28)	(18)	(10)	55.6
Adjusted Net Income	2,943	2,918	25	0.9	2,943	2,845	98	3.4

(1)  Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves of Insurance, Pension Plans and Capitalization Bonds - Retained Claims - Capitalization Bond Draws and Redemptions - Insurance, Pension Plan and Capitalization Bond Selling Expenses.

Bradesco      9

               Press Release

Summarized Analysis of Adjusted Income

Adjusted Net income and Profitability

In the first quarter of 2013, Bradesco posted adjusted net income of R$2,943 million, up 0.9%, or R$25 million, on the previous quarter, mainly driven by: (i) lower operating expenses, thanks to continuous efforts in cost control, pointing out the actions taken by our Efficiency Committee; (ii) higher insurance operating income; (iii) lower allowance for loan loss expenses; (iv) lower financial margin, as a result of reduced interest financial margin, mainly due to the new interest rate policy for the credit card segment, and non-interest financial margin; and (v) lower fee and commission income.

In the year-over-year comparison, adjusted net income increased by R$98 million, or 3.4%, in the first quarter of 2013, for Return on Adjusted Average Shareholders’ Equity (ROAE) of 19.5%.

Shareholders’ Equity stood at R$69,442 million in March 2013, up 19.6% over the same period of 2012. This increase is partially due to the surplus value of some securities reclassified from Held to Maturity to Available for Sale for adoption of CPCs 38 and 40 by the Insurance Group. The Capital Adequacy Ratio stood at 15.6%, 11.0% of which fell under Tier I Reference Shareholders’ Equity.

Total Assets came to R$894,467 million in March 2013, up 13.3% over March 2012, driven by the increase in operations and the expansion of business volume. Return on Average Assets (ROAA) came to 1.3%.

      10   Report on Economic and Financial Analysis – March 2013

Press Release

Summarized Analysis of Adjusted Income

Efficiency Ratio (ER)

The “adjusted to risk” ER, which reflects the impact of risk associated with loan operations(2), reached 52.6% in the first quarter of 2013, a 0.1 p.p. increase over the previous quarter, mainly due to the decrease of delinquency costs in the period.

The ER in the last 12 months(1) remained stable at 41.5% over the previous quarter.

Quarterly ER decreased from 42.5% in the fourth quarter of 2012 to 40.9% in the first quarter of 2013, mainly due to: (i) lower personnel expenses, chiefly as a result of more vacation requests in the quarter; and (ii) lower administrative expenses, mainly due to: (a) the seasonality in the previous quarter, which affected mainly marketing and advertising expenses; and (b) the continuous cost control in the quarter.

(1) ER = (Personnel Expenses - Employee Profit Sharing + Administrative Expenses) / (Financial Margin + Fee and Commission Income + Income from Insurance + Equity in the Earnings (Losses) of Unconsolidated Companies + Other Operating Income - Other Operating Expenses). Considering the ratio between: (i) total administrative costs (Personnel Expenses + Administrative Expenses + Other Operating Expenses + Tax Expenses not related to revenue generation + Insurance Selling Expenses) and (ii) revenue net of related taxes (not considering Claims and Selling Expenses from the Insurance Group), our ER in the first quarter of 2013 would be 44.6%; and

(2) Including ALL expenses, adjusted for granted discounts, loan recovery and sale of foreclosed assets, among others.

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Summarized Analysis of Adjusted Income

Financial Margin

The R$403 million decrease between the first quarter of 2013 and the fourth quarter of 2012 was mainly due to lower gains from the: (i) non-interest margin, in the amount of R$234 million, due to lower gains from the market arbitrage; and (ii) interest margin, in the amount of R$169 million, due to lower gains from the “Loan” margin, mainly due to the new interest rate policy for the credit card segment.

Financial margin posted a R$11 million improvement between the first quarter of 2013 and the same period in 2012, driven by: (i) the R$287 million increase in income from interest-earning operations due to an increase in business volume, mainly from “Loan” and “Securities/Other;” and (ii) the lower result from the non-interest margin, in the amount of R$276 million, due to lower gains from the market arbitrage.

      12   Report on Economic and Financial Analysis – March 2013

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Summarized Analysis of Adjusted Income

Interest Financial Margin – Annualized Average Rates

						R$ million
	1Q13			4Q12
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	7,414	298,495	10.3%	7,527	294,694	10.6%
Funding	949	326,424	1.2%	997	333,304	1.2%
Insurance	933	125,791	3.0%	912	121,638	3.0%
Securities/Other	1,213	303,865	1.6%	1,242	307,457	1.6%

Financial Margin	10,509	-	7.2%	10,678	-	7.3%

	1Q13			1Q12
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	7,414	298,495	10.3%	7,181	272,481	11.0%
Funding	949	326,424	1.2%	1,168	331,186	1.4%
Insurance	933	125,791	3.0%	851	105,811	3.3%
Securities/Other	1,213	303,865	1.6%	1,022	283,634	1.4%

Financial Margin	10,509	-	7.2%	10,222	-	7.6%

The annualized interest financial margin rate stood at 7.2% in the first quarter of 2013, down 0.1 p.p. on the previous quarter, mainly due to the reduction in the average “Loan” margin rate, which was impacted by the decrease in interest rates in effect, together with the change in the mix of the loan portfolio.

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Summarized Analysis of Adjusted Income

Expanded Loan Portfolio(1)

In March 2013, Bradesco’s expanded loan portfolio totaled R$391.7 billion, which was up 1.6% in the quarter, due to: (i) a 1.8% growth in Corporations; (ii) a 1.5% growth in Small and Medium-sized Entities (SMEs); and (iii) a 1.4% growth in Individuals.

In the last 12 months, the expanded loan portfolio increased 11.6%, driven by: (i) 15.6% growth in Corporations; (ii) 9.7% growth in SMEs; and (iii) 8.7% growth in Individuals.

To the Individuals segment, the products that posted the strongest growth in the last 12 months were: (i) real estate financing; and (ii) payroll-deductible loans. To the Corporate segment, the main products were: (i) export financing; and (ii) real estate financing – corporate plan.

(1)   Includes sureties, guarantees, letters of credit, advances of credit card receivables, debentures, promissory notes, assignment of receivables-backed investment funds and mortgage-backed receivables and rural loan.

For more information, see Chapter 2 of this Report.

Allowance for Loan Losses

In the first quarter of 2013, ALL expenses came to R$3,109 million, down 3.1% from the previous quarter, even considering the 2.4% growth in the loan portfolio – as defined by Bacen in the period. This result was due to the reduction in delinquency level, despite the typical higher delinquency in the first months of the year.

In the year-over-year comparison, this expense remained practically stable, even considering the 10.4% increase in loan operations – as defined by Bacen, resulting from the reduced delinquency level in the last 12 months.

(1) Includes the recognition of exceeding ALL in the total amount of R$1.0 billion.

      14   Report on Economic and Financial Analysis – March 2013

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Summarized Analysis of Adjusted Income

Delinquency Ratio > 90 days(1)

Total delinquency ratio, which is based on transactions due over 90 days, was down 0.1 p.p. both in the quarter and in the last twelve months, maintaining an improvement in a gradual downward trend. This decrease was mainly influenced by the 0.2 p.p. improvement in the Individuals indicator.

(1) As defined by Bacen.

Coverage Ratios(1)

The following graph presents the changes in coverage ratio of the Allowance for Loan Losses for loans overdue for more than 60 and 90 days. In March 2013, these ratios stood at 146.0% and 179.4%, respectively, pointing to a comfortable level of provisioning.

The ALL, totaling R$21.4 billion in March 2013, was made up of: (i) R$17.4 billion required by Bacen; and (ii) R$4.0 billion in excess provisions.

(1) As defined by Bacen

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Summarized Analysis of Adjusted Income

Income from Insurance, Pension Plans and Capitalization Bonds

Net income for the first quarter of 2013 stood at R$930 million (R$964 million in the fourth quarter of 2012) for annualized Return on Adjusted Shareholders’ Equity of 26.5%.	In the year-over-year comparison, net income increased by 2.8% in the first quarter of 2013.

(1)    Excluding additional provisions.

						R$ million (unless otherwise stated)
	1Q13	4Q12	3Q12	2Q12	1Q12	4Q11	3Q11	2Q11	Variation %
									1Q13 x 4Q12	1Q13 x 1Q12
Net Income	930	964	837	881	905	860	780	800	(3.5)	2.8
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	10,953	13,216	10,104	11,570	9,418	11,138	9,025	9,628	(17.1)	16.3
Technical Reserves	127,367	124,217	117,807	111,789	106,953	103,653	97,099	93,938	2.5	19.1
Financial Assets	141,535	141,540	133,738	128,526	122,147	116,774	110,502	106,202	-	15.9
Claims Ratio	69.6	70.5	70.4	71.3	71.9	68.6	71.5	72.2	(0.9) p.p.	(2.3) p.p.
Combined Ratio	86.0	86.6	86.5	85.0	85.6	83.6	86.2	85.8	(0.6) p.p.	0.4 p.p.
Policyholders / Participants and Customers (in thousands)	42,941	43,065	42,363	41,898	40,785	40,304	39,434	37,972	(0.3)	5.3
Employees	7,510	7,554	7,545	7,478	7,574	7,608	7,571	7,594	(0.6)	(0.8)
Market Share of Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income (1)	22.4	24.8	24.3	24.8	23.4	25.6	24.9	25.0	(2.4) p.p.	(1.0) p.p.

(1) The first quarter of 2013 includes the latest data released by Susep (February 2013).

Note: For comparison purposes, it excludes the effects of non-recurring events.

      16   Report on Economic and Financial Analysis – March 2013

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Summarized Analysis of Adjusted Income

Due to the concentration of pension plan contributions, which historically occur in the last quarter of the year, revenue did not have the same performance as that recorded in the fourth quarter of 2012.

Net income for the first quarter of 2013 was down 3.5% over the previous quarter, mainly due to: (i) the 17.1% decrease in revenue, as mentioned above; (ii) the decrease in equity income; and partially impacted by: (iii) the 0.9% decrease in claims ratio; and (iv) the decrease in the general and administrative expenses, already considering the sector’s collective bargaining agreement in January 2013.

In the year-over-year comparison, issued premiums, pension plan contributions and capitalization bond income increased by 16.3%,

driven by the performance of the “Life and Pension Plan,” “Capitalization Bond” and “Health” products, that posted an over two-digit growth in the period.

Net income for the first quarter of 2013 was up 2.8% over that of the previous year, due to: (i) a 16.3% increase in revenue; (ii) a 2.3 p.p. decrease in the claims ratio; and (iii) the increase in the administrative efficiency ratio, already considering the sector’s collective bargaining agreement in January 2013.

Grupo Bradesco Seguros complies with the regulatory requirements, also complying with global standards (Solvency II), with a leverage of 2.4 times its Shareholders’ Equity in the period.

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Summarized Analysis of Adjusted Income

Fee and Commission Income

In the first quarter of 2013, fee and commission income came to R$4,599 million, down R$76 million over the previous quarter, mainly due to the excellent performance of underwriting / financial advisory revenues in the fourth quarter of 2012.

In the year-over-year comparison, the increase of R$481 million, or 11.7%, in the first quarter of 2013 was mainly due to: (i) the performance of the credit card segment, driven by the growth in revenue and transactions; (ii) higher income from checking accounts, which was a result of a better business volume and an increase in the checking account holder base, which posted net growth of 459 thousand active accounts in the period; (iii) greater income from collections; (iv) greater income from fund management, whose volume of assets and portfolios under management increased by 26.2% in the period; (v) greater income from consortium management; and (vi) expansion and modernization of customer service channels, facilitating access and increasing the number of transactions.

      18   Report on Economic and Financial Analysis – March 2013

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Summarized Analysis of Adjusted Income

Personnel Expenses

In the first quarter of 2013, the R$83 million decrease from the previous quarter was mainly composed of the variation in structural expenses, due to the typical concentration of vacations in the first quarter of each year.

In the year-over-year comparison, the R$181 million increase in the first quarter of 2013 was mainly due to:

•         the R$139 million increase in structural expenses, resulting from greater expenses with salaries, social charges and benefits, due to raise in salary levels, as per collective bargaining agreements; and

•         the R$42 million increase in non-structural expenses, mainly due to greater expenses with: (i) provision for labor claims; and (ii) management and employee profit sharing.

Note: Structural Expenses = Salaries + Social Charges + Benefits + Pension Plans.

          Non-Structural Expenses = Employee and Management Profit Sharing + Training + Labor Provision + Costs with Termination of Employment      Contracts.

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               Press Release

Summarized Analysis of Adjusted Income

Administrative Expenses

In the first quarter of 2013, the 8.0% decrease in administrative expenses from the previous quarter was mainly due to: (i) the seasonality in the fourth quarter of 2012, which affected: (a) marketing and advertising expenses; and (b) businesses and services volume; and (ii) continuous efforts in cost control, pointing out the actions taken by our Efficiency Committee.

Despite the greater expenses with (i) the opening of 6,769 service points in the period, mainly the opening of 5,533 Bradesco  Expresso  points, for a total of 69,528 service points on March 31, 2013, and (ii) the increase in businesses and service volume in the period, the administrative expenses increased only 1.6% year over year and quarter over quarter, resulting from the Efficiency Committee efforts to control these expenses.

Other Operating Income and Expenses

Other operating expenses, net of other operating income, totaled R$1,170 million in the first quarter of 2013, up R$40 million over the previous quarter, and R$174 million in comparison with the same period in 2012.

The abovementioned increases were mainly the result of greater expenses with: (i) operating provisions, particularly those for civil contingencies; (ii) amortization of intangible assets; and (iii) sundry losses.

      20   Report on Economic and Financial Analysis – March 2013

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Summarized Analysis of Adjusted Income

Income Tax and Social Contribution

Income tax and social contribution increased 3.4% in comparison with the previous quarter and 4.8% in the year-over-year comparison, mainly due to the increase in taxable result.

Unrealized Gains

Unrealized gains totaled R$20,326 million in the first quarter of 2013, a R$4,554 million decrease from the previous quarter. This was mainly due to the depreciation of fixed-income securities due to mark-to-market accounting.

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Economic Scenario

The beginning of 2013 was characterized by the significant decrease in financial rupture risks felt throughout the past year. The lower probability of occurring extreme events has a positive influence on the economic agents’ expectations, contributing to the world’s economic activity recovery for the coming quarters. At the same time, however, structural issues not yet definitively addressed are cause for concerns.

The euro zone remains on the spotlight. The recent difficulties to establish a new government in Italy and the banking crisis in Cyprus fueled the uncertainties about the future. In the United States, the imminent risk of recession was overcome by the partial resolution of the fiscal cliff in the beginning of the year, but the discussions on growth remain under the “budget sequestration” in a moment when the U.S. Congress is in a deep political polarization.

In China, the future performance of the real estate market is still the focus of attention to analysts, despite the calm political transition and the signs that the worst phase of the economic slowdown has passed.

In Brazil, evidence of the economic growth acceleration could be perceived in the first quarter of 2013, thanks to the domestic stimulus arising from the economic policy adopted in the last months. This evidence is even more favorable with the resumption of the productive investments, which strongly dropped in 2012.

The return to normal industrial and retail inventories should permit the resumption of manufacturing production in the coming periods, against a backdrop of strong growth in family consumption, fueled by the expansion of jobs and income. The excellent domestic agricultural and livestock prospects, especially the soybean and corn crops, are also worth emphasizing, as is their positive impact on the economies of small and medium-sized cities. The robust agricultural production tends to bring benefits in terms of balance of trade and inflation.

Brazil continues to make institutional progress, exemplified by the recent adoption of new policies addressing structural issues, such as the infrastructure concession program and production cost reduction. In the coming years, pre-salt exploration and the hosting of major sports events represent a privileged set of opportunities that are only available to a select group of nations, of which Brazil is part.

Given all these favorable prospects, it is vital to maintain the kind of healthy macroeconomic policies whose implementation over the past two decades has resulted in decreased volatility and increased growth, providing for a more equitable income distribution and unprecedented social inclusion. Regarding challenges, quality education is one of Brazil’s priorities in an increasingly competitive global environment and labor shortage in several segments.

Despite the challenges faced by the domestic economy in pursue of higher sustainable growth rate, Bradesco is maintaining its positive long-term outlook for the country. With interest rates at an all-time low levels, the volume of credit is growing at rates that are both sustainable and risk-compatible, a factor that has set the national financial system apart from those in several other countries. As a result of the intense and ongoing upward social mobility of the last years, the prospects for the banking and insurance sectors remain highly favorable.

      22   Report on Economic and Financial Analysis – March 2013

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Main Economic Indicators

Main Indicators (%)	1Q13	4Q12	3Q12	2Q12	1Q12	4Q11	3Q11	2Q11
Interbank Deposit Certificate (CDI)	1.61	1.70	1.91	2.09	2.45	2.67	3.01	2.80
Ibovespa	(7.55)	3.00	8.87	(15.74)	13.67	8.47	(16.15)	(9.01)
USD – Commercial Rate	(1.45)	0.64	0.46	10.93	(2.86)	1.15	18.79	(4.15)
General Price Index - Market (IGP-M)	0.85	0.68	3.79	2.56	0.62	0.91	0.97	0.70
Extended Consumer Price Index (IPCA) – Brazilian Institute of Geography and Statistics (IBGE)	1.94	1.99	1.42	1.08	1.22	1.46	1.06	1.40
Federal Government Long-Term Interest Rate (TJLP)	1.24	1.36	1.36	1.48	1.48	1.48	1.48	1.48
Reference Interest Rate (TR)	-	-	0.03	0.07	0.19	0.22	0.43	0.31
Savings Account (Old Rule) (1)	1.51	1.51	1.53	1.58	1.70	1.73	1.95	1.82
Savings Account (New Rule) (1)	1.25	1.26	1.40	-	-	-	-	-
Business Days (number)	60	62	64	62	63	62	65	62
Indicators (Closing Rate)	Mar13	Dec12	Sept12	Jun12	Mar12	Dec11	Sept11	Jun11
USD – Commercial Selling Rate - (R$)	2.0138	2.0435	2.0306	2.0213	1.8221	1.8758	1.8544	1.5611
Euro - (R$)	2.5853	2.6954	2.6109	2.5606	2.4300	2.4342	2.4938	2.2667
Country Risk (points)	189	142	166	208	177	223	275	148
Basic Selic Rate Copom (% p.a.)	7.25	7.25	7.50	8.50	9.75	11.00	12.00	12.25
BM&F Fixed Rate (% p.a.)	7.92	7.14	7.48	7.57	8.96	10.04	10.39	12.65

(1)  Regarding the new savings account remuneration rule, it was defined that: (i) the existing deposits up to May 3, 2012 will continue to remunerate at TR + interest of 6.17% p.a.; and (ii) for deposits made as of May 4, 2012, the new rules are:
(a) if the Selic rate is higher than 8.5% p.a., the TR + interest of 6.17% p.a. remuneration will be maintained; and (b) when the Selic rate is equal to or lower than 8.5% p.a., the remuneration will be 70% of Selic rate + TR.

Projections through 2015

%	2013	2014	2015
USD - Commercial Rate (year-end) - R$	2.02	2.08	2.14
Extended Consumer Price Index (IPCA)	5.40	5.20	5.00
General Price Index - Market (IGP-M)	5.00	5.00	4.50
Selic (year-end)	8.25	8.25	8.25
Gross Domestic Product (GDP)	3.00	4.00	3.50

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Guidance

Bradesco’s Outlook for 2013

This guidance contains forward-looking statements that are subject to risks and uncertainties, as they are based on Management’s expectations and assumptions and information available to the market to date.

Loan Portfolio (1)	13 to 17%
Individuals	13 to 17%
Companies	13 to 17%
Financial Margin (2)	7 to 11%
Fee and Commission Income	9 to 13%
Operating Expenses (3)	4 to 8%
Insurance Premiums	12 to 15%

(1)     Expanded Loan Portfolio;

(2)     Under current criterion, Guidance for Interest Financial Margin; and

(3)     Administrative and Personnel Expenses.

      24   Report on Economic and Financial Analysis – March 2013

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Book Income vs. Managerial Income vs. Adjusted Income Statement

Analytical Breakdown of Book Income vs. Managerial Income vs. Adjusted Income Statement

First Quarter of 2013

	R$ million
	1Q13
	Book Income Statement	Reclassifications						Fiscal Hedge (7)	Managerial Income Statement	Non-recurring Events (8)	Adjusted Income Statement
		(1)	(2)	(3)	(4)	(5)	(6)
Financial Margin	11,928	(299)	16	(41)	(644)	-	-	(254)	10,706	-	10,706
ALL	(3,475)	-	-	-	410	(44)	-	-	(3,109)	-	(3,109)
Gross Income from Financial Intermediation	8,453	(299)	16	(41)	(234)	(44)	-	(254)	7,597	-	7,597
Income from Insurance, Pension Plans and Capitalization Bonds (9)	1,155	-	-	-	-	-	-	-	1,155	-	1,155
Fee and Commission Income	4,508	-	-	-	-	-	91	-	4,599	-	4,599
Personnel Expenses	(3,059)	-	-	-	-	-	-	-	(3,059)	-	(3,059)
Other Administrative Expenses	(3,368)	-	-	-	-	-	(87)	-	(3,455)	-	(3,455)
Tax Expenses	(1,140)	-	-	-	(11)	-	-	28	(1,123)	-	(1,123)
Equity in the Earnings (Losses) of Unconsolidated Companies	3	-	-	-	-	-	-	-	3	-	3
Other Operating Income/Expenses	(1,799)	299	(16)	41	245	24	(4)	-	(1,210)	40	(1,170)
Operating Result	4,753	-	-	-	-	(20)	-	(226)	4,507	40	4,547
Non-Operating Result	(58)	-	-	-	-	20	-	-	(38)	-	(38)
Income Tax / Social Contribution and Non-controlling Interest	(1,776)	-	-	-	-	-	-	226	(1,550)	(16)	(1,566)
Net Income	2,919	-	-	-	-	-	-	-	2,919	24	2,943

(1)        Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin;”

(2)        Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(3)        Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(4)        Income from Loan Recovery classified under the item “Financial Margin,” Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses,” and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “ALL Expenses - Allowance for Loan Losses,” and Tax Expenses, classified as “Other Operating Expenses, were reclassified under the item “Tax Expenses;”

(5)        Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to items “ALL Expenses - Allowance for Loan Losses” / “Other Operating Income/Expenses;”

(6)        Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income;” and Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses;”

(7)        Partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy in terms of Net Income;

(8)        For more information see page 8 of this chapter; and

(9)        Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption - Insurance, Pension Plan and Capitalization Bond Selling Expenses.

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Book Income vs. Managerial Income vs. Adjusted Income Statement

Fourth Quarter of 2012

	R$ million
	4Q12
	Book Income Statement	Reclassifications						Fiscal Hedge (7)	Managerial Income Statement	Non-recurring Events (8)	Adjusted Income Statement
		(1)	(2)	(3)	(4)	(5)	(6)
Financial Margin	11,769	(282)	25	(63)	(817)	-	-	125	10,757	352	11,109
ALL	(3,432)	-	-	-	313	(92)	-	-	(3,210)	-	(3,210)
Gross Income from Financial Intermediation	8,337	(282)	25	(63)	(504)	(92)	-	125	7,546	352	7,899
Income from Insurance, Pension Plans and Capitalization Bonds (9)	1,056	-	-	-	-	-	-	-	1,056	(101)	955
Fee and Commission Income	4,569	-	-	-	-	-	107	-	4,675	-	4,675
Personnel Expenses	(3,142)	-	-	-	-	-	-	-	(3,142)	-	(3,142)
Other Administrative Expenses	(3,658)	-	-	-	-	-	(131)	-	(3,789)	34	(3,755)
Tax Expenses	(1,093)	-	-	-	(11)	-	-	(14)	(1,118)	21	(1,098)
Equity in the Earnings (Losses) of Unconsolidated Companies	45	-	-	-	-	-	-	-	45	-	45
Other Operating Income/Expenses	(4,240)	282	(25)	63	515	39	24	-	(3,342)	2,211	(1,130)
Operating Result	1,874	-	-	-	-	(53)	-	111	1,932	2,517	4,449
Non-Operating Result	711	-	-	-	-	53	-	-	764	(793)	(29)
Income Tax / Social Contribution and Non-controlling Interest	309	-	-	-	-	-	-	(111)	198	(1,699)	(1,502)
Net Income	2,893	-	-	-	-	-	-	-	2,893	25	2,918

(1)      Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin;”

(2)      Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(3)      Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(4)      Income from Loan Recovery classified under the item “Financial Margin,” Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses,” and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “ALL Expenses - Allowance for Loan Losses,” and Tax Expenses, classified as “Other Operating Expenses, were reclassified under the item “Tax Expenses;”

(5)      Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to items “ALL Expenses - Allowance for Loan Losses” / “Other Operating Income/Expenses;”

(6)      Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income;” and Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses;”

(7)      Partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy in terms of Net Income;

(8)      For more information see page 8 of this chapter; and

(9)      Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption - Insurance, Pension Plan and Capitalization Bond Selling Expenses.

      26   Report on Economic and Financial Analysis – March 2013

Press Release

Book Income vs. Managerial Income vs. Adjusted Income Statement

First Quarter of 2012

	R$ million
	1Q12
	Book Income Statement	Reclassifications						Fiscal Hedge (7)	Managerial Income Statement	Non-recurring Events (8)	Adjusted Income Statement
		(1)	(2)	(3)	(4)	(5)	(6)
Financial Margin	11,773	(186)	59	(70)	(515)	29	-	(395)	10,695	-	10,695
ALL	(3,298)	-	-	-	265	(61)	-		(3,094)	-	(3,094)
Gross Income from Financial Intermediation	8,475	(186)	59	(70)	(250)	(32)	-	(395)	7,601	-	7,601
Income from Insurance, Pension Plans and Capitalization Bonds (9)	877	-	-	-	-	-	-	-	877	-	877
Fee and Commission Income	3,995	-	-	-	-	-	122	-	4,117	-	4,118
Personnel Expenses	(2,878)	-	-	-	-	-	-	-	(2,878)	-	(2,878)
Other Administrative Expenses	(3,290)	-	-	-	-	-	(110)	-	(3,400)	-	(3,401)
Tax Expenses	(1,122)	-	-	-	68	-	-	43	(1,011)	-	(1,012)
Equity in the Earnings (Losses) of Unconsolidated Companies	40	-	-	-	-	-	-	-	40	-	40
Other Operating Income/Expenses	(1,488)	186	(59)	70	182	38	(12)		(1,083)	86	(996)
Operating Result	4,609	-	-	-	-	6	-	(352)	4,263	86	4,349
Non-Operating Result	(12)	-	-	-	-	(6)	-	-	(18)	-	(18)
Income Tax / Social Contribution and Non-controlling Interest	(1,804)	-	-	-	-	-	-	352	(1,452)	(34)	(1,486)
Net Income	2,793	-	-	-	-	-	-	-	2,793	52	2,845

(1)       Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin;”

(2)       Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(3)       Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(4)       Income from Loan Recovery classified under the item “Financial Margin,” Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses,” and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “ALL Expenses - Allowance for Loan Losses;” and Tax Expenses, classified as “Other Operating Expenses, were reclassified under the item “Tax Expenses;”

(5)       Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to items “ALL Expenses - Allowance for Loan Losses” / “Other Operating Income/Expenses” / “Financial Margin;”

(6)       Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income;” and Credit Card Operation Interchange Expenses classified under the item  “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses;”

(7)       Partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy in terms of Net Income;

(8)       For more information see page 8 of this chapter; and

(9)       Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption - Insurance, Pension Plan and Capitalization Bond Selling Expenses.

Bradesco      27

Economic and Financial Analysis

2

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

               Economic and Financial Analysis

Consolidated Statement of Financial Position and Adjusted Income Statement

Statement of Financial Position

								R$ million
	Mar13	Dec12	Sept12	Jun12	Mar12	Dec11	Sept11	Jun11
Assets
Current and Long-Term Assets	879,192	864,279	840,295	815,063	773,896	746,090	710,238	677,571
Cash and Cash Equivalents	11,347	12,077	12,944	13,997	25,069	22,574	10,018	7,715
Interbank Investments	171,333	151,813	126,772	92,858	84,690	82,303	85,963	86,147
Securities and Derivative Financial Instruments	300,600	315,487	319,537	322,507	294,959	265,723	244,622	231,425
Interbank and Interdepartmental Accounts	52,769	49,762	56,276	62,510	61,576	72,906	71,951	67,033
Loan and Leasing Operations	276,022	267,940	262,748	258,242	250,201	248,719	241,812	231,862
Allowance for Loan Losses (ALL)	(21,359)	(21,299)	(20,915)	(20,682)	(20,117)	(19,540)	(19,091)	(17,365)
Other Receivables and Assets	88,480	88,499	82,933	85,631	77,518	73,405	74,963	70,754
Permanent Assets	15,275	14,813	15,993	15,457	15,654	15,443	12,051	11,736
Investments	1,867	1,865	1,907	1,889	2,076	2,052	1,721	1,699
Premises and Leased Assets	4,550	4,678	4,500	4,523	4,551	4,413	3,812	3,658
Intangible Assets	8,858	8,270	9,586	9,045	9,027	8,978	6,518	6,379
Total	894,467	879,092	856,288	830,520	789,550	761,533	722,289	689,307
*
Liabilities
Current and Long-Term Liabilities	823,788	807,799	789,036	765,398	730,214	704,664	667,312	635,360
Deposits	205,870	211,858	212,869	217,070	213,877	217,424	224,664	213,561
Federal Funds Purchased and Securities Sold under Agreements to Repurchase	281,045	255,591	245,538	225,974	213,930	197,448	171,458	164,204
Funds from Issuance of Securities	47,832	51,359	53,810	51,158	48,482	41,522	32,879	29,044
Interbank and Interdepartmental Accounts	3,815	5,667	3,649	3,618	3,231	4,614	2,974	3,037
Borrowing and Onlending	46,209	44,187	45,399	47,895	47,112	53,247	49,057	45,207
Derivative Financial Instruments	2,590	4,001	4,148	3,568	2,703	735	1,724	1,221
Reserves for Insurance, Pension Plans and Capitalization Bonds	127,367	124,217	117,807	111,789	106,953	103,653	97,099	93,938
Other Liabilities	109,060	110,919	105,816	104,326	93,926	86,021	87,457	85,148
Deferred Income	632	658	619	615	646	672	622	505
Non-controlling Interest in Subsidiaries	605	588	586	587	630	615	613	599
Shareholders' Equity	69,442	70,047	66,047	63,920	58,060	55,582	53,742	52,843
Total	894,467	879,092	856,288	830,520	789,550	761,533	722,289	689,307

   30   Report on Economic and Financial Analysis – March 2013

Economic and Financial Analysis

Consolidated Statement of Financial Position and Adjusted Income Statement

Adjusted Income Statement

								R$ million
	1Q13	4Q12	3Q12	2Q12	1Q12	4Q11	3Q11	2Q11
Financial Margin	10,706	11,109	10,955	11,034	10,695	10,258	10,230	9,471
- Interest	10,509	10,678	10,603	10,518	10,222	9,985	9,669	9,167
- Non-interest	197	431	352	516	473	273	561	304
ALL	(3,109)	(3,210)	(3,303)	(3,407)	(3,094)	(2,661)	(2,779)	(2,437)
Gross Income from Financial Intermediation	7,597	7,899	7,652	7,627	7,601	7,597	7,451	7,034
Income from Insurance, Pension Plans and Capitalization Bonds (1)	1,155	955	1,029	953	877	933	864	788
Fee and Commission Income	4,599	4,675	4,438	4,281	4,118	4,086	3,876	3,751
Personnel Expenses	(3,059)	(3,142)	(3,119)	(3,047)	(2,878)	(3,140)	(2,880)	(2,605)
Other Administrative Expenses	(3,455)	(3,755)	(3,565)	(3,441)	(3,401)	(3,682)	(3,405)	(3,179)
Tax Expenses	(1,123)	(1,098)	(1,038)	(991)	(1,012)	(1,005)	(866)	(913)
Equity in the Earnings (Losses) of Unconsolidated Companies	3	45	45	19	40	53	41	16
Other Operating Income/ (Expenses)	(1,170)	(1,130)	(1,054)	(1,035)	(996)	(808)	(907)	(764)
Operating Result	4,547	4,449	4,388	4,366	4,349	4,034	4,174	4,128
Non-Operating Result	(38)	(29)	(20)	(22)	(18)	4	10	(7)
Income Tax and Social Contribution	(1,538)	(1,488)	(1,455)	(1,461)	(1,468)	(1,241)	(1,304)	(1,271)
Non-controlling Interest	(28)	(14)	(20)	(16)	(18)	(26)	(16)	(25)
Adjusted Net Income	2,943	2,918	2,893	2,867	2,845	2,771	2,864	2,825

(1) Income from Insurance, Pension Plan and Capitalization Bond Operations = Insurance, Pension Plan and Capitalization Bond Retained Premiums – Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption – Insurance, Pension Plan and Capitalization Bond Selling Expenses.

Financial Margin – Interest and Non-Interest

Financial Margin Breakdown

Bradesco      31

               Economic and Financial Analysis

Financial Margin - Interest and Non-Interest

Average Financial Margin Rate

	R$ million
	Financial Margin
	1Q13	4Q12	1Q12	Variation
				Quarter	12M
Interest - due to volume				91	861
Interest - due to spread				(260)	(574)
- Financial Margin - Interest	10,509	10,678	10,222	(169)	287
- Financial Margin - Non-Interest	197	431	473	(234)	(276)
Financial Margin	10,706	11,109	10,695	(403)	11
Average Margin Rate (1)	7.3%	7.6%	7.9%

(1) Average Margin Rate = (Financial Margin / Average Assets – Purchase and Sale Commitments – Permanent Assets) Annualized

The first quarter of 2013 had a financial margin of R$10,706 million, down 3.6%, or R$403 million, when compared to the fourth quarter of 2012. This variation was due to: (i) lower non-interest margin, totaling R$234 million, mainly due to lower gains from market arbitrage; and (ii) an R$169 million decrease in interest margin, due to lower results from “Loan” margin, arising from the new interest rate policy for the credit card segment.

Year over year, financial margin for the first quarter of 2013 grew by R$11 million, as a result of: (i) a R$287 million increase in interest margin, of which: (a) R$861 million corresponds to the increase in volume of operations, led by “Securities/Other;” partially minimized by: (b) R$574 million in spread; and partially offset by: (ii) a R$276 million decrease in non-interest financial margin, due to lower gains from market arbitrage.

Financial Margin - Interest

Interest Financial Margin - Breakdown

	R$ million
	Interest Financial Margin Breakdown
	1Q13	4Q12	1Q12	Variation
				Quarter	12M
Loans	7,414	7,527	7,181	(113)	233
Funding	949	997	1,168	(48)	(219)
Insurance	933	912	851	21	82
Securities/Other	1,213	1,242	1,022	(29)	191
Interest Financial Margin	10,509	10,678	10,222	(169)	287

In the first quarter of 2013, interest financial margin stood at R$10,509 million, down R$169 million over the R$10,678 million in the fourth quarter of 2012. The business lines that most contributed to this result were: (i) Loan; and (ii) Funding.

Between the first quarter of 2013 and the same period in 2012, interest financial margin increased 2.8%, or R$287 million. The business lines that most contributed to this increase were: (i) Loan; (ii) Insurance; and (ii) Securities/Other.

   32   Report on Economic and Financial Analysis – March 2013

Economic and Financial Analysis

Financial Margin - Interest

Interest Financial Margin - Rates

The annualized interest financial margin rate stood at 7.2% in the first quarter of 2013, posting a slight 0.1 p.p. decrease in relation to the previous quarter, mainly due to the decrease in the average “Loan” margin rate, which was impacted by lower interest rates, combined with the change in the loan portfolio mix.

Interest Financial Margin - Annualized Average Rates

						R$ million
	1Q13			4Q12
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	7,414	298,495	10.3%	7,527	294,694	10.6%
Funding	949	326,424	1.2%	997	333,304	1.2%
Insurance	933	125,791	3.0%	912	121,638	3.0%
Securities/Other	1,213	303,865	1.6%	1,242	307,457	1.6%

Interest Financial Margin	10,509	-	7.2%	10,678	-	7.3%

		1Q13			1Q12
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	7,414	298,495	10.3%	7,181	272,481	11.0%
Funding	949	326,424	1.2%	1,168	331,186	1.4%
Insurance	933	125,791	3.0%	851	105,811	3.3%
Securities/Other	1,213	303,865	1.6%	1,022	283,634	1.4%

Interest Financial Margin	10,509	-	7.2%	10,222	-	7.6%

Bradesco      33

               Economic and Financial Analysis

Loan Financial Margin - Interest

Loan Financial Margin - Breakdown

	R$ million
	Financial Margin - Loan
	1Q13	4Q12	1Q12	Variation
				Quarter	12M
Interest - due to volume				94	646
Interest - due to spread				(207)	(413)
Interest Financial Margin	7,414	7,527	7,181	(113)	233
Income	12,462	12,361	12,645	101	(183)
Expenses	(5,048)	(4,834)	(5,464)	(214)	416

In the first quarter of 2013, financial margin with loan operations reached R$7,414 million, down 1.5% or R$113 million over the fourth quarter of 2012. The variation is the result of: (i) the decrease in average spread, in the amount of R$207 million, impacted by the new interest rate policy for the credit card segment; and partially offset by: (ii) the increase in average business volume, in the amount of R$94 million.

Year over year, the financial margin for the first quarter of 2013 grew 3.2%, or R$233 million, resulting from: (i) a R$646 million increase in the volume of operations; and offset by (ii) the decrease in average spread, amounting to R$413 million, mainly affected by: (a) the drop in interest rates used; and (b) the change in the loan portfolio mix.

   34   Report on Economic and Financial Analysis – March 2013

Economic and Financial Analysis

Loan Financial Margin - Interest

Loan Financial Margin - Net Margin

The graph above presents a summary of loan activity. The Gross Margin line refers to interest income from loans, net of opportunity cost (a specific rate by type of operation and term).

The ALL curve shows delinquency costs, which are represented by Allowance for Loan Losses (ALL) expenses, plus discounts granted in transactions net of loan recoveries, arising from the sale of foreclosed assets, among other.

In the first quarter of 2013, the net margin curve, which refers to loan interest income net of ALL, remained virtually stable over the previous quarter. In the year-over-year comparison, the curve was up 5.3%, mainly impacted by: (i) the reduction in delinquency costs; and (ii) the increase in business volume.

Bradesco      35

Economic and Financial Analysis

Loan Financial Margin - Interest

Expanded Loan Portfolio (1)

The expanded loan portfolio amounted to R$391.7 billion in March 2013, up 1.6% in the quarter and 11.6% over the last twelve months, mainly led by Corporations, which grew by 1.8% and 15.6%, respectively.

(1) Including sureties, guarantees, letters of credit, advances of credit card receivables, debentures, promissory notes, receivables-backed investment funds - FIDC, mortgage-backed receivables - CRI and rural loans.

For further information, refer to page 42 herein.

Expanded Loan Portfolio Breakdown by Product and Type of Customer (Individual and Corporate)

A breakdown of loan risk products for individuals is presented below:

Individuals	R$ million			Variation %
	Mar13	Dec12	Mar12	Quarter	12M
CDC / Vehicle Leasing	30,112	31,099	32,585	(3.2)	(7.6)
Payroll-Deductible Loans (1)	22,448	20,757	18,398	8.1	22.0
Credit Card	20,263	20,921	17,903	(3.1)	13.2
Personal Loans	15,408	15,041	13,771	2.4	11.9
Real Estate Financing (2)	10,642	10,060	7,994	5.8	33.1
Rural Loans	6,806	6,927	6,599	(1.7)	3.1
BNDES/Finame Onlending	6,187	5,775	5,494	7.1	12.6
Overdraft Facilities	3,424	2,989	3,217	14.6	6.4
Sureties and Guarantees	580	683	598	(15.1)	(3.0)
Other (3)	3,360	3,289	3,091	2.2	8.7
Total	119,231	117,540	109,651	1.4	8.7

Including:

(1) Loan assignment (FIDC): R$145 million in March 2013, R$202 million in December 2012 and R$420 million in March 2012;

(2) Loan assignment (CRI): R$141 million in March 2013, R$149 million in December 2012 and R$198 million in March 2012; and

(3) Loan assignment (FIDC) for the acquisition of assets: R$1 million in March 2013, R$1 million in December 2012 and R$2 million in March 2012; and rural loan assignment: R$102 million in March 2013, R$101 million in December 2012 and R$112 million in March 2012.

Operations bearing credit risks for Individuals grew by 1.4% in the quarter and 8.7% in the last 12 months, a result of better performance in: (i) real estate financing; and (ii) payroll-deductible loans.

   36   Report on Economic and Financial Analysis – March 2013

Economic and Financial Analysis

Loan Financial Margin - Interest

A breakdown of loan risk products in the corporate segment is presented below:

Corporate	R$ million			Variation %
	Mar13	Dec12	Mar12	Quarter	12M
Working Capital	44,992	44,811	41,551	0.4	8.3
BNDES/Finame Onlending	31,639	29,929	29,812	5.7	6.1
Operations Abroad	24,542	25,243	21,670	(2.8)	13.3
Export Financing	14,841	12,023	10,479	23.4	41.6
Credit Card	13,558	13,942	13,916	(2.8)	(2.6)
Real Estate Financing - Corporate Plan (1)	13,305	12,674	10,068	5.0	32.1
Overdraft Account	10,558	9,793	10,631	7.8	(0.7)
Vehicles - CDC	7,281	7,088	5,965	2.7	22.0
Leasing	5,836	6,190	7,008	(5.7)	(16.7)
Rural Loans	4,842	4,653	4,358	4.1	11.1
Sureties and Guarantees (2)	59,148	59,228	50,334	(0.1)	17.5
Operations bearing Credit Risk - Commercial Portfolio (3)	30,833	30,874	25,403	(0.1)	21.4
Other (4)	11,076	11,542	9,983	(4.0)	10.9
Total	272,451	267,989	241,181	1.7	13.0

Including:

(1) Loan assignment (CRI): R$226 million in March 2013, R$230 million in December 2012 and R$280 million in March 2012;

(2) A total of 91.2% of sureties and guarantees from corporate customers were contracted by corporations;

(3) Operations with debentures and promissory notes; and

(4) Letters of credit: R$1,401 million in March 2013, R$1,629 million in December 2012 and R$1,556 million in March 2012.

Operations bearing credit risk for corporate customers grew by 1.7% in the quarter and 13.0% in the last 12 months. The main highlights in the quarter were: (i) export financing and (ii) overdraft account. In the last 12 months, the growth was led by: (i) export financing; and (ii) real estate financing – corporate plan.

Expanded Loan Portfolio - Consumer Financing

The graph below shows the types of credit related to Consumer Financing of individual customers (CDC/vehicle leasing, personal loans, financing of goods, revolving credit card and cash and installment purchases at merchants).

Consumer financing totaled R$88.6 billion, up 0.4% in the quarter and 6.7% in the last 12 months. Growth was led by: (i) vehicle financing (CDC/Leasing) (R$30.1 billion); and (ii) payroll-deductible loans
(R$22.5 billion), which together totaled R$52.6 billion, accounting for 59.3% of the consumer financing balance. Given their guarantees and characteristics, these products provide a rather lower level of credit risk to this group of operations.

Bradesco      37

Economic and Financial Analysis

Loan Financial Margin - Interest

Breakdown of the Vehicle Portfolio

	R$ million			Variation %
	Mar13	Dec12	Mar12	Quarter	12M
CDC Portfolio	35,943	36,336	35,040	(1.1)	2.6
Individuals	28,662	29,248	29,075	(2.0)	(1.4)
Corporate	7,281	7,088	5,965	2.7	22.1
Leasing Portfolio	4,078	4,774	7,222	(14.6)	(43.5)
Individuals	1,450	1,851	3,510	(21.7)	(58.7)
Corporate	2,628	2,923	3,712	(10.1)	(29.2)
Finame Portfolio	10,690	10,417	9,970	2.6	7.2
Individuals	888	938	931	(5.3)	(4.6)
Corporate	9,802	9,479	9,039	3.4	8.4
Total	50,711	51,527	52,232	(1.6)	(2.9)
Individuals	31,000	32,037	33,516	(3.2)	(7.5)
Corporate	19,711	19,490	18,716	1.1	5.3

Vehicle financing operations (individual and corporate customers) totaled R$50.7 billion in March 2013, presenting a decrease in quarter-over-quarter and year-over-year comparisons. Of the total vehicle portfolio, 70.9% corresponds to CDC, 21.1% to Finame and 8.0% to Leasing. Individuals represented 61.1% of the portfolio, while corporate customers accounted for the remaining 38.9%.

Expanded Loan Portfolio Concentration - by Sector

The share of each economic sector composing the loan portfolio had a slight variation. Industry had the greatest growth, both in the quarter and in the last twelve-month period.

Activity Sector	R$ million
	Mar13%		Dec12%		Mar12%
Public Sector	619	0.2	1,179	0.3	1,844	0.5
Private Sector	391,063	99.8	384,350	99.7	348,987	99.5
Corporate	271,832	69.4	266,810	69.2	239,336	68.2
Industry	88,745	22.7	83,880	21.8	75,436	21.5
Commerce	57,928	14.8	57,531	14.9	54,144	15.4
Financial Intermediaries	7,483	1.9	7,138	1.9	4,871	1.4
Services	113,773	29.0	114,383	29.7	101,243	28.9
Agriculture, Cattle Raising, Fishing, Forestry and Forest Exploration	3,903	1.0	3,879	1.0	3,642	1.0
Individuals	119,231	30.4	117,540	30.5	109,651	31.3
Total	391,682	100.0	385,529	100.0	350,831	100.0

   38   Report on Economic and Financial Analysis – March 2013

Economic and Financial Analysis

Loan Financial Margin - Interest

Changes in the Expanded Loan Portfolio

Of the R$40.9 billion growth in the loan portfolio over the last 12 months, new borrowers accounted for R$30.5 billion, or 74.5%, representing 7.8% of the portfolio in March 2013.

(1) Including loans settled and subsequently renewed in the last 12 months.

Bradesco 39

Economic and Financial Analysis

Loan Financial Margin - Interest

Changes in the Expanded Loan Portfolio - By Rating

The chart below shows that new borrowers and remaining debtors as of March 2012 (customers that remained in the loan portfolio for at least 12 months) presented a good level of credit quality (AA-C ratings), demonstrating the adequacy and consistency of the loan assignment policy and processes, as well as the quality of guarantees and the credit rating instruments used by Bradesco.

Changes in the Extended Loan Portfolio by Rating from March 2012 to 2013
Rating	Total Loan as of March 2013		New Customers from April 2012 to March 2013		Remaining Debtors as of March 2012
	R$ million	%	R$ million	%	R$ million	%
AA - C	366,329	93.5	29,145	95.7	337,184	93.3
D	7,807	2.0	377	1.2	7,429	2.1
E - H	17,546	4.5	930	3.1	16,617	4.6
Total	391,682	100.0	30,452	100.0	361,230	100.0

Expanded Loan Portfolio - By Customer Profile

The table below presents the changes in the loan portfolio by customer profile:

Customer Profile	R$ million			Variation %
	Mar13	Dec12	Mar12	Quarter	12M
Corporations	155,409	152,728	134,451	1.8	15.6
SMEs	117,043	115,261	106,730	1.5	9.7
Individuals	119,231	117,540	109,651	1.4	8.7
Total Loan Operations	391,682	385,529	350,831	1.6	11.6

Expanded Loan Portfolio - By Customer Profile and Rating (%)

AA-C rated loans remained stable in comparison with the previous quarter and slightly increased in the year-over-year comparison.

Customer Profile	By Rating
		Mar13			Dec12			Mar12
	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H
Corporations	98.5	1.0	0.5	98.7	0.9	0.4	98.5	1.0	0.5
SMEs	91.3	3.1	5.6	91.3	3.1	5.6	91.6	2.8	5.6
Individuals	89.2	2.2	8.6	88.9	2.3	8.8	89.0	2.3	8.7
Total	93.5	2.0	4.5	93.5	2.0	4.5	93.3	2.1	4.6

   40   Report on Economic and Financial Analysis – March 2013

Economic and Financial Analysis

Loan Financial Margin - Interest

Expanded Loan Portfolio - By Business Segment

Below is the quarterly and yearly growth in the loan portfolio by business segment, which was led by the Prime and Retail segments.

Business Segments	R$ million						Variation %
	Mar13%		Dec12%		Mar12%		Quarter	12M
Retail	112,034	28.6	108,631	28.2	96,914	27.6	3.1	15.6
Corporate (1)	160,232	40.9	158,474	41.1	143,751	41.0	1.1	11.5
Middle Market	50,200	12.8	49,271	12.8	44,686	12.7	1.9	12.3
Prime	16,170	4.1	15,603	4.0	12,935	3.7	3.6	25.0
Other / Non-account holders (2)	53,046	13.6	53,551	13.9	52,546	15.0	(0.9)	1.0
Total	391,682	100.0	385,529	100.0	350,831	100.0	1.6	11.6

 (1) Including loans taken out with co-obligation. In the table on page 40, Loan Portfolio - by Customer Profile, these amounts are allocated to individuals; and

(2) Mostly, non-account holders using vehicle financing, credit cards and payroll-deductible loans.

Expanded Loan Portfolio - By Currency

The balance of foreign currency-indexed and/or denominated loan and onlending operations (excluding ACCs - Advances on Foreign Exchange Contracts) totaled US$14.9 billion in March 2013 (US$15.1 billion in December 2012 and US$13.4 billion in March 2012), a 1.3% decrease in the quarter and 11.2% increase in the last 12 months, in dollars. In reais, these same foreign currency operations totaled R$29.9 billion in March 2013 (R$30.9 billion in December 2012 and R$24.4 billion in March 2012), a 3.2% decrease in the quarter and 22.5% growth in the last 12 months.

In March 2013, total loan operations, in reais, stood at R$361.7 billion (R$354.6 billion in December 2012 and R$326.4 billion in March 2012), up 2.0% on the previous quarter and 10.8% over the last 12 months.

Bradesco 41

Economic and Financial Analysis

Loan Financial Margin - Interest

Expanded Loan Portfolio - by Debtor

Credit exposure level among the 100 largest debtors was slightly higher from that in the previous year and the last quarter. The quality of the 100 largest debtors, rated as AA to A, improved in the quarter and in the last 12 months.

Loan Portfolio(1) - By Type

All operations bearing credit risk stood at R$413.3 billion, up 1.0% in the quarter and 11.4% in the last
12 months.

	R$ million			Variation %
	Mar13	Dec12	Mar12	Quarter	12M
Loans and Discounted Securities	144,724	141,861	130,587	2.0	10.8
Financing	106,780	101,361	93,491	5.3	14.2
Rural and Agribusiness Financing	17,238	16,683	15,609	3.3	10.4
Leasing Operations	7,280	8,035	10,514	(9.4)	(30.8)
Advances on Exchange Contracts	6,023	6,348	6,671	(5.1)	(9.7)
Other Loans	15,838	16,672	12,876	(5.0)	23.0
Subtotal Loan Operations (2)	297,883	290,960	269,749	2.4	10.4
Sureties and Guarantees Granted (Memorandum Accounts)	59,728	59,911	50,932	(0.3)	17.3
Operations bearing Credit Risk - Commercial Portfolio (3)	30,833	30,874	25,403	(0.1)	21.4
Letters of Credit (Memorandum Accounts)	1,401	1,629	1,556	(14.0)	(10.0)
Advances from Credit Card Receivables	1,206	1,454	2,161	(17.1)	(44.2)
Co-obligation in Loan Assignment FIDC/CRI (Memorandum Accounts)	512	582	899	(12.0)	(43.0)
Co-obligation in Rural Loan Assignment (Memorandum Accounts)	119	119	131	0.4	(8.8)
Subtotal of Operations bearing Credit Risk - Expanded Portfolio	391,682	385,529	350,831	1.6	11.6
Other Operations Bearing Credit Risk (4)	21,590	23,851	20,142	(9.5)	7.2
Total Operations bearing Credit Risk	413,273	409,380	370,974	1.0	11.4

(1) In addition to the Expanded Portfolio, it includes other operations bearing credit risk;

(2) As defined by Bacen;

(3) Including debenture and promissory note operations; and

(4) Including CDI operations, international treasury, swaps, forward currency contracts and investments in FIDC and CRI.

   42   Report on Economic and Financial Analysis – March 2013

Economic and Financial Analysis

Loan Financial Margin - Interest

The charts below refer to the Loan Portfolio, as defined by Bacen.

Loan Portfolio(1) - By Flow of Maturities

The maturities of performing loans were slightly longer in March 2013, mainly due to the higher volume of BNDES onlending and real estate financing. Note that, due to their guarantees and characteristics, these operations are exposed to lower risk, in addition to providing favorable conditions to gain customer loyalty.

(1) As defined by Bacen.

Bradesco      43

               Economic and Financial Analysis

Loan Financial Margin - Interest

Loan Portfolio(1) - Delinquency over 90 days

Total delinquency ratio over 90 days had a slight reduction in the quarter and in the last 12 months, maintaining an improvement in a gradual downward trend, mainly due to the 0.2 p.p. decrease in Individuals.

As shown in the graph below, the total delinquency ratio for operations overdue from 61 to 90 days remained stable in the quarter and had a slight decrease over the last 12 months.

(1) As defined by Bacen.

   44   Report on Economic and Financial Analysis – March 2013

Economic and Financial Analysis

Loan Financial Margin - Interest

Allowance for Loan Losses (ALL) x Delinquency x Losses(1)

The ALL of R$21.4 billion, representing 7.2% of the total portfolio, comprises the generic provision (customer and/or operation rating), the specific provision (non-performing loans) and the excess provision (internal criteria).

Bradesco has appropriate provisioning levels that are also sufficient to support possible changes in scenarios, such as higher delinquency levels and/or changes in the loan portfolio profile.

It is worth mentioning the assertiveness of adopted provisioning criteria, which is proven by: (i) analyzing historical data on recorded allowances for loan losses; and (ii) effective losses in the subsequent twelve-month period, i.e., for an existing provision of 7.5% of the portfolio(1), in March 2012, the effective gross loss in the subsequent twelve-month period was 4.8%, meaning the existing provision exceeded the loss over the subsequent twelve-month period by more than 56%, as shown in the graph below.

(1) As defined by Bacen.

Bradesco      45

               Economic and Financial Analysis

Loan Financial Margin - Interest

Analysis in terms of loss, net of recovery, shows a significant increase in the coverage margin. In March 2012, for an existing provision of 7.5% of the portfolio(1), the net loss in the subsequent twelve-month period was 3.6%, meaning that the existing provision exceeded over twice the loss in the subsequent 12 months.

(1) As defined by Bacen.

   46   Report on Economic and Financial Analysis – March 2013

Economic and Financial Analysis

Loan Financial Margin - Interest

Allowance for Loan Losses(1)

The Non-performing Loan ratio (operations overdue for over 60 days) posted a slight decrease in the quarter-over-quarter comparison. Coverage ratios for the allowance for loans overdue from 60 to 90 days stood at very comfortable levels.

(1) As defined by Bacen; and

(2) Loan operations overdue for over 60 days and that do not generate revenue appropriation on an accrual basis.

Bradesco      47

               Economic and Financial Analysis

Loan Financial Margin - Interest

Loan Portfolio(1) - Portfolio Indicators

To facilitate the monitoring of the quantitative and qualitative performance of Bradesco’s loan portfolio, a comparative summary of the main figures and indicators is presented below:

			R$ million (except %)
	Mar13	Dec12	Mar12
Total Loan Operations (1)	297,883	290,960	269,749
- Individuals	118,263	116,404	108,321
- Corporate	179,620	174,556	161,427
Existing Provision	21,359	21,299	20,117
- Specific	11,268	11,182	10,576
- Generic	6,080	6,106	5,530
- Excess	4,010	4,010	4,012
Specific Provision / Existing Provision (%)	52.8	52.5	52.6
Existing Provision / Loan Operations (%)	7.2	7.3	7.5
AA - C Rated Loan Operations / Loan Operations (%)	91.6	91.5	91.5
D Rated Operations under Risk Management / Loan Operations (%)	2.6	2.5	2.5
E - H Rated Loan Operations / Loan Operations (%)	5.9	6.0	6.0
D Rated Loan Operations	7,608	7,427	6,807
Existing Provision for D Rated Loan Operations	2,079	2,039	1,871
D Rated Provision / Loan Operations (%)	27.3	27.5	27.5
D - H Rated Non-Performing Loans	16,616	16,414	15,400
Existing Provision/D - H Rated Non-Performing Loans (%)	128.5	129.8	130.6
E - H Rated Loan Operations	17,456	17,382	16,188
Existing Provision for E - H Rated Loan Operations	15,305	15,296	14,305
E - H Rated Provision / Loan Operations (%)	87.7	88.0	88.4
E - H Rated Non-Performing Loans	13,436	13,404	12,572
Existing Provision/E - H Rated Non-Performing Loan (%)	159.0	158.9	160.0
Non-Performing Loans (2)	14,628	14,455	13,718
Non-Performing Loans (2) / Loan Operations (%)	4.9	5.0	5.1
Existing Provision / Non-Performing Loans (2) (%)	146.0	147.3	146.6
Loan Operations Overdue for over 90 days	11,904	11,955	11,070
Loan Operations Overdue for over 90 days / Loan Operations (%)	4.0	4.1	4.1
Existing Provision/Operations Overdue for over 90 days (%)	179.4	178.2	181.7

(1) As defined by Bacen; and

(2) Loan operations overdue for over 60 days and that do not generate revenue appropriation on an accrual basis.

   48   Report on Economic and Financial Analysis – March 2013

               Economic and Financial Analysis

Funding Financial Margin- Interest

Funding Financial Margin - Breakdown

	R$ million
	Financial Margin - Funding
	1Q13	4Q12	1Q12	Variation
				Quarter	12M
Interest - due to volume				(20)	(14)
Interest - due to spread				(28)	(205)
Interest Financial Margin	949	997	1,168	(48)	(219)

Quarter over quarter, interest funding financial margin decreased 4.8%, or R$48 million, as a result of: (i) the lower volume of funds raised that negatively affected this margin by R$20 million; and (ii) the R$28 million decrease in average spread, due to the interest rate decrease in the period (Selic).

In the first quarter of 2013, interest funding financial margin was R$949 million against the R$1,168 million in the same period of 2012, down by 18.8% or R$219 million, mainly driven by: (i) the lower average volume of funds raised, totaling R$14 million; and (ii) the R$205 million decrease in average spread, due to the interest rate decrease in the period (Selic).

Bradesco      49

              Economic and Financial Analysis

Funding Financial Margin - Interest

Loans vs. Funding

To analyze Loan Operations in relation to Funding, it is necessary to deduct from total customer funding (i) the amount committed to reserve requirements at Bacen, (ii) the amount of available funds held at customer service network, as well as (iii) add funds from domestic and foreign lines of credit that finance loan needs.

Bradesco depends little on interbank deposits and foreign lines of credit, given its capacity to effectively obtain funding from customers.

This is a result of: (i) the outstanding position of its service points; (ii) the extensive diversity of products offered; and (iii) the market’s confidence in the Bradesco brand.

Note that the use of funds provides a comfortable margin, which proves that Bradesco is capable of meeting demand for funds for loans using its own funding.

Funding vs. Investments	R$ million			Variation %
	Mar13	Dec12	Mar12	Quarter	12M
Demand Deposits	35,714	38,412	31,955	(7.0)	11.8
Sundry Floating	4,541	3,428	6,948	32.5	(34.6)
Savings Deposits	70,163	69,042	59,924	1.6	17.1
Time Deposits + Debentures (1)	157,708	163,832	176,927	(3.7)	(10.9)
Financial Bills	25,417	28,221	32,405	(9.9)	(21.6)
Other	22,929	23,799	18,283	(3.7)	25.4
Customer Funds	316,472	326,733	326,442	(3.1)	(3.1)
(-) Reserve Requirements/Available Funds (2)	(56,500)	(58,291)	(79,159)	(3.1)	(28.6)
Customer Funds Net of Compulsory Deposits	259,972	268,442	247,283	(3.2)	5.1
Onlending	34,922	32,744	32,490	6.7	7.5
Foreign Lines of Credit	8,716	11,161	11,423	(21.9)	(23.7)
Funding Abroad	42,936	51,411	42,648	(16.5)	0.7
Total Funding (A)	346,546	363,759	333,844	(4.7)	3.8
Loan Portfolio/Leasing/Cards (Other Receivables)/Acquired CDI (B) (3)	341,640	335,917	308,251	1.7	10.8
B/A (%)	98.6	92.3	92.3	6.3	6.3

(1) Debentures mainly used to back purchase and sale commitments;

(2) Excluding government securities tied to savings accounts; and

(3) Comprising amounts relative to card operations (cash and installment purchases at merchants), amounts related to CDI to rebate from reserve requirements and debentures.

   50   Report on Economic and Financial Analysis – March 2013

              Economic and Financial Analysis

Funding Financial Margin - Interest

Main Funding Sources

The following table presents changes in main funding sources:

	R$ million			Variation %
	Mar13	Dec12	Mar12	Quarter	12M
Demand Deposits	35,714	38,412	31,955	(7.0)	11.8
Savings Deposits	70,163	69,042	59,924	1.6	17.1
Time Deposits	99,505	104,022	121,485	(4.3)	(18.1)
Debentures (1)	58,203	59,810	55,442	(2.7)	5.0
Borrowing and Onlending	46,209	44,186	47,112	4.6	(1.9)
Funds from Issuance of Securities (2)	47,833	51,359	48,482	(6.9)	(1.3)
Subordinated Debts	35,057	34,852	30,122	0.6	16.4
Total	392,684	401,683	394,522	(2.2)	(0.5)

(1) Considering only debentures used to back purchase and sale commitments; and

(2) Including: Financial Bills, on March 31, 2013, amounting to R$25,417 million (R$28,221 million on December 31, 2012 and R$32,405 million on March 31, 2012).

Demand Deposits

The R$2,698 million, or 7.0%, decrease in the first quarter of 2013, when compared to the previous quarter, was basically driven by: (i) the use of funds by our customers to pay one-time expenses at the beginning of the year (e.g., IPVA and IPTU taxes), as well as: (ii) the seasonality in the fourth quarter, which contributed to greater amount of funds, with the payment of the Christmas bonus in the period.

The R$3,759 million, or 11.8%, increase in comparison with the first quarter of 2012 was mainly due to the improved funding and the increased account holder base.

 (1) Additional installment is not included.

Savings Deposits

Savings deposits increased 1.6% in the quarter-over-quarter comparison and 17.1% in the last 12 months, mainly as a result of: (i) greater funding volume; and (ii) the remuneration of savings account reserve.

The new savings remuneration rule determines that: (i) the existing account savings up to May 3, 2012 will continue to remunerate at
TR + 0.5% p.m.; and (ii) for deposits made as of May 4, 2012, the new rules are: (a) if the Selic rate is higher than 8.5% p.a., the TR + 0.5% p.m. remuneration will be maintained; and (b) when the Selic rate is equal to or lower than 8.5% p.a., the remuneration will be 70% of Selic rate + TR.

Bradesco is always increasing its savings accounts base and posted net growth of

5.3 million new savings accounts over the last 12 months.

Bradesco      51

Economic and Financial Analysis

Loan Financial Margin - Interest

Time Deposits

In the first quarter of 2013, time deposits totaled R$99,505 million, decreasing by 4.3% quarter over quarter and 18.1% on the same period of the previous year.

Such performance is basically due to the new business opportunities offered to customers.

Debentures

On March 31, 2013, Bradesco’s debentures amounted to R$58,203 million, a 2.7% decrease in the quarter-over-quarter comparison and a 5.0% increase over the last 12 months.

These variations are mainly due to the placement and maturity of the securities, which are also used to back purchase and sale commitments that are, in turn, impacted by the levels of economic activity.

Borrowing and Onlending

The quarter-over-quarter R$2,023 million increase, or 4.6%, was mainly due to the R$1,978 million increase in the volume of funds raised through loans and onlending in Brazil, especially through Finame and BNDES operations.

Year over year, the balance fell R$903 million in the first quarter of 2013, mainly due to:
(i) the R$3,227 million decrease in foreign-currency-denominated and/or indexed borrowing and onlending, from R$11,441 million in March 2012 to R$8,214 million in March 2013, mainly due to: (a) the settlement of operations; partially offset by: (b) the exchange gain of 10.5% in the period; and partially offset by: (ii) the R$2,324 million increase in volume of funds raised through loans and onlending in Brazil, especially through Finame and BNDES operations.

52 Report on Economic and Financial Analysis – March 2013

Economic and Financial Analysis

Funding Financial Margin - Interest

Funds for the Issuance of Securities

Funds from issuance of securities totaled R$47,833 million, a 6.9% or R$3,526 million decrease in the quarter, mainly due to: (i) the decreased inventory of Financial Bills, from
R$28,221 million in December 2012 to R$25,417 million in March 2013, mainly due to the redemptions and maturities of these securities; and (ii) the lower volume of securities issued abroad, in the amount of R$968 million.

Between the first quarter of 2012 and 2013, there was a reduction of R$649 million, mainly driven by: (i) the decreased inventory of Financial Bills, amounting to R$6,988 million, mainly due to the redemptions and maturities of these securities; partially offset by: (ii) the increase in volume of securities issued abroad, in the amount of R$3,739 million, a result of new issuances carried out in the period and exchange gains of 10.5%;
(iii) the higher volume of Mortgage Bonds, in the amount of R$1,582 million; and (iv) the higher volume of Letters of Credit for Agribusiness, in the amount of R$1,565 million.

Subordinated Debt

Subordinated Debt totaled R$35,057 million in March 2013 (R$8,597 million abroad and R$26,460 million in Brazil). In the last 12 months, Bradesco issued R$8,948 million in Brazil.

Additionally, note that, in the first quarter of 2013, Bacen authorized the use of Subordinated Financial Bills amounting to R$1,234 million (R$2,206 million in the fourth quarter of 2012) to compose Tier II of the Capital Adequacy Ratio, of which only R$27,009 million of total subordinated debt is used to calculate the Capital
Adequacy Ratio, given their maturity terms.

Bradesco 53

Economic and Financial Analysis

Securities/Other Financial Margin - Interest

Securities/Other Financial Margin - Breakdown

	R$ million
	Financial Margin - Securities/Other
	1Q13	4Q12	1Q12	Variation
				Quarter	12M
Interest - due to volume				(14)	81
Interest - due to spread				(15)	110
Interest Financial Margin	1,213	1,242	1,022	(29)	191
Income	5,863	6,862	8,599	(999)	(2,736)
Expenses	(4,650)	(5,620)	(7,577)	970	2,927

Quarter over quarter, interest financial margin from Securities/Other was down by R$29 million, mainly due to: (i) the decrease in average spread of operations, amounting to R$15 million; and (ii) decrease in volume of operations, amounting to R$14 million.

Year over year, interest financial margin from “Securities/Other” stood at R$1,213 million, versus R$1,022 million recorded in the same period in 2012, up R$191 million or 18.7%. This result was due to: (i) an increase in the volume of operations which affected the result in R$81 million; and (ii) a R$110 million increase in the average spread.

Insurance Financial Margin - Interest

Insurance Financial Margin - Breakdown

	R$ million
	Financial Margin - Insurance
	1Q13	4Q12	1Q12	Variation
				Quarter	12M
Interest - due to volume				31	148
Interest - due to spread				(10)	(66)
Interest Financial Margin	933	912	851	21	82
Income	2,055	2,329	3,075	(274)	(1,020)
Expenses	(1,122)	(1,417)	(2,224)	295	1,102

In the quarter-over-quarter comparison, interest financial margin from insurance operations increased  R$21 million, or 2.3%, due to: (i) the higher volume of operations, totaling R$31 million; and offset by: (ii) the R$10 million decrease in average spread.

In the year-over-year comparison, interest financial margin from insurance operations was up 9.6%, or R$82 million, due to: (i) the higher volume of operations, in the amount of R$148 million; and offset by (ii) the R$66 million decrease in average spread.

54 Report on Economic and Financial Analysis – March 2013

Economic and Financial Analysis

Financial Margin - Non-Interest

Non-Interest Financial Margin - Breakdown

	R$ million
	Non-Interest Financial Margin
	1Q13	4Q12	1Q12	Variation
				Quarter	12M
Funding	(73)	(73)	(73)	-	-
Insurance	75	102	163	(27)	(88)
Securities/Other	195	402	383	(207)	(188)
Total	197	431	473	(234)	(276)

The non-interest financial margin in the first quarter of 2013 stood at R$197 million, down R$234 million over the previous quarter. Year over year, non-interest margin decreased R$276 million. The variations in non-interest financial margin were a result of:

•       “Insurance,” which is represented by gains/loss from equity securities. The variations in the periods are associated with market conditions, which enabled greater/lower gain opportunity; and

•       “Securities/Other,” which had a decrease of R$207 million and R$188 million quarter over quarter and year over year, respectively, due to lower gains from market arbitrage.

Bradesco      55

               Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Below is the analysis of the Statement of Financial Position and Income Statement of Grupo Bradesco Seguros e Previdência:

Consolidated Statement of Financial Position

			R$ million
	Mar13	Dec12	Mar12
Assets
Current and Long-Term Assets	151,335	150,710	129,800
Securities	141,535	141,540	122,147
Insurance Premiums Receivable (1)	2,464	1,979	1,759
Other Loans	7,336	7,191	5,894
Permanent Assets	3,777	3,661	3,235
Total	155,112	154,371	133,035
Liabilities
Current and Long-Term Liabilities	136,025	133,935	114,752
Tax, Civil and Labor Contingencies	2,746	2,523	2,134
Payables on Insurance, Pension Plan and Capitalization Bond Operations	369	367	318
Other Liabilities	5,543	6,828	5,347
Insurance Technical Reserves (1)	11,217	10,397	8,429
Life and Pension Plan Technical Reserves	110,527	108,371	93,861
Capitalization Bond Technical Reserves	5,623	5,449	4,663
Non-controlling Interest	663	637	663
Shareholders' Equity	18,424	19,799	17,620
Total	155,112	154,371	133,035

 (1) In the first quarter of 2013, in compliance with ANS Normative Resolution 314, of November 23, 2012, Bradesco Saúde reclassified R$597.3 million, corresponding to the early recording of premiums, which was deducted from premiums receivable, to “Technical Reserves – Unearned Premium Reserve,” under liabilities.

Consolidated Income Statement (2)

			R$ million
	1Q13	4Q12	1Q12
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	10,953	13,216	9,418
Premiums Earned from Insurance, Pension Plan Contribution and Capitalization Bond	6,212	6,126	5,212
Financial Result from the Operation	979	991	973
Sundry Operating Income	135	232	256
Retained Claims	(3,547)	(3,472)	(3,080)
Capitalization Bond Draws and Redemptions	(872)	(982)	(709)
Selling Expenses	(636)	(636)	(546)
General and Administrative Expenses	(475)	(584)	(473)
Other Operating Income/Expenses	(191)	(142)	(100)
Tax Expenses	(147)	(136)	(115)
Operating Result	1,458	1,397	1,418
Equity Result	101	162	96
Non-Operating Result	(13)	(12)	(9)
Income before Taxes and Profit Sharing	1,546	1,547	1,505
Income Tax and Contributions	(570)	(547)	(561)
Profit Sharing	(16)	(17)	(20)
Non-controlling Interest	(30)	(19)	(19)
Net Income	930	964	905

(2) For comparison purposes, non-recurring events are not considered.

   56   Report on Economic and Financial Analysis – March 2013

Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Income Distribution of Grupo Bradesco Seguros

								R$ million
	1Q13	4Q12	3Q12	2Q12	1Q12	4Q11	3Q11	2Q11
Life and Pension Plans	542	570	493	494	493	535	486	470
Health	167	167	133	148	151	181	132	200
Capitalization Bonds	131	103	86	91	104	87	86	79
Basic Lines and Other	90	124	125	148	157	57	76	51
Total	930	964	837	881	905	860	780	800

Performance Ratios

								%
	1Q13	4Q12	3Q12	2Q12	1Q12	4Q11	3Q11	2Q11
Claims Ratio (1)	69.6	70.5	70.4	71.3	71.9	68.6	71.5	72.2
Expense Ratio (2)	11.0	11.6	11.3	11.1	11.1	11.1	10.5	10.8
Administrative Expenses Ratio (3)	4.3	4.2	5.0	4.3	5.0	4.5	5.8	5.4
Combined Ratio (4) (5)	86.0	86.6	86.5	85.0	85.6	83.6	86.2	85.8

(1) Retained Claims/Earned Premiums;

(2) Selling Expenses/Earned Premiums;

(3) Administrative Expenses/Net Written Premiums;

(4) (Retained Claims + Selling Expenses + Other Operating Income and Expenses) / Earned Premiums + (Administrative Expenses + Taxes) / Net Written Premiums; and

(5) Excluding additional reserves.

Note: For comparison purposes, the non-recurring events’ effects are not considered.

Written Premiums, Pension Plan Contributions and Capitalization Bond Income

In the quarter-over-quarter and year-over-year comparisons, total revenue did not have the same performance, due to the concentration of pension plan contributions, which are historically paid in the last quarter of every year.

In the first quarter of 2013, written premiums, pension plan contributions and capitalization bond income increased by 16.3% in comparison with the same period of the previous year. Leading growth in the year were the "Life and Pension Plan,” “Capitalization Bond” and “Health" products, which had more than a two-digit growth.

Bradesco      57

               Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Written Premiums, Pension Plan Contributions and Capitalization Bond Income

   58   Report on Economic and Financial Analysis – March 2013

Economic and Financial Analysis

Insurance, Pension Plan and Capitalization Bonds

Retained Claims by Insurance Line

Bradesco      59

               Economic and Financial Analysis

Insurance, Pension Plan and Capitalization Bonds

Insurance Expense Ratio by Insurance Line

   60   Report on Economic and Financial Analysis – March 2013

Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Efficiency Ratio

General and Administrative Expenses/Revenue

The improved administrative efficiency ratio when compared to the first quarter of 2012 was due to: (i) the benefits from cost rationalization; and (ii) the 16.3% increase in revenue in the period.

Bradesco      61

               Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Insurance Technical Reserves

   62   Report on Economic and Financial Analysis – March 2013

Economic and Financial Analysis

Bradesco Vida e Previdência

	R$ million (unless otherwise stated)
	1Q13	4Q12	3Q12	2Q12	1Q12	4Q11	3Q11	2Q11
Net Income	542	570	493	494	493	535	486	470
Premium and Contribution Income (1)	5,698	8,053	5,002	6,737	5,009	6,886	4,708	5,493
- Income from Pension Plans and VGBL	4,677	6,976	3,988	5,816	4,090	5,926	3,829	4,713
- Income from Life/Personal Accidents Insurance Premiums	1,021	1,077	1,014	921	919	960	879	780
Technical Reserves	110,527	108,371	102,425	98,199	93,861	91,008	84,788	81,991
Investment Portfolio	118,380	117,418	110,182	106,102	100,366	96,047	91,806	88,255
Claims Ratio	35.1	37.4	34.6	43.5	41.3	38.3	44.4	47.4
Expense Ratio	23.4	23.3	21.2	19.2	21.3	19.1	18.5	19.2
Combined Ratio	70.0	68.1	60.8	68.4	70.8	66.1	71.3	75.4
Participants / Policyholders (in thousands)	25,722	25,837	25,295	25,257	24,534	24,582	24,051	23,109
Premium and Contribution Income Market Share (%) (2)	24.1	29.6	28.8	29.9	27.5	33.1	31.6	32.0
Life/AP Market Share - Insurance Premiums (%) (2)	17.0	18.0	17.8	17.4	17.3	17.6	16.9	16.3

 (1) Life/VGBL/PGBL/Traditional; and

(2) 1Q13 includes the latest data released by Susep (February 2013).

Note: For comparison purposes, the non-recurring events are not considered.

Due to its solid structure, a policy of product innovation and customer trust, Bradesco Vida e Previdência leads the segment with a 24.1% market share in terms of pension plan and VGBL income in the period.

Segment’s revenue, which are historically concentrated in the last quarter of the year, did not have the same performance seen in the fourth quarter of 2012. The reduction was directly reflected in income from operations, which was partially offset by the 2.3 p.p. decrease in Life product claims ratio.

Net income for the first quarter of 2013 was 9.9% higher than the result posted in the same period of the previous year, mainly as a result of: (i) the 13.8% increase in revenue; (ii) the 6.2 p.p. decrease in “Life” product claims ratio; (iii) the increase in the financial result; and (iv) the improved administrative efficiency ratio.

Bradesco      63

               Economic and Financial Analysis

Bradesco Vida e Previdência

Bradesco Vida e Previdência's technical reserves stood at R$110.5 billion in March 2013, made up of R$105.0 billion from Pension Plans and VGBL and R$5.5 billion from Life, Personal Accidents and Other Lines, up 17.8% over March 2012.

The Pension Plan and VGBL Investment Portfolio totaled R$113.8 billion in February 2013, equal to 33.1% of all market funds (source: Fenaprevi).

Growth of Participants and Life and Personal Accident Policyholders

In March 2013, the number of Bradesco Vida e Previdência customers grew by 4.8% compared to March 2012, reaching a total of 2.3 million pension plan and VGBL plan participants and 23.4 million	personal accident participants. This impressive growth was fueled by the strength of the Bradesco brand and the improvement of selling and management policies.

   64   Report on Economic and Financial Analysis – March 2013

Economic and Financial Analysis

Bradesco Saúde and Mediservice

	R$ million (unless otherwise stated)
	1Q13	4Q12	3Q12	2Q12	1Q12	4Q11	3Q11	2Q11
Net Income	167	167	133	148	151	181	132	200
Net Written Premiums	2,787	2,727	2,498	2,338	2,251	2,170	2,114	2,016
Technical Reserves	6,308	5,582	5,466	4,128	4,072	3,984	3,942	3,848
Claims Ratio	84.7	85.3	86.9	86.1	86.4	83.4	87.3	87.7
Expense Ratio	5.2	5.1	5.0	4.9	4.8	4.7	4.4	4.3
Combined Ratio	96.2	98.5	99.9	96.9	97.9	96.1	98.9	99.6
Policyholders (in thousands)	3,985	3,964	3,873	3,707	3,627	3,458	3,384	3,244
Written Premiums Market Share (%) (1)	48.1	45.3	46.8	46.9	46.7	47.9	47.5	47.4

(1) 1Q13 considers the latest data released by ANS (February 2013).

Note: For comparison purposes, the non-recurring events are not considered.

Revenue grew 2.2% quarter over quarter. Net income for the first quarter of 2013 is in line with the previous quarter, mainly due to: (i) the 0.6 p.p. decrease in claims ratio; and partially offset by: (ii) the increase in general and administrative expenses.

Net income for the quarter was up 10.6% over the same period of the previous year, due to: (i) the 23.8% increase in revenue; (ii) the 1.7 p.p. decrease in claims ratio; (iii) the improved financial and equity result; and (iv) the steady administrative efficiency ratio.

In March 2013, Bradesco Saúde and Mediservice maintained strong market position in the corporate segment (source: ANS).

Approximately 63 thousand companies in Brazil have Bradesco Saúde insurance and Mediservice plans.

Of the 100 largest companies in Brazil in terms of revenue, 50 are Bradesco Saúde and Mediservice customers (source: Exame magazine’s Best and Major Companies (Melhores e Maiores) ranking, July 2012).

Bradesco      65

               Economic and Financial Analysis

Bradesco Saúde and Mediservice

Number of Policyholders at Bradesco Saúde and Mediservice

Together, the two companies have over 3.9 million customers. The high share of corporate policies in the overall portfolio (95.2% in March 2013) shows the companies’ high level of specialization and customization in the corporate segment, a major advantage in today’s supplementary health insurance market.

Bradesco Capitalização

	R$ million (unless otherwise stated)
	1Q13	4Q12	3Q12	2Q12	1Q12	4Q11	3Q11	2Q11
Net Income	131	103	86	91	104	87	86	79
Capitalization Bond Income	983	1,089	1,013	937	795	798	849	751
Technical Reserves	5,623	5,449	5,165	4,886	4,663	4,571	4,329	4,096
Customers (in thousands)	3,462	3,459	3,426	3,358	3,228	3,097	3,024	2,888
Premium Income Market Share (%) (1)	22.6	23.1	22.8	22.2	21.2	21.6	21.4	21.3

 (1) 1Q13 considers the latest data released by Susep (February 2013).

Net income for the first quarter of 2013 grew 27.2% when comparing to the fourth quarter of 2012, mainly due to: (i) the increase in financial result; and (ii) the decrease in general and administrative expenses.

Net income for the first quarter of 2013 was up 26.0% when compared to the same period of the previous year, as a result of: (i) the 23.6% increase in capitalization bond income; and (ii) improved financial result.

   66   Report on Economic and Financial Analysis – March 2013

Economic and Financial Analysis

Bradesco Capitalização

Bradesco Capitalização ended the first quarter of 2013 leading the capitalization bond companies ranking, due to its policy of transparency and of adjusting its products based on potential consumer demand (source: Susep).

In order to offer the capitalization bond that best fits the profile and budget of each customer, Bradesco Capitalização has developed several products that vary in accordance with payment method (lump-sum or monthly), contribution term, frequency of draws and premium amounts. This phase was mainly marked by a closer relationship with the public by consolidating Pé Quente Bradesco products.

Among these products, it is worth pointing out the performance of the social and environmental products, from which a part of the profit is allocated to socially responsible projects, while also allowing the customer to create a financial reserve. Bradesco Capitalização currently has partnerships with the following social and environmental institutions: (i) Fundação SOS Mata Atlântica (contributes to the conservation of biological and cultural diversity of the Atlantic Forest, stimulating social and environmental citizenship); (ii) Instituto Ayrton Senna (contributes to education and human development, reducing illiteracy rates, school failure and drop-out rates); (iii) Fundação Amazonas Sustentável (contributes to the sustainable development, environmental preservation and improvement to the quality of life of communities that benefit from the preservation centers in the state of Amazonas); (iv) the Brazilian Cancer Control Institute (contributes to the development of projects for the prevention, early diagnosis and treatment of breast cancer in Brazil); and (v) Projeto Tamar (created to save sea turtles).

Bradesco Capitalização S.A. was the first capitalization bond company in Brazil to receive the ISO 9001 of Quality Management, certification which is held to date. Since 2009, it was certified by Fundação Vanzolini with the ISO 9001 Version 2008 for Management of Bradesco Capitalization Bonds. This attests to the quality of internal processes and confirms the principle targeting good products, services and continuous growth.

The portfolio is composed of 22.0 million active bonds, of which: 37.3% are Traditional Bonds sold in the branch network and at Bradesco Dia & Noite service channels, up 9.1% over March 2012; and 62.7% are incentive bonds (assignment of drawing rights), such as partnerships with Bradesco Vida e Previdência and Bradesco Auto/RE, which were up 5.2% over March 2012. Given that the purpose of this type of capitalization bond is to add value to the associated company product or even encourage the performance of its customers, bonds have reduced maturity and grace terms and lower sale price.

Bradesco      67

               Economic and Financial Analysis

Bradesco Auto/RE

	R$ million (unless otherwise stated)
	1Q13	4Q12	3Q12	2Q12	1Q12	4Q11	3Q11	2Q11
Net Income	28	10	42	26	49	33	50	44
Net Written Premiums	1,039	1,014	1,239	1,208	967	983	1,042	1,061
Technical Reserves	4,643	4,577	4,508	4,345	4,148	3,920	3,853	3,828
Claims Ratio	58.5	63.7	63.9	64.2	64.7	65.9	61.3	61.0
Expense Ratio	17.7	17.8	18.7	18.8	18.4	18.2	17.4	17.6
Combined Ratio	105.6	109.6	105.8	104.1	107.4	108.2	104.1	97.9
Policyholders (in thousands)	3,798	3,871	3,968	3,826	3,801	3,694	3,632	3,567
Premium Income Market Share (%) (1)	8.9	10.0	10.5	10.5	9.8	10.1	10.4	10.5

 (1) 1Q13 considers the latest data released by Susep (February 2013).

Net income for the first quarter of 2013 was up by R$18 million from the previous quarter, due to: (i) lower operating expenses, which was affected by tax contingencies in the fourth quarter of 2012; (ii) the 5.2 p.p. decrease in claims ratio; (iii) the improved financial result; and partially offset by: (iv) lower equity result.

Net income for the first quarter of 2013 was 42.9% lower than that posted in the same period in 2012, mainly due to: (i) lower financial result; partially offset by (ii) the 6.2 p.p. decrease in claims ratio; and (iii) higher financial result.

In the Property Insurance segment, the focus on large brokers and Corporate and Middle Market customers was maintained. This results in renewal of the main accounts, whether in leadership or participation in co-insurance. Also note the excellent performance of the Engineering Risks segment: the partnership with the Real Estate Loan area has enabled new insurance contracts from its customer base.

In Aviation and Maritime Hull insurance, the increased exchange with Corporate and Middle Market segments has been drawn on extensively, taking full advantage of the stronger sales of new aircraft and those of the maritime segment.

The transportation segment is still the primary focus, with essential investments made to leverage new business, especially in the renewal of reinsurance agreements, which gives insurers the power to assess and cover risk, and consequently increase competitiveness in more profitable businesses such as international transportation insurance for shipping companies involved in international trade.

Despite strong competition in the Auto/RCF line, the insurer has increased its customer base, mainly due to improvements to current products and the creation of products for a specific target-public. Among them, it is worth noting the launch of the First Vehicular Protection of Bradesco Seguro (Bradesco Seguro Primeira Proteção Veicular), exclusive to Bradesco’s account holders, which helps, through the Day and Night Support services, new vehicles and vehicles of up to fifteen years of use.

For better service, Bradesco Auto/RE currently has 23 Bradesco Auto Centers (BAC), which offer policyholders the greatest variety of services in a single place, including: auto claims services, reserve rental cars, installation of anti-theft equipment, preventative maintenance checks, glass repairs or replacement and environmental vehicle inspections.

   68   Report on Economic and Financial Analysis – March 2013

Economic and Financial Analysis

Bradesco Auto/RE

Number of Policyholders at Auto/RE

Mass insurance targets individuals, self-employed professionals and SMEs. The launch of new products combined with the continuous improvement to methods and systems has contributed to maintenance of customer base, which comprises around 3.8 million customers.

It is worth pointing out that we continued with a strong strategy for the Residential Insurance segment, with a 16.0% growth in premiums from January to March 2013, totaling more than 2 million insured homes.

Bradesco      69

               Economic and Financial Analysis

Fee and Commission Income

A breakdown of the variation in Fee and Commission Income for the respective periods is presented below:

Fee and Commission Income					R$ million
	1Q13	4Q12	1Q12	Variation
				Quarter	12M
Card Income	1,667	1,652	1,389	15	278
Checking Account	833	866	748	(33)	85
Fund Management	550	550	526	-	24
Loan Operations	517	517	501	-	16
Collection	344	340	313	4	31
Consortium Management	167	161	144	6	23
Custody and Brokerage Services	124	124	117	-	7
Underwriting / Financial Advisory Services	121	198	109	(77)	12
Payments	79	81	78	(2)	1
Other	196	184	193	12	3
Total	4,599	4,675	4,118	(76)	481

Explanations of the main items that influenced the variation in Fee and Commission Income between periods can be found below.

   70   Report on Economic and Financial Analysis – March 2013

Economic and Financial Analysis

Fee and Commission Income

Card Income

In spite of the seasonal effect of the fourth quarter of 2012, characterized by intense economic activity, card income remained practically stable in the period, totaling R$1,667 million in the first quarter of 2013.

Year over year, card service revenue was up 20.0%, or R$278 million, in the first quarter of 2013, mainly due to an increase in revenue from purchases and services, resulting from the increase in card revenue and number of transactions.

Bradesco      71

               Economic and Financial Analysis

Fee and Commission Income

Checking Account

In the first quarter of 2013, fee and commission income from checking accounts decreased 3.8% in comparison with the previous quarter, mainly due to lower volume of services in the quarter when compared to the previous quarter.

Year over year, income grew by R$85 million, or 11.4%, mainly due to: (i) the expansion of the checking account customer base, which posted a net increase of 459 thousand active current account holders (398 thousand individual customers and 61 thousand corporate customers); and (ii) the expansion of the customer service portfolio.

Loan Operations

In the first quarter of 2013, income from loan operations remained stable in comparison with the previous quarter.

Year over year, the 3.2% increase was mainly the result of: (i) greater income from collateral, up 21.4%, mainly deriving from the 17.3% growth in the volume of Sureties and Guarantees; and
(ii) an increase in volume of other operations in the period.

   72   Report on Economic and Financial Analysis – March 2013

Economic and Financial Analysis

Fee and Commission Income

Fund Management

In the first quarter of 2013, income from fund management remained stable in comparison with the previous quarter.

Year over year, the R$24 million or 4.6% increase was mainly due to: (i) increases in funds and portfolios, which grew by 26.2%; partially offset by (ii) the 12.7% decrease in the Ibovespa index in the period, impacting income from managed funds and portfolios pegged to equities.

The highlight was the investments in third-party funds, which grew by 41.1% in the period, followed by the 23.6% increase in fixed-rate funds and the 16.5% increase in equity funds.

Shareholders' Equity	R$ million			Variation %
	Mar13	Dec12	Mar12	Quarter	12M
Investment Funds	425,976	397,933	346,241	7.0	23.0
Managed Portfolios	33,324	33,875	18,169	(1.6)	83.4
Third-Party Fund Quotas	10,625	10,024	7,856	6.0	35.2
Total	469,925	441,832	372,266	6.4	26.2
x	x	x	x	x	x
Distribution	R$ million			Variation %
	Mar13	Dec12	Mar12	Quarter	12M
Investment Funds – Fixed Income	392,652	369,287	317,626	6.3	23.6
Investment Funds – Equities	33,324	28,646	28,615	16.3	16.5
Investment Funds – Third-Party Funds	9,404	8,782	6,665	7.1	41.1
Total - Investment Funds	435,380	406,715	352,906	7.0	23.4
x
Managed Portfolios - Fixed Income	23,693	24,573	10,183	(3.6)	132.7
Managed Portfolios – Equities	9,631	9,302	7,986	3.5	20.6
Managed Portfolios - Third-Party Funds	1,221	1,242	1,191	(1.7)	2.5
Total - Managed Funds	34,545	35,117	19,360	(1.6)	78.4
x
Total Fixed Income	416,345	393,860	327,809	5.7	27.0
Total Equities	42,955	37,948	36,601	13.2	17.4
Total Third-Party Funds	10,625	10,024	7,856	6.0	35.2
Overall Total	469,925	441,832	372,266	6.4	26.2

Bradesco      73

               Economic and Financial Analysis

Fee and Commission Income

Cash Management Solutions (Payments and Collection)

In the first quarter of 2013, income from payments and collection slightly increased in comparison with the previous quarter, mainly due to new businesses and increase in the number of processed documents.

Year over year, the 8.2% or R$32 million increase was mainly due to the greater volume of processed documents, up from 463 million in March 31, 2012 to 511 million in March 31, 2013.

Consortium Management

In the first quarter of 2013, income from consortium management increased by 3.7% over the previous quarter, mainly due to the segment expansion. On March 31, 2013, Bradesco had 780 thousand active quotas (736 thousand active quotas on December 31, 2012), ensuring a leading position in all the segments it operates (real estate, auto and trucks/tractors).

Year over year, there was a 16.0% increase, resulting from: (i) the growth in the volume of bids; (ii) the increase in average ticket; and (iii) the increase in sales of new quotas, from 643 thousand active quotas on March 31, 2012 to 780 thousand active quotas on March 31, 2013, an increase of 137 thousand net quotas.

Bradesco’s purpose is to offer the most complete portfolio of products and services to its customers. Therefore, the Organization provides consortium plans for all income groups, covering the different market demands, in real estate, automobile or truck/tractor/machinery/equipment segments.

To sell the consortium plans, Bradesco has the strength and expertise of several managers, who operate together with customers.

Bradesco remains being leader in the three segments due to planning and synergy with the branch network, together with stability and security of the Bradesco brand.

   74   Report on Economic and Financial Analysis – March 2013

Economic and Financial Analysis

Fee and Commission Income

Custody and Brokerage Services

In the first quarter of 2013, total custody and brokerage service income remained stable in relation to the previous quarter.

Year over year, the 6.0% increase in income reflected the increase in custody services, with an R$101 billion gain in assets under custody.

Underwriting / Financial Advisory Services

The R$77 million decrease in the quarter-over-quarter comparison mainly refers to the excellent performance of the capital market operations in the fourth quarter of 2012. Furthermore, changes in this income are often the result of capital markets’ volatile performance.

Year over year, there was an increase of R$12 million, mainly as a result of a greater business volume in the quarter.

Bradesco      75

               Economic and Financial Analysis

Personnel and Administrative Expenses

Personnel and Administrative Expenses					R$ million
	1Q13	4Q12	1Q12	Variation
				Quarter	12M
Personnel Expenses
Structural	2,490	2,569	2,351	(79)	139
Payroll/Social Charges	1,840	1,917	1,769	(77)	71
Benefits	650	652	582	(2)	68
Non-Structural	569	573	527	(4)	42
Management and Employee Profit Sharing	336	342	324	(6)	12
Provision for Labor Claims	164	152	143	12	21
Training	12	32	22	(20)	(10)
Termination Costs	57	47	38	10	19
Total	3,059	3,142	2,878	(83)	181
x
Administrative Expenses
Outsourced Services	828	846	832	(18)	(4)
Communication	393	421	410	(28)	(17)
Depreciation and Amortization	319	316	301	3	18
Data Processing	293	308	262	(15)	31
Rental	212	211	183	1	29
Transportation	199	225	212	(26)	(13)
Financial System Services	179	168	163	11	16
Advertising and Marketing	161	276	153	(115)	8
Asset Maintenance	153	169	146	(16)	7
Security and Surveillance	116	111	100	5	16
Leased Assets	77	78	100	(1)	(23)
Materials	69	78	92	(9)	(23)
Water, Electricity and Gas	65	66	65	(1)	-
Trips	27	38	33	(11)	(6)
Other	365	443	349	(78)	16
Total	3,455	3,755	3,401	(300)	54
x
Total Personnel and Administrative Expenses	6,514	6,897	6,279	(383)	235
x
Employees	102,793	103,385	105,102	(592)	(2,309)
Service Points	69,528	68,917	62,759	611	6,769

In the first quarter of 2013, total personnel and administrative expenses came to R$6,514 million, down 5.6% in comparison with the previous quarter.

Personnel Expenses

In the first quarter of 2013, personnel expenses came to R$3,059 million, a 2.6% or R$83 million decrease from the previous quarter, mainly driven by the variation in “structural” expenses, which was due to the greater concentration of holidays in the first quarter of every year, which totaled R$71 million.

   76   Report on Economic and Financial Analysis – March 2013

Economic and Financial Analysis

Personnel and Administrative Expenses

Personnel Expenses

Year over year, the R$181 million increase in the first quarter of 2013 was mainly due to: (i) the structural expenses totaling R$139 million, related to the increase in expenses with payroll, social charges and benefits, impacted by the raise in salary levels, as determined by collective bargaining agreements; and (ii) non-structural expenses totaling R$42 million, which was mainly a result of higher expenses with: (a) provision for labor claims, amounting to R$21 million;

and (b) employee and management profit sharing amounting to R$12 million.

Bradesco      77

               Economic and Financial Analysis

Personnel and Administrative Expenses

Administrative Expenses

In the first quarter of 2013, administrative expenses came to R$3,455 million, down 8.0%, or R$300 million, from the previous quarter, mainly due to: (i) seasonality in the fourth quarter of 2012, which affected: (a) marketing and advertising expenses, totaling R$115 million; and (b) business and service volume; and (ii) continuous efforts in cost control, pointing out the actions taken by our Efficiency Committee.

Despite the greater expenses with (i) the opening of 6,769 service points in the period, mainly the opening of 5,533 Bradesco Expresso points, for a total of 69,528 service points on March 31, 2013 and (ii) the increase in businesses and service volume in the period, administrative expenses increased only by 1.6% year over year, thanks to the Efficiency Committee efforts to control these expenses. Note that, in the last 12 months, the inflation rates Extended Consumer Price Index (IPCA) and General Market Price Index (IGP-M) stood at 6.6% and 8.1% respectively.

   78   Report on Economic and Financial Analysis – March 2013

Economic and Financial Analysis

Operating Coverage Ratio (1)

In the quarter, the coverage ratio over the last 12 months maintained its improvement with a 1.2 p.p. growth, mainly due to an increase in fee and commission income, combined with ongoing cost control efforts, pointing out the actions of our Efficiency Committee.

It is worth noting that 67.7% is the best rate over the last 17 quarters.

(1) Fee and Commission Income / Administrative and Personnel Expenses (in the last 12 months).

Tax Expenses

The R$25 million increase in tax expenses in comparison with the previous quarter was mainly driven by the prepayment of higher Municipal Real Estate Tax (IPTU).

Year over year, these expenses increased R$111 million in the first quarter of 2013, mainly due to higher PIS/COFINS/ISS expenses, reflecting the higher taxable income, especially fee and commission income.

Bradesco      79

               Economic and Financial Analysis

Equity in the Earnings (Losses) of Unconsolidated Companies

In the quarter-over-quarter and year-over-year comparisons, the reduction in the first quarter of 2013 was mainly due to lower results from the unconsolidated company IRB - Brasil Resseguros.

Operating Income

Operating income in the first quarter of 2013 was R$4,547 million, up R$98 million from the previous quarter. This result was mainly impacted by: (i) the R$383 million decrease in administrative and personnel expenses; (ii) the R$200 million increase in operating income from Insurance, Pension Plans and Capitalization Bonds; (iii) lower allowance for loan loss expenses, in the amount of R$101 million; partially offset by: (iv) lower financial margin, amounting to R$403 million; (v) decrease in fee and commission income, amounting to R$76 million; and (vi) the reduction in equity in the earnings (losses) of unconsolidated companies, totaling R$42 million.

Year over year, the R$198 million or 4.6% increase is basically a result of: (i) the R$481 million increase in fee and commission income; (ii) the R$278 million increase in operating income from Insurance, Pension Plans and Capitalization Bonds, partially offset by: (iii) a R$235 million increase in administrative and personnel expenses; (iv) a R$174 million increase in other operating expenses (net of other income); and (v) a R$111 million increase in tax expenses.

   80   Report on Economic and Financial Analysis – March 2013

Economic and Financial Analysis

Non-Operating Income

In the first quarter of 2013, non-operating income posted a loss of R$38 million, R$9 million more than the previous quarter and R$20 million more than the same period in 2012, due to greater non-operating expenses (such as losses on sale of foreclosed assets/other) in the period.

Bradesco      81

Return to Shareholders

3

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

         Return to Shareholders

Sustainability

CDP Supply Chain

The CDP Supply ChainBrazil 2013 discussion round was carried out in the first quarter of 2013, in which Brazil’s 2012 results were announced. CDP Supply Chain is a global program that allows organizations to implement supplier engagement strategy by analyzing risks and opportunities related to climate change and GHG emission management. This is a collaborative and innovative approach that contributes to the sustainable development of the value chain.

Bradesco, as signatory of the Carbon Disclosure Project (CDP) since 2006 and disseminator of the

Supply Chain Leadership Collaboration (SCLC) since 2008, believes that the initiative is in line with its value chain development strategy, and assists the Organization to manage indirect emissions, which, in 2012, represented 92.8% of total emissions. Additionally, engaging and motivating suppliers to manage and disclose their GHG emissions is one of Bradesco’s objectives, which discuss the matter annually in an event with its suppliers and in CDP Brazil.

Bradesco remains in the Carbon Efficient Index for the fourth consecutive year

Bradesco has been designated for inclusion in the BM&FBovespa’s Carbon Efficient Index (ICO2). For the fourth consecutive year, Bradesco’s preferred shares (BBDC4) have been included in the list.

Launched in 2010, the initiative comprises the shares of the companies composing the IBrX-50 index, those which adopt transparent GHG emissions practices. The portfolio takes into consideration the efficiency level of GHG emissions, in addition to their free float (available-for-trade shares).

The new ICO2 portfolio is composed of 36 shares of 35 companies from different industries.

Bradesco’s shares are also part of the main sustainability indexes of the Brazilian and international capital markets. Since 2006, they are included in the Dow Jones Sustainability Index World (DJSI) and, since 2005, they are among the companies’ shares comprising the BM&FBovespa’s Corporate Sustainability Index.

Bradesco is placed in the Bronze category of the Dow Jones Sustainability Index World

For one more year, Bradesco has been included in the bronze category of the Dow Jones Sustainability Index World, among the companies with the best corporate sustainability practices.	Among 26 banks, three of which Brazilian banks, only six institutions reached excellence to meet the criteria to come into the gold, silver and bronze categories.

  84   Report on Economic and Financial Analysis – March 2013

Retorno aos Acionistas

Investor Relations (IR)

In the first quarter of 2013, the Bradesco’s Investor Relations area participated in 91 events. In Brazil, we met several analysts and investors through conferences and meetings in our headquarters, in Osasco. Abroad, it is worth mentioning the conferences held in Miami,

Cancun, New York and London. Moreover, the Investor Relations team frequently keeps contact with shareholders, investors and analysts via telephone, email, or in person at Bradesco's headquarters.

Corporate Governance

Bradesco's management is made up of the Board of Directors and the Board of Executive Officers. The former is composed of eight members who serve one-year terms of office and are eligible for reelection, and includes one internal member (Mr. Luiz Carlos Trabuco Cappi, current CEO), seven external members, including the Chairman (Mr. Lázaro de Mello Brandão). The Board members are elected by the Annual Shareholders’ Meeting, which elect the members of the Board of Executive Officers internally.

Within its Corporate Governance structure, five Committees are subordinated to Bradesco’s Board of Directors, two of which Statutory Committees (Audit and Compensation) and three Non-Statutory (Ethical Conduct, Internal Controls and Compliance, and Integrated Risk Management and Capital Allocation), in addition to 44 Executive Committees that assist the Board of Executive Officers in performing its duties.

Bradesco guarantees its shareholders, as a minimum dividend, 30% of adjusted net income, as well as 100% tag-along rights for common shares and 80% for preferred shares. Preferred shares are also entitled to dividends 10% greater than those paid to common shares.

In 2001, Bradesco voluntarily adhered to Level 1 Corporate Governance of BM&FBovespa - Securities, Commodities and Futures Exchange.

In 2011, it also voluntarily adhered to the Code of Self-Regulation and Best Practices for Publicly-Held Companies, issued by the Brazilian Association of Publicly-Held Companies (Abrasca) based on the best corporate governance practices adopted in Brazil and abroad.

Bradesco was rated AA+ (Excellent Corporate Governance Practices) by Austin Rating.

On March 11, 2013, all of the matters proposed to the Shareholders’ Meetings were approved.

For more information, visit www.bradescori.com.br – Corporate Governance.

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         Return to Shareholders

Bradesco Shares

Number of Shares - Common and Preferred Shares (1)

	In thousands
	Mar13	Dec12	Mar12
Common Shares	2,100,738	1,909,762	1,909,839
Preferred Shares	2,098,372	1,907,611	1,907,931
Subtotal – Outstanding Shares	4,199,110	3,817,373	3,817,770
Treasury Shares	8,164	7,422	7,025
Total	4,207,274	3,824,795	3,824,795

(1) Excluding bonuses and stock splits during the periods.

On March 31, 2013, Bradesco’s capital stock stood at R$38.1 billion, composed of 4,207,274 thousand no-par, book-entry shares, of which 2,103,637 thousand were common shares and 2,103,637 thousand were preferred shares. The largest shareholder is the holding company Cidade de Deus Cia. Comercial de Participações, which directly holds 48.7% of voting capital and 24.4% of total capital.

Cidade de Deus Cia. Comercial de Participações is controlled by the Aguiar Family, Fundação Bradesco and another holding company, Nova Cidade de Deus Participações S.A., which is in turn controlled by Fundação Bradesco and BBD Participações S.A., whose majority of shareholders are members of Bradesco’s Board of Directors, Statutory Board of Executive Officers and management-level employees.

Number of Shareholders – Domiciled in Brazil and Abroad

On March 31, 2013, there were 363,391 shareholders domiciled in Brazil, accounting for 99.73% of total shareholders and holding 67.32%	of all shares, while a total of 999 shareholders are domiciled abroad, accounting for 0.27% of shareholders and holding 32.68% of shares.

	Mar13%		Ownership of Capital (%)	Mar12%		Ownership of Capital (%)
Individuals	327,036	89.75	22.37	334,240	89.84	23.55
Companies	36,355	9.98	44.95	36,896	9.92	46.69
Subtotal Domiciled in Brazil	363,391	99.73	67.32	371,136	99.76	70.24
Domiciled Abroad	999	0.27	32.68	885	0.24	29.76
Total	364,390	100.00	100.00	372,021	100.00	100.00

  86   Report on Economic and Financial Analysis – March 2013

Retorno aos Acionistas

Bradesco Shares

Average Daily Trading Volume of Shares (1)

Bradesco shares are traded on BM&FBovespa and the New York Stock Exchange (NYSE). Since November 21, 2001, Bradesco trades its ADRs backed by preferred shares on NYSE. As of March 13, 2012, it has also traded ADRs backed by common shares.

In the first quarter of 2013, the average trading volume of our shares stood at R$551 million, the highest value since 2001. Year over year, the average daily trading volume increased by 7.8%, boosted by the increased liquidity of our common shares traded on BM&FBovespa.

(1) Average daily trading volume of shares listed on BM&FBovespa (BBDC3-ON and BBDC4-PN) and NYSE (BBD-ADR PN and BBDO-ADR ON).

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         Return to Shareholders

Bradesco Shares

Appreciation of Preferred Shares - BBDC4 (1)

The graph shows the change in preferred shares due to Bradesco’s dividend reinvestment, compared to the Ibovespa and the CDI - Interbank Deposit Rate. If R$100 were invested in December 2001, Bradesco shares would be worth

R$1,057 in March 2013, an appreciation above Ibovespa and CDI rates in the same period.

(1) Including dividend reinvestment.

Share and ADR Performance (1)

	In R$ (unless otherwise stated)
	1Q13	4Q12	Variation %	1Q13	1Q12	Variation %
Adjusted Net Income per Share	0.70	0.69	1.3	0.70	0.68	2.7
Dividends/Interest on Shareholders' Equity – Common Share (after Income Tax)	0.198	0.196	0.9	0.198	0.189	4.8
Dividends/Interest on Shareholders' Equity – Preferred Share (after Income Tax)	0.218	0.217	0.3	0.218	0.208	4.7

	In R$ (unless otherwise stated)
	Mar13	Dec12	Variation %	Mar13	Mar12	Variation %
Book Value per Common and Preferred Share	16.54	16.68	(0.8)	16.54	13.83	19.6
Last Trading Day Price – Common Shares	35.20	30.86	14.1	35.20	24.84	41.7
Last Trading Day Price – Preferred Shares	34.14	31.97	6.8	34.14	28.99	17.8
Last Trading Day Price – ADR ON (US$) (2)	17.19	14.11	21.8	17.19	13.56	26.7
Last Trading Day Price – ADR PN (US$)	17.02	15.79	7.8	17.02	15.91	7.0
Market Capitalization (R$ million) (3)	145,584	131,908	10.4	145,584	113,021	28.8

(1) Adjusted for corporate events in the periods;
(2) In March 2012, Bradesco launched a program of Level II ADRs backed by common shares; and
(3) Number of shares (excluding treasury shares) x closing price for common and preferred shares on the last trading day of the period.

  88   Report on Economic and Financial Analysis – March 2013

Return to Shareholders

Bradesco Shares

Recommendation of Market Analysts – Target Price

Market analysts issue periodical recommendations on Bradesco preferred shares (BBDC4). We had access to 17 reports prepared	by these analysts on April 17, 2013. Below are recommendations and a consensus on the target price for December 2013:

Recommendations %		Target Price in R$ for Dec13
Buy	47.1	Average	39.7
Keep	47.1	Standard Deviation	3.8
Sell	5.8	Higher	45.8
Under Analysis	-	Lower	33.0

For more information on target price and recommendation of each market analyst that monitors the performance of Bradesco shares,	visit the IR section at www.bradescori.com.br > Information to Shareholders > Analysts’ Consensus.

Market Capitalization

In the first quarter of 2013, Bradesco’s market capitalization, considering the closing prices of common and preferred shares, was	R$145.6 billion, up 28.8% over the same period in 2012. In the year-over-year comparison, the Ibovespa decreased by 12.6%.

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             Return to Shareholders

Main Indicators

Market Capitalization (Common and Preferred Shares) / Net Income(1): indicates a possible number of years that the investor would recover the capital invested, based on the closing prices of common and preferred shares.

Market Capitalization (Common and Preferred Shares) / Shareholders' Equity: indicates the multiple by which Bradesco’s market capitalization exceeds its book shareholders’ equity.

Dividend Yield: the ratio between share price and dividends and/or interest on shareholders’ equity paid to shareholders in the last 12 months, which indicates the return on investment represented by the allocation of net income.

   90   Report on Economic and Financial Analysis – March 2013

Return to Shareholders

Dividends/Interest on Shareholders’ Equity

In the first quarter of 2013, a total of R$1,028 million was allocated to shareholders as Interest on Shareholders’ Equity and Dividends. In the last twelve months, total Interest on	Shareholders’ Equity and Dividends allocated to shareholders correspond to 36.3% of book net income, or 31.5% considering withholding income tax deduction therefrom.

(1) In the last 12 months.

Weight on Main Stock Indexes

Bradesco shares comprises Brazil’s main stock indexes, including IBrX-50 (index that measures the total return of a theoretical portfolio comprising 50 shares selected among the most traded shares on BM&FBovespa), ISE (Corporate Sustainability Index), the ITAG (Special Tag-Along Stock Index), IGC (Special Corporate Governance Stock Index), IFNC (Financial Index which comprises banks, insurance and financial companies), and ICO2 (index comprising shares of the companies that are part of the IBrX-50 index and that accepted to take part in this initiative by adopting transparent greenhouse gas emission practices) and the Mid—Large Cap Index – MLCX (that measures the return of a portfolio composed of the highest cap companies listed).

Abroad, Bradesco shares are listed on NYSE’s Dow Jones Sustainability World Index and the FTSE Latibex Brazil Index of Madrid Stock Exchange.

Mar13	In % (1)
Ibovespa	3.7
IBrX-50	8.8
IBrX	8.9
IFNC	19.9
ISE	5.6
IGC	6.8
ITAG	12.7
ICO2	12.0
MLCX	9.4

(1) Represents Bradesco’s weight on the portfolio of main Brazilian stock market indexes.

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Additional Information

4

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

             Additional Information

Market Share of Products and Services

Market shares held by the Organization in the Banking and Insurance industries and in the Customer Service Network are presented below.

Banks – Source : Brazilian Central Bank (Bacen)
Demand Deposits	N/A	16.9	16.5	16.5
Savings Deposits	N/A	13.9	13.9	14.2
Time Deposits	N/A	11.6	12.9	13.2
Loan Operations	11.3 (1) (3)	11.2 (1)	11.9	12.1
Loan Operations - Vehicles Individuals (CDC + Leasing)	14.6 (1) (3)	14.7 (1)	15.3	15.5
Payroll-Deductible Loans	11.2 (1) (3)	11.0 (1)	11.0	11.2
Number of Branches	21.3	21.4	22.0	22.2
Banks - Source: Federal Revenue Service/ Brazilian Data Processing Service (Serpro)
Federal Revenue Collection Document (DARF)	N/A	20.7	21.7	22.1
Brazilian Unified Tax Collection System Document (DAS)	N/A	16.5	16.2	17.4
Banks – Source : Social Security National Institute (INSS)/Dataprev
Social Pension Plan Voucher (GPS)	N/A	14.6	14.2	14.8
Benefit Payment to Retirees and Pensioners	24.9	24.7	23.9	23.8
Banks – Source : Anbima
Investment Funds + Portfolios	18.6	19.4	17.6	17.0
Insurance, Pension Plans and Capitalization Bonds – Source: Insurance Superintendence (Susep) and National Agency for Supplementary Healthcare (ANS)
Insurance, Pension Plan and Capitalization Bond Premiums	22.4 (3)	24.8	23.4	25.6
Insurance Premiums (including Long-Term Life Insurance - VGBL)	21.8 (3)	24.6	23.2	25.7
Life Insurance and Personal Accident Premiums	17.0 (3)	18.0	17.3	17.6
Auto/Basic Lines (RE) Insurance Premiums	8.9 (3)	10.0	9.8	10.1
Auto/Optional Third-Party Liability (RCF) Insurance Premiums	10.3 (3)	12.4	12.8	13.6
Health Insurance Premiums	48.1 (3)	45.3	46.7	47.9
Income from Pension Plan Contributions (excluding VGBL)	30.8 (3)	29.7	29.8	29.6
Capitalization Bond Income	22.6 (3)	23.1	21.2	21.6
Technical Reserves for Insurance, Pension Plans and Capitalization Bonds	29.1 (3)	29.5	29.7	29.6
Insurance and Pension Plans – Source: National Federation of Life and Pension Plans (Fenaprevi)
Income from VGBL Premiums	23.1 (3)	29.5	27.0	34.0
Income from Unrestricted Benefits Generating Plans (PGBL) Contributions	27.1 (3)	26.0	25.3	26.9
Pension Plan Investment Portfolios (including VGBL)	33.1 (3)	33.4	33.1	33.5
Leasing – Source: Brazilian Association of Leasing Companies (ABEL)
Lending Operations	19.4 (2)	19.5	18.8	18.5
Consortia – Source: Bacen
Real Estate	30.5 (3)	30.3	29.3	29.2
Auto	26.1 (3)	25.6	25.4	25.5
Trucks, Tractors and Agricultural Implements	19.5 (3)	19.2	17.7	17.9
International Area – Source: Bacen
Export Market	17.1	19.2	19.8	20.4
Import Market	15.0	16.4	18.3	17.6

(1) Bacen data for December 2012 and February 2013 are preliminary;
(2) Reference date: January 2013; and
(3) Reference date: February 2013.
N/A – Not available.

  94   Report on Economic and Financial Analysis – March 2013

Additional Information

Informações Adicionais

Market Share of Products and Services

Branch Network

Region	Mar13		Market Share	Mar12		Market Share
	Bradesco	Market		Bradesco	Market
North	279	1,068	26.1%	279	982	28.4%
Northeast	850	3,492	24.3%	837	3,222	26.0%
Midwest	346	1,693	20.4%	346	1,597	21.7%
Southeast	2,428	11,553	21.0%	2,399	11,187	21.4%
South	784	4,228	18.5%	775	4,058	19.1%
Total	4,687	22,034	21.3%	4,636	21,046	22.0%

Reserve Requirements/Liabilities

%	Mar13	Dec12	Sept12	Jun12	Mar12	Dec11	Sept11	Jun11
Demand Deposits
Rate (2) (6)	44	44	44	43	43	43	43	43
Additional (3)	-	-	-	12	12	12	12	12
Liabilities (1)	34	34	34	28	28	28	28	29
Liabilities (Microfinance)	2	2	2	2	2	2	2	2
Free	20	20	20	15	15	15	15	14
Savings Deposits
Rate (4)	20	20	20	20	20	20	20	20
Additional (3)	10	10	10	10	10	10	10	10
Liabilities	65	65	65	65	65	65	65	65
Free	5	5	5	5	5	5	5	5
Time Deposits
Rate (3) (5)	20	20	20	20	20	20	20	20
Additional (3)	11	11	12	12	12	12	12	12
Free	69	69	68	68	68	68	68	68

(1) At Banco Bradesco, liabilities are applied to Rural Loans;
(2) Collected in cash and not remunerated;
(3) Collected in cash with the Special Clearance and Custody System (Selic) rate;

(4) Collected in cash with the Reference Interest Rate (TR) + interest of 6.17% p.a. for deposits made until May 3, 2012, and TR + 70% of the Selic rate for deposits made as from May 4, 2012, when the Selic rate is equal to or lower than 8.5% p.a.;

(5) As of the calculation period from March 29, 2010 to April 1, 2010, with compliance on April 9, 2010, liabilities are now exclusively in cash, and may be paid with credits acquired as provided for by legislation in force; and

(6) FGC was prepaid 60 times in August 2008, as of the calculation period from October 20, 2008 to October 31, 2008, with compliance as of October 29, 2008.

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             Additional Information

Informações Adicionais

Investments in Infrastructure, Information Technology and Telecommunication

With a view to providing convenience, facility and security to its customers, Bradesco continuously invests in technology and, 70 years after its foundation, in addition to having Brazil’s largest customer service network, is also recognized for its pioneering and innovative spirit by launching increasingly appropriate products and services to its several customer profiles.

Bradesco made available to undergraduate students the option to invest in shares using the Bradesco Home Broker Universitário, which provides on-line quotation services, Home Broker TV, with daily schedule, analysis, recommendations and on-line courses, in addition to permitting trading through the Bradesco Trading application for iPhone, iPad and iPod Touch. Students are also provided with videos on financial education.

Bradesco Corretora customers can trade on the stock market via mobile phone running Android operational system, through the Bradesco Trading application, which has the same functionalities of the iOS version, currently used by over 40 thousand users.

Bradesco Saúde customers have the option to check the referred network via SMS. They just have to send a message with the card number and first and last names, then a message requiring the neighborhood, city and specialization desired is received. After that, the customer receives three options on its cell phone.

Biometry, which provides the 652 thousand registered customers with convenience and security, is now available to corporate customers. Also, all customers can check their balances and withdraw money without using their cards, only by biometry and a password. In March 2013, a total of 1.8 million transactions were conducted through this technology.

Also in March, month of Bradesco’s anniversary, Bradesco launched its new Institutional Portal, which currently has 20 million visitors per month. With a contemporary language and new functionalities, the portal integrated the contents of the product and segments websites. Leading the innovations are the smart search, multiplatform websites (operating system and browser), banner for videos to increase sales and call-to-action, a centralized area for promotions, iconography, page signaling, total mouse-over and product comparison filter. Also, the Bank launched the Business Society Portal, a new relationship channel with small- and medium-sized entrepreneurs.

The Bradesco Celular website now has video resources to facilitate and customize the search for products and services available for mobile phones, providing more convenience to customers and their different mobile phone models. The website can also be accessed through a computer or iPads.

All these initiatives, in addition to its capacity to remaining in line with leading edge technology and creating innovative solutions, are responsible for making Bradesco a reference in this area. Bradesco was considered the most connected Bank by Info 2012 award, granted by Info Exame magazine. Also in the first quarter of 2013, Bradesco was considered the most valuable brand in Latin America in the banking sector and was ranked 16th in the overall ranking, according to a survey conducted by The Banker magazine, the most renowned publication in the world’s financial market and by Brand Finance, the largest international brand consulting firm. Bradesco was also ranked first in brand value in the insurance sector. Additionally, the Exame portal placed Bradesco among the 25 brands to follow in social networks, the only bank mentioned by Exame.

  96   Report on Economic and Financial Analysis – March 2013

Additional Information

Investments in Infrastructure, Information Technology and Telecommunication

F.Banking, the first application in Brazil and one of the first in the world that allow customers to access their checking accounts via social network, made available an option to recharge mobile phones and require personal loan limit. The application already enables customers to check balances, investments and credit limits, transfer money among Bradesco accounts, and pay bank payment slips. All transactions are conducted with the same security available at the Internet Banking.

As a prerequisite for its continuous expansion, Bradesco invested R$1,078 million in Infrastructure, Information Technology and Telecommunications in the first quarter of 2013. The total amount invested over recent years, including infrastructure (facilities, restorations, improvements, furniture and fixtures), can be found below:

	R$ million
	1Q13	2012	2011	2010	2009
Infrastructure	120	718	1,087	716	630
Information Technology and Telecommunication	958	3,690	3,241	3,204	2,827
Total	1,078	4,408	4,328	3,920	3,457

Risk Management

Given the growing complexity of products and services and the globalization of the Organization's business, risk management has become a highly strategic activity, which must be constantly enhanced to keep pace with the dynamism of the markets and the pursuit of best practices, exemplified by the fact that Bradesco became the first and only Brazilian bank authorized by the Central Bank to use its own internally-developed market risk management models to calculate regulatory capital as of January 2013.

The Organization exercises corporate risk control in an integrated and independent manner, preserving and valuing collegiate decision-making and developing and implementing methodologies, models, and measurement and control tools. It also provides training to employees from all Organization levels, from the business areas to the Board of Directors.

The management process ensures that risks can be proactively identified, measured, mitigated, monitored and reported as required in line with the complexity of the Organization’s financial products and activity profile.

Detailed information on the risk management process, reference shareholders’ equity and required reference shareholders’ equity, as well as the Organization’s risk exposure, can be found in the Risk Management Report on the Investor Relations website, at http://www.bradescori.com.br.

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             Additional Information

Capital Management

The Capital Management structure enables the Organization to reach its strategic objectives through an appropriate capital sufficiency planning. To comply with the definitions of governance, the Statutory and Executive Committees were considered, for assistance of the Board of Directors and the Board of Executive Officers in management and decision making.

In line with definitions of governance, a new area responsible for the Conglomerate’s capital management was created: the Internal Capital Adequacy Assessment Process (ICAAP) and Capital Management, which acts jointly with the Integrated Risk Control Department, associated companies, business areas and the Organization’s supporting areas.

Further information on the capital management structure can be found in the Risk Management Report and the 2012 Annual Report on the Investor Relations website: http://www.bradescori.com.br/

Capital Adequacy Ratio

In March 2013, Bradesco's Reference Shareholders' Equity amounted to R$96,721 million, versus a Required Reference Shareholders' Equity of R$68,315 million, resulting in a R$28,406 million capital margin. This figure was mostly impacted by the credit risk portion, representing 79.5% of the risk-weighted assets. The Capital Adequacy Ratio decreased by 0.5 p.p., from 16.1% in December 2012 to 15.6% in March 2013, mainly impacted by: (i) the increase in market risk and partially offset by: (iii) the issue of Subordinated Financial Treasury Bills for composing Tier II in the first quarter of 2013, in the amount of R$1,234 million.

Note that in March 2013 the Brazilian Central Bank disclosed a set of four resolutions and fifteen circular letters, which implement in Brazil the recommendations of the Basel Committee on Banking Supervision on financial institutions’ capital structure, known as “Basel III.” The main purposes are: (i) to improve the financial institutions’ capacity of absorbing shocks arising from the financial system or other industries; (ii) to reduce the impact of the financial sector conditions on the real sector of the economy; (iii) to contribute to the financial stability; and (iv) to foster the sustainable economic growth. The implementation of the new capital structure in Brazil will begin as of October 1, 2013.

Calculation Basis								R$ million
	Mar13	Dec12	Sept12	Jun12	Mar12	Dec11	Sept11	Jun11
Reference Shareholders' Equity	96,721	96,933	91,149	90,201	75,705	71,476	68,806	62,524
Tier I	68,109	66,194	64,265	62,418	60,580	58,714	56,876	55,110
Shareholders' Equity	69,442	70,047	66,047	63,920	58,059	55,582	53,742	52,843
Mark-to-Market Adjustments	(1,732)	(4,229)	(2,150)	(1,865)	2,126	2,765	2,781	1,947
Reduction of Deferred Assets	(206)	(212)	(218)	(224)	(235)	(248)	(260)	(279)
Non-controlling Shareholders	605	588	586	587	630	615	613	599
Tier II	28,741	30,867	26,992	27,890	15,231	12,865	12,063	7,544
Mark-to-Market Adjustments	1,732	4,229	2,150	1,865	(2,126)	(2,765)	(2,781)	(1,947)
Subordinated Debt	27,009	26,638	24,842	26,025	17,357	15,630	14,844	9,491
Deduction of Funding Instruments	(129)	(128)	(108)	(107)	(107)	(103)	(134)	(130)
Risk-weighted Assets	621,043	600,520	571,377	531,871	505,934	474,173	467,206	426,007
Required Reference Shareholders' Equity	68,315	66,057	62,851	58,506	55,653	52,159	51,393	46,861
Credit Risk	54,343	55,345	54,213	52,050	48,718	47,422	47,183	43,324
Operating Risk	3,354	3,432	3,432	3,313	3,313	2,810	2,810	2,690
Market Risk	10,617	7,281	5,207	3,143	3,622	1,927	1,400	847
Margin (Excess/ Reference Shareholders' Equity Insufficiency)	28,406	30,876	28,298	31,695	20,052	19,317	17,413	15,663
Leverage Margin	258,236	280,691	257,255	288,136	182,293	175,609	158,303	142,393
Capital Adequacy Ratio	15.6%	16.1%	16.0%	17.0%	15.0%	15.1%	14.7%	14.7%

  98   Report on Economic and Financial Analysis – March 2013

Independent Auditors' Report

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Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

       Independent Auditors’ Report

Limited assurance report from independent auditor on the supplementary accounting information

To

The Directors of

Banco Bradesco S.A.

Osasco - SP

Introduction

We were engaged to apply limited assurance procedures for the supplementary accounting information included in the Economic and Financial Analysis Report of Banco Bradesco S.A. ("Bradesco") as of and for the quarter ended March 31, 2013. Bradesco´s Management is responsible for the preparation and fair presentation of this supplementary accounting information. Our responsibility is to issue a Limited Assurance Report on such supplementary accounting information.

Scope, procedures applied and limitations

The limited assurance procedures were performed in accordance with standard NBC TO 3000 – Assurance Engagements Other than Audit and Review, issued by the Brazilian Federal Accounting Council (CFC – Conselho Federal de Contabilidade) and the ISAE 3000 - International Standard on Assurance Engagements issued by the International Auditing and Assurance Standards Board - IASB, both for assurance engagements other than audits or reviews of historical financial information.

The limited assurance procedures comprised: (a) the planning of the work, considering the relevance of the supplementary financial information and the internal controls systems that served as a basis for the preparation of the Economic and Financial Analysis Report of Bradesco, (b) the understanding of the calculation methodology and the consolidation of indicators through interviews with the management responsible for the preparation of the supplementary accounting information, and (c) the comparison of the financial and accounting indicators with the interim information disclosed at this date and/or accounting records.

The procedures that were applied do not constitute an audit or review in accordance with Brazilian and international auditing and review standards, as well as these procedures and the obtained evidence are more limited than for reasonable assurance procedures. Additionally, our report does not offer limited assurance on the scope of future information (such as goals, expectations and future plans) and descriptive information that is subject to subjective assessment.

Criteria for preparation of the supplementary accounting information

The additional supplementary accounting information disclosed in the Economic and Financial Analysis Report as of and for the quarter ended March 31, 2013 were prepared by Bradesco´s Management, based on the consolidated financial information contained in the interim financial information and on the criteria described in the Economic and Financial Analysis Report, in order to provide additional analysis, but without being part of the interim financial information available in this date.

   100   Report on Economic and Financial Analysis – March 2013

       Independent Auditors’ Report

Limited assurance report from independent auditor on the supplementary accounting information

Conclusion

Based on our review, we are not aware of any facts that would lead us to believe that the supplementary accounting information in the Economic and Financial Analysis Report as of and for the quarter ended March 31, 2013 are inconsistent, in all material respects, with regard to interim accounting information referred to in the paragraph of criteria for the preparation of supplementary accounting information.

Osasco, April 19, 2013

Original report in Portuguese signed by

KPMG Auditores Independentes

CRC 2SP014428/O-6

Cláudio Rogélio Sertório

Contador CRC 1SP212059/O-0

Bradesco     101

6

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Management Report

Dear Shareholders,

We hereby present the consolidated financial statements of Banco Bradesco S.A. for the period ended March 31, 2013, pursuant to the accounting practices adopted in Brazil and applicable to institutions authorized to operate by the Brazilian Central Bank.

In Brazil, evidence of economic growth could be perceived in the end of the first quarter of 2013, reflecting the domestic economic policy stimulus adopted in the last few months, as well as the reduction of risks related to extreme events in the global scenario. The continuance of productive investments, the excellent outlook for Brazil’s agricultural harvest, the normalization of industrial inventories and the maintenance of good income and employment conditions are signs of positive banking business for the coming quarters.

At the Bradesco Organization, one of the most important facts for the quarter worth noting is that on March 10 Bradesco celebrated 70 years of activities. Led by realistic strategies, the Bank grew quickly and became a key institution for the Brazilian people. It is currently present in all regions of the Brazilian nation, promoting bank inclusion and social mobility. On such a special date, we remembered all our achievements, in a consisting trajectory, and all the things that are to come.

Bradesco’s Net Income for the first quarter of 2013 was R$2.919 billion, corresponding to Earnings per Share of R$0.70 and a Return on Average Shareholders’ Equity(*) of 19.3%. The Return on Average Total Assets stood at 1.3%.

Between January and March 2013, R$1.028 billion were allocated to shareholders as Interest on Shareholders' Equity, of which R$226.271 million were paid monthly and R$801.431 million were provisioned.

Taxes and contributions, including social security contributions, paid or provisioned in the quarter, totaled R$7.137 billion, of which R$1.967 billion related to taxes withheld and collected from third parties, and R$5.170 billion from activities developed by Bradesco Organization, equivalent to 177.1% of Net Income.

At the end of the quarter, paid-in capital came to R$38.100 billion, including the R$8 billion increase with a 10% stock bonus, partially through the capitalization of part of the “Profit Reserves – Statutory Reserve” account, as resolved at the Special Shareholders’ Meeting held on March 11, 2013 and ratified by the Brazilian Central Bank on March 14, 2013. Together with Equity Reserves of R$31.342 billion, Shareholders’ Equity came to R$69.442 billion, up 19.6% over the same period last year and equivalent to a book value of R$16.54 per share.

Based on its stock price, Bradesco’s Market Capitalization came to R$145.584 billion on March 31, equivalent to 2.1 times booked Shareholders' Equity.

Managed Shareholders’ Equity was equivalent to 7.8% of Consolidated Assets, which totaled R$894.467 billion, 13.3% more than in March 2012. Thus, the Capital Adequacy Ratio stood at 15.6% of the consolidated financial result and 15.6% of the consolidated economic and financial result, which is substantially higher than the 11% minimum established by National Monetary Council Resolution 2099/94, in conformity with the Basel Committee. At the end of the quarter, the total consolidated fixed assets to net worth ratio stood at 43.7%, and the consolidated finance fixed assets to net worth ratio stood at 16.5%, whereas the maximum limit is 50%.

In compliance with Article 8 of the Brazilian Central Bank Circular Letter 3068/01, Bradesco declares that it has both the financial capacity and intent to hold until maturity those securities classified under “held-to-maturity securities.” The Bank further declares that the operations of Banco Bradescard S.A., its subsidiary, are in line with the strategic aims defined in the Business Plan, pursuant to Article 11 of the attachment I to National Monetary Council Resolution 4122/12.

On March 31, 2013, funds raised and managed by Bradesco Organization totaled R$1.278 trillion, 17.5% more than in the previous year, and are allocated as follows:

R$486.915 billion in demand deposits, time deposits, interbank deposits, open market and savings accounts, up by 13.8%.

R$469.925 billion in assets under management, comprising investment funds, managed portfolios and third-party fund quotas, up by 26.2%.

R$171.692 billion in the exchange portfolio, borrowings and onlendings, working capital, tax payments and collection and related charges, funds from the issue of securities, subordinated debt in Brazil and other funding, up by 5.6%.

R$127.367 billion in technical reserves for insurance, pension plans and capitalization bonds, up by 19.1%; and

R$21.817 billion in foreign funding, through public and private issues, subordinated debt and the securitization of future financial flows, equivalent to US$10.834 billion.

Bradesco 103

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Management   Report

At the end of the quarter, consolidated loan operations stood at R$391.682 billion, 11.6% higher than in March 2012, broken down as follows:

R$6.022    billion in advances on exchange contracts, giving a total export financing portfolio of US$15.601 billion;

US$3.958   billion in import financing denominated in foreign currency;

R$7.280     billion in leasing operations;

R$17.238   billion in rural lending;

R$88.580   billion in consumer financing, including R$12.578 billion in credit card receivables;

R$59.728   billion in sureties and guarantees; and

R$32.714   billion in operations involving the onlending of foreign and domestic funds, originating mainly from the Brazilian Development Bank (BNDES), as one of its main onlending agents.

In Real Estate Financing, the Organization allocated R$3.368 billion in the quarter for the construction and acquisition of private homes, corresponding to 16,234 properties.

The Organization’s Investment Bank, Bradesco BBI, advises customers on share issues, mergers and acquisitions and the structuring and distribution of debt instruments, including debentures, promissory notes, CRIs, mortgage-backed investment funds, receivables-backed investment funds (FIDCs) and bonds within Brazil and abroad, in addition to structured financing operations for companies and project finance. In the quarter, it carried out operations worth over R$20.649 billion.

On March 31, 2013, Grupo Bradesco Seguros, one of the leaders in the Insurance, Capitalization Bond and Pension Plan segments, recorded Net Income of R$929.619 million and Shareholders’ Equity of R$18.424 billion. Net written insurance premiums, pension contributions and capitalization bond income totaled R$10.953 billion, up 16.3% on the same period in 2012.

Bradesco Organization’s customer service network is present nationwide and in several locations abroad, with a modern and well-equipped structure in order to offer high-quality and efficient products, services and solutions to customers. On March 31, 2013, it comprised 57,253 service points, with 34,719 terminals in the Bradesco Dia & Noite (Day & Night) Network, of which 34,223 also operate on weekends and holidays; 13,306 terminals in the Banco24Horas

(24-Hour Bank) network, through which customers can make withdrawals, transfers and payments, obtain statements, check balances and solicit loans. In the payroll-deductible loan segment, the network had 1,309 Bradesco Promotora correspondent bank branches, and in the vehicle segment, 15,745 Bradesco Financiamento points of sale:

8,473        Branches and Service Branches (PAs) (Branches: Bradesco 4,663, Banco Bradesco Financiamentos 19, Banco Bankpar 2, Banco Bradesco BBI 1, Banco Bradesco Cartões 1 and Banco Alvorada 1; and PAs 3,786) in Brazil;

3               Overseas Branches, 1 of which is in New York and 2 in Grand Cayman;

10               Overseas Subsidiaries (Banco Bradesco Argentina S.A. in Buenos Aires; Banco Bradesco Europa S.A. in Luxembourg; Bradesco North America LLC and Bradesco Securities, Inc. in New York; Bradesco Securities UK Limited in London, Bradesco Securities Hong Kong Limited and Bradesco Trade Services Limited in Hong Kong; Bradesco Services Co. Ltd. in Tokyo; Cidade Capital Markets Ltd. in Grand Cayman; Bradescard Mexico, Sociedad de Responsabilidad Limitada in Mexico);

43,598          Bradesco Expresso service points;

1,457            PAEs – in-company electronic service branches; and

3,712          External Bradesco Dia & Noite ATMs and 10,966 Banco24Horas ATM’s, with 1,914 terminals shared between the networks.

In compliance with CVM Rule 381/03, the Bradesco Organization neither contracted from nor had services provided by KPMG Auditores Independentes that were not related to the external audit in the quarter. In accordance with generally accepted international criteria, the policy is designed to preserve the auditors’ Independence, which state that the auditors must not audit their own work, nor perform management duties for their clients nor promote their interests.

The Bradesco Human Resources Management Policy discloses its strategy prioritizing the training and development of employees through investments in training programs, aimed at fostering professional development, as well as improving quality service and efficiency. In the first quarter of 2013, 894 courses were administered to 283,090 employees. Benefits aimed at promoting the quality of life, well-being and security of its staff and their dependents involved 206,398 employees at the end of the period.

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Management Report

Fundação Bradesco, the Organization’s pioneering social investment vehicle, has developed an extensive social and educational program in 40 schools located throughout all Brazilian states and the Federal District, with a special emphasis on socially and economically underprivileged regions. This year, the estimated budget of R$460.961 million will provide free, high-quality education to: a) 106,843 students enrolled in its schools in the following areas: Basic Education (Kindergarten to High School) and Vocational Training - High School); Youth and Adult Education; and Preliminary and Continuing Vocational Training, which focuses on creating jobs and income; b) 350 thousand students who will complete at least one of the distance-learning courses offered (EaD), through its e-learning portal; and c) 68,323 people through partnership projects and initiatives, including the Digital Inclusion Centers (CIDs), the Educa+Ação program and technology courses (Educar e Aprender). The more than 47 thousand students enrolled in the basic education system also receive uniforms, school supplies, meals, and medical and dental assistance free of charge.

The Bradesco Sports and Education Program maintains 17 Training and Specialist Centers in Osasco (SP) to teach women’s basketball and volleyball in the Sports Development Center, Fundação Bradesco schools, Sports Centers and private and public schools. Currently, more than 2 thousand girls from ages 8 to 20 take part in the program, reinforcing the Organization’s social commitment, valuing of talent and full exercise of citizenship, through education, sport and health actions.

In the first quarter, Bradesco received several important recognitions, as follows:

•       Most valuable brand of Latin America in the banking sector and ranked 16th in the overall ranking, according to survey conducted by The Bankermagazine and Brand Finance. It ranked 1st in the insurance sector;

•          Brazil’s most valuable brand, according to a study prepared by BrandAnalysics/Millward Brown, for the IstoÉ Dinheiro magazine;

•           One of the most valuable brands among all sectors of the economy, according to a survey carried out by Brand Finance consulting firm. It was ranked 66th in the overall ranking, standing out as the best Brazilian brand in the list;

•        Best Brazilian and Latin America Bank by Latin Finance;

•         Most profitable bank in 2012 among Latin America and United States’ financial institutions, according to a survey conducted by Economatica consulting firm;

•       Was granted the Selo Paulista da Diversidade(São Paulo Diversity Seal), in Full 2012 category, by the Labor and Employment Relations Officer of São Paulo State Government;

•         Highlight in corporate governance and transparency, according to the Guia da Transparência Corporativa published by the Brasil Econômico newspaper;

•         Remains on the list of companies composing the Efficiency Carbon Index (ICO2), developed by BM&FBOVESPA and the Brazilian Development Bank (BNDES); and

•         Grupo Bradesco Seguros stood out in eight categories of the 10th Segurador Brasil Award, promoted by Brasil Notíciaspublisher.

Bradesco Organization’s commitment and determination to go beyond expectations and offer quality and efficient products, services and solutions, are confirmed through the results achieved, which would not have been possible without the support and trust of our shareholders and customers, as well as the efficient and dedicated work of all our employees.

Cidade de Deus, April 19, 2013

The Board of Directors and

Board of Executive Officers

(*)Excludes the mark-to-market effect of available-for-sale securities recorded under shareholders’ equity.

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Consolidated Statement of Financial Position - R$ thousand

Assets	2013	2012
	March	December	March
Current assets	608,211,993	626,948,689	553,655,600
Cash and due from banks (Note 6)	11,347,061	12,077,018	25,068,657
Interbank investments (Notes 3d and 7)	170,272,735	150,950,829	82,612,073
Investments in federal funds purchased and securities sold under agreements to repurchase	163,869,276	142,546,268	74,469,240
Interbank deposits	6,404,962	8,404,561	8,143,328
Allowance for loan losses	(1,503)	-	(495)
Securities and derivative financial instruments (Notes 3e, 3f, 8 and 32b)	188,849,858	231,812,289	218,767,488
Own portfolio	163,579,075	171,561,707	151,034,030
Subject to repurchase agreements	19,131,306	42,342,657	59,833,355
Derivative financial instruments (Notes 3f, 8e II and 32b)	1,066,093	2,580,583	2,083,061
Subject to the Brazilian Central Bank	-	5,195,610	1,002,782
Underlying guarantee provided	2,577,329	10,127,402	3,151,456
Securities subject to unrestricted repurchase agreements	2,496,055	4,330	1,662,804
Interbank accounts	51,252,878	48,064,254	60,381,672
Unsettled payments and receipts	910,715	28,189	951,274
Reserve requirement (Note 9):
- Reserve requirement - Brazilian Central Bank	50,265,428	47,952,417	59,378,951
- National treasury - rural loans	578	578	578
- National Housing System (SFH)	9,911	5,186	4,183
Correspondent banks	66,246	77,884	46,686
Interdepartmental accounts	954,193	1,142,013	657,894
Internal transfer of funds	954,193	1,142,013	657,894
Loans (Notes 3g, 10 and 32b)	126,861,222	124,544,744	113,165,127
Loans:
- Public sector	132,631	332,345	366,853
- Private sector	139,605,785	136,909,456	125,191,712
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(12,877,194)	(12,697,057)	(12,393,438)
Leasing (Notes 2, 3g, 10 and 32b)	3,604,404	4,001,849	5,152,273
Leasing receivables:
- Public sector	-	-	2,799
- Private sector	7,088,876	7,839,788	9,935,988
Unearned income from leasing	(3,087,619)	(3,396,060)	(4,232,441)
Allowance for leasing losses (Notes 3g, 10f, 10g and 10h)	(396,853)	(441,879)	(554,073)
Other receivables	52,457,873	51,913,480	45,633,903
Receivables on sureties and guarantees honored (Note 10a-3)	20,073	10,013	12,717
Foreign exchange portfolio (Note 11a)	12,142,061	11,556,711	12,606,365
Receivables	688,038	730,696	678,862
Securities trading	3,139,748	3,765,737	2,302,357
Specific receivables	2,687	2,658	2,521
Insurance premiums receivable	3,218,301	2,710,945	2,490,520
Sundry (Note 11b)	34,028,914	33,963,552	28,211,077
Allowance for other loan losses (Notes 3g, 10f, 10g and 10h)	(781,949)	(826,832)	(670,516)
Other assets (Note 12)	2,611,769	2,442,213	2,216,513
Other assets	1,185,967	1,101,430	1,069,481
Provision for losses	(481,303)	(475,173)	(526,964)
Prepaid expenses (Notes 3i and 12b)	1,907,105	1,815,956	1,673,996
Long-term receivables	270,978,988	237,330,661	220,239,481
Interbank investments (Notes 3d and 7)	1,060,071	861,938	2,078,310

The accompanying Notes are an integral part of these Financial Statements.

106             Report on Economic and Financial Analysis - March   2013

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Consolidated Statement of Financial Position - R$ thousand

Assets	2013	2012
	March	December	March
Interbank investments	1,060,071	861,938	2,078,310
Securities and derivative financial instruments (Notes 3e, 3f, 8 and 32b)	111,749,789	83,674,776	76,191,967
Own portfolio	58,281,287	61,072,453	44,002,632
Subject to repurchase agreements	45,406,568	17,584,243	31,447,348
Derivative financial instruments (Notes 3f, 8e II and 32b)	477,474	575,482	182,324
Subject to the Brazilian Central Bank	-	1,498,742	-
Privatization currencies	71,082	73,917	79,040
Underlying guarantees provided	7,512,742	402,819	323,526
Securities subject to unrestricted repurchase agreements	636	2,467,120	157,097
Interbank accounts	562,143	555,758	535,932
Reserve requirement (Note 9):
- SFH	562,143	555,758	535,932
Loans (Notes 3g, 10 and 32b)	121,994,211	115,648,226	108,044,297
Loans:
- Public sector	84,158	90,835	387,833
- Private sector	128,919,437	122,572,350	113,740,780
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(7,009,384)	(7,014,959)	(6,084,316)
Leasing (Notes 2, 3g, 10 and 32b)	2,994,197	3,281,427	4,395,335
Leasing receivables:
- Private sector	6,714,165	7,329,630	9,529,358
Unearned income from leasing	(3,435,310)	(3,737,904)	(4,721,642)
Allowance for leasing losses (Notes 3g, 10f, 10g and 10h)	(284,658)	(310,299)	(412,381)
Other receivables	30,949,376	31,742,479	27,850,647
Receivables	64,385	38,038	24,912
Securities trading	222,704	240,503	381,520
Sundry (Note 11b)	30,670,823	31,471,500	27,446,930
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(8,536)	(7,562)	(2,715)
Other assets (Note 12)	1,669,201	1,566,057	1,142,993
Other assets	175	164	417
Prepaid expenses (Notes 3i and 12b)	1,669,026	1,565,893	1,142,576
Permanent assets	15,275,796	14,812,828	15,654,443
Investments (Notes 3j, 13 and 32b)	1,867,383	1,864,841	2,076,240
Equity in the earnings (losses) of unconsolidated companies - In Brazil	1,361,442	1,363,029	1,404,157
Other investments	779,944	775,815	935,070
Allowance for losses	(274,003)	(274,003)	(262,987)
Premises and equipment (Notes 3k and 14)	4,549,798	4,677,858	4,551,473
Premises	1,330,237	1,313,800	1,248,935
Other assets	9,732,401	9,638,712	8,887,808
Accumulated depreciation	(6,512,840)	(6,274,654)	(5,585,270)
Leased assets (Note 14)	-	-	55
Leased assets	-	-	6,218
Accumulated depreciation	-	-	(6,163)
Intangible assets (Notes 3l and 15)	8,858,615	8,270,129	9,026,675
Intangible assets	16,855,832	16,047,935	15,020,711
Accumulated amortization	(7,997,217)	(7,777,806)	(5,994,036)
Total	894,466,777	879,092,178	789,549,524

The accompanying Notes are an integral part of these Financial Statements.

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Consolidated Statement of Financial Position - R$ thousand

Liabilities	2013	2012
	March	December	March
Current liabilities	613,132,977	591,437,924	494,029,926
Deposits (Notes 3n and 16a)	143,657,650	147,917,594	131,568,893
Demand deposits	35,713,633	38,411,734	31,954,632
Savings deposits	70,162,669	69,041,721	59,924,012
Interbank deposits	280,896	281,900	482,386
Time deposits (Notes 16a and 32b)	37,500,452	40,182,239	39,207,863
Federal funds purchased and securities sold under agreements to repurchase (Notes 3n and 16b)	263,071,874	235,321,953	181,624,768
Own portfolio	103,173,557	97,965,691	113,312,597
Third-party portfolio	131,299,482	123,819,731	61,894,820
Unrestricted portfolio	28,598,835	13,536,531	6,417,351
Funds from issuance of securities (Notes 16c and 32b)	28,972,765	30,219,478	19,429,843
Mortgage and real estate notes, letters of credit and others	24,663,405	25,072,831	18,589,426
Securities issued abroad	4,309,360	5,146,647	840,417
Interbank accounts	1,008,585	1,306,231	771,696
Correspondent banks	1,008,585	1,306,231	771,696
Interdepartmental accounts	2,805,558	4,360,998	2,458,454
Third-party funds in transit	2,805,558	4,360,998	2,458,454
Borrowing (Notes 17a and 32b)	7,404,127	7,261,939	10,292,348
Borrowing in Brazil - other institutions	3,388	2,483	2,708
Borrowing abroad	7,400,739	7,259,456	10,289,640
Onlending in Brazil - official institutions (Notes 17b and 32b)	12,852,686	12,281,228	11,240,822
National treasury	32,029	102,688	39,279
Brazilian Development Bank (BNDES)	5,412,482	5,080,812	4,379,583
Caixa Econômica Federal - Federal savings bank (CEF)	20,589	20,296	18,582
Fund for financing the acquisition of industrial machinery and equipment (Finame)	7,387,586	7,076,874	6,802,127
Other institutions	-	558	1,251
Onlending abroad (Notes 17b and 32b)	92,385	68,539	97,006
Onlending abroad	92,385	68,539	97,006
Derivative financial instruments (Notes 3f, 8e II and 32b)	1,873,385	3,126,193	2,427,689
Derivative financial instruments	1,873,385	3,126,193	2,427,689
Technical reserves for insurance, pension plans and capitalization bonds (Notes 3o and 21)	102,582,039	99,340,258	85,215,151
Other liabilities	48,811,923	50,233,513	48,903,256
Payment of taxes and other contributions	3,252,662	438,752	5,539,185
Foreign exchange portfolio (Note 11a)	6,384,384	5,070,653	5,953,095
Social and statutory	973,367	2,479,032	940,268
Tax and social security (Note 20a)	5,101,563	5,974,933	4,504,313
Securities trading	4,544,802	5,449,518	2,684,708
Financial and development funds	2,368	3,110	1,227
Subordinated debts (Notes 19 and 32b)	1,524,755	2,141,981	5,984,383
Sundry (Note 20b)	27,028,022	28,675,534	23,296,077
Long-term liabilities	210,654,510	216,360,954	236,184,169
Deposits (Notes 3n and 16a)	62,212,484	63,939,930	82,307,656
Interbank deposits	207,549	100,574	30,665
Time deposits (Notes 16a and 32b)	62,004,935	63,839,356	82,276,991
Federal funds purchased and securities sold under agreements to repurchase (Notes 3n and 16b)	17,973,246	20,269,199	32,305,271

The accompanying Notes are an integral part of these Financial Statements.

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Consolidated Statement of Financial Position - R$ thousand

Liabilities	2013	2012
	March	December	March
Own portfolio	17,973,246	20,269,199	32,305,271
Funds from issuance of securities (Notes 16c and 32b)	18,859,499	21,139,829	29,052,505
Mortgage and real estate notes, letters of credit and others	9,949,182	12,098,236	20,411,717
Securities issued abroad	8,910,317	9,041,593	8,640,788
Borrowing (Notes 17a and 32b)	727,509	849,162	1,060,699
Borrowing in Brazil - other institutions	6,318	8,282	6,120
Borrowing abroad	721,191	840,880	1,054,579
Onlending in Brazil - official institutions (Notes 17b and 32b)	25,132,567	23,725,289	24,421,368
BNDES	7,713,582	7,377,168	8,513,856
CEF	32,709	37,173	47,675
FINAME	17,384,636	16,309,696	15,859,230
Other institutions	1,640	1,252	607
Derivative financial instruments (Notes 3f, 8e II and 32b)	716,922	875,062	275,090
Derivative financial instruments	716,922	875,062	275,090
Technical reserves for insurance, pension plans and capitalization bonds (Notes 3o and 21)	24,784,559	24,877,162	21,737,981
Other liabilities	60,247,724	60,685,321	45,023,599
Tax and social security (Note 20a)	20,807,703	21,954,147	15,846,927
Subordinated debts (Notes 19 and 32b)	33,532,583	32,709,733	24,137,868
Sundry (Note 20b)	5,907,438	6,021,441	5,038,804
Deferred income	632,590	657,647	646,106
Deferred income	632,590	657,647	646,106
Non-controlling interests in subsidiaries (Note 22)	604,602	588,194	630,264
Shareholders' equity (Note 23)	69,442,098	70,047,459	58,059,059
Capital:
- Domiciled in Brazil	37,622,481	29,722,998	29,687,681
- Domiciled abroad	477,519	377,002	412,319
Capital reserves	11,441	11,441	11,441
Profit reserves	28,110,194	34,218,777	28,572,787
Asset valuation adjustments	3,417,764	5,914,542	(440,234)
Treasury shares (Notes 23d and 32b)	(197,301)	(197,301)	(184,935)
Attributable to equity holders of the Parent Company	70,046,700	70,635,653	58,689,323
Total	894,466,777	879,092,178	789,549,524

The accompanying Notes are an integral part of these Financial Statements.

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         Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Consolidated Income Statement - R$ thousand

	2013	2012
	1st Quarter	4th Quarter	1st Quarter
Revenue from financial intermediation	21,209,340	22,754,277	24,146,477
Loans (Note 10j)	12,264,448	12,557,215	12,171,218
Leasing (Note 10j)	206,273	264,784	362,162
Operations with securities (Note 8h)	5,861,280	7,008,024	7,529,676
Financial income from insurance, pension plans and capitalization bonds (Note 8h)	2,060,904	2,841,587	3,151,543
Derivative financial instruments (Note 8h)	(157,174)	(433,407)	(611,325)
Foreign exchange operations (Note 11a)	269,315	(190,876)	269,915
Reserve requirement (Note 9b)	662,938	664,929	1,254,521
Sale or transfer of financial assets	41,356	42,021	18,767

Financial intermediation expenses	12,756,536	14,417,112	15,670,866
Federal funds purchased and securities sold under agreements to repurchase (Note 16e)	7,845,707	8,403,541	9,720,643
Adjustment for inflation and interest on technical reserves for insurance, pension plans and capitalization bonds (Note 16e)	1,068,927	1,816,665	2,197,321
Borrowing and onlending (Note 17c)	366,839	764,620	454,628
Allowance for loan losses (Notes 3g, 10g and 10h)	3,475,063	3,432,286	3,298,274

Gross income from financial intermediation	8,452,804	8,337,165	8,475,611

Other operating income (expenses)	(3,699,033)	(6,463,266)	(3,866,337)
Fee and commission income (Note 24)	4,508,215	4,568,928	3,995,289
Other fee and commission income	3,571,118	3,598,272	3,088,372
Income from banking fees	937,097	970,656	906,917
Insurance, pension plan and capitalization bond retained premiums (Notes 3o and 21d)	10,900,830	13,140,884	9,348,734
Net premiums written	10,952,662	13,216,388	9,417,553
Reinsurance premiums	(51,832)	(75,504)	(68,819)
Variation in technical reserves for insurance, pension plans and capitalization bonds (Note 3o)	(4,688,643)	(6,910,339)	(4,136,867)
Retained claims (Note 3o)	(3,549,301)	(3,471,709)	(3,080,226)
Capitalization bond draws and redemptions (Note 3o)	(871,576)	(981,630)	(708,690)
Insurance, pension plan and capitalization bond selling expenses (Note 3o)	(636,109)	(720,774)	(545,884)
Payroll and related benefits (Note 25)	(3,059,462)	(3,142,080)	(2,878,257)
Other administrative expenses (Note 26)	(3,368,481)	(3,657,839)	(3,290,486)
Tax expenses (Note 27)	(1,139,974)	(1,093,369)	(1,122,377)
Equity in the earnings (losses) of unconsolidated companies (Note 13b)	3,332	44,783	40,167
Other operating income (Note 28)	863,381	809,617	885,756
Other operating expenses (Note 29)	(2,661,245)	(5,049,738)	(2,373,496)
Operating income	4,753,771	1,873,899	4,609,274
Non-operating income (loss) (Note 30)	(58,484)	711,174	(12,636)
Income before income tax and social contribution and non-controlling interests	4,695,287	2,585,073	4,596,638
Income tax and social contribution (Notes 34a and 34b)	(1,748,540)	321,735	(1,786,384)
Non-controlling interests in subsidiaries	(27,628)	(13,445)	(17,718)
Net income	2,919,119	2,893,363	2,792,536

The accompanying Notes are an integral part of these Financial Statements.

110             Report on Economic and Financial Analysis - March   2013

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Statement of Changes in Shareholders’ Equity - R$ thousand

Events		Paid-in Capital	Capital reserves	Profit reserves		Asset valuation adjustment		Treasury shares	Retained earnings (accumulated losses)	Total
			Share premium	Legal	Statutory	Bradesco	Subsidiaries
Balances on December 31, 2011		30,100,000	11,441	3,269,412	23,463,119	(328,343)	(750,856)	(183,109)	-	55,581,664
Acquisition of treasury shares		-	-	-	-	-	-	(1,826)	-	(1,826)
Asset valuation adjustments		-	-	-	-	323,981	314,984	-	-	638,965
Net income		-	-	-	-	-	-	-	2,792,536	2,792,536
Allocations:	- Reserves	-	-	139,627	1,700,629	-	-	-	(1,840,256)	-
	- Interest on shareholders’ equity paid	-	-	-	-	-	-	-	(777,420)	(777.420)
	- Dividends paid	-	-	-	-	-	-	-	(174,860)	(174.860)
Balances on March 31, 2012		30,100,000	11,441	3,409,039	25,163,748	(4,362)	(435,872)	(184,935)	-	58,059,059

Balances on September 30, 2012		30,100,000	11,441	3,693,806	28,603,228	286,696	3,549,208	(197,301)	-	66,047,078
Asset valuation adjustments		-	-	-	-	599,993	1,478,645	-	-	2,078,638
Net income		-	-	-	-	-	-	-	2,893,363	2,893,363
Allocations:	- Reserves	-	-	144,668	1,777,075	-	-	-	(1,921,743)	-
	- Interest on shareholders’ equity	-	-	-	-	-	-	-	(705,137)	(705.137)
	- Dividends paid	-	-	-	-	-	-	-	(266,483)	(266.483)
Balances on December 31, 2012		30,100,000	11,441	3,838,474	30,380,303	886,689	5,027,853	(197,301)	-	70,047,459
Capital increase through reserves		8,000,000	-	-	(8,000,000)	-	-	-	-	-
Asset valuation adjustments		-	-	-	-	(792,299)	(1,704,479)	-	-	(2,496,778)
Net income		-	-	-	-	-	-	-	2,919,119	2,919,119
Allocations:	- Reserves	-	-	145,956	1,745,461	-	-	-	(1,891,417)	-
	- Interest on shareholders’ equity paid and/or provisioned	-	-	-	-	-	-	-	(1,027,702)	(1,027,702)
Balances on March 31, 2013		38,100,000	11,441	3,984,430	24,125,764	94,390	3,323,374	(197,301)	-	69,442,098

The accompanying Notes are an integral part of these Financial Statements.

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Value Added Statement - R$ thousand

Description	2013		2012
	1st Quarter	%	4th Quarter	%	1st Quarter	%
1) Revenue	21,853,359	239.9	22,887,612	325.4	24,476,405	278.6
1.1) Financial intermediation	21,209,340	232.8	22,754,277	323.5	24,146,477	274.9
1.2) Fees and commissions	4,508,215	49.5	4,568,928	65.0	3,995,289	45.5
1.3) Allowance for loan losses	(3,475,063)	(38.1)	(3,432,286)	(48.8)	(3,298,274)	(37.6)
1.4) Other	(389,133)	(4.3)	(1,003,307)	(14.3)	(367,087)	(4.2)
2) Financial intermediation expenses	(9,281,473)	(101.9)	(10,984,826)	(156.2)	(12,372,592)	(140.9)
3) Inputs acquired from third-parties	(2,742,102)	(30.1)	(3,036,542)	(43.1)	(2,707,119)	(30.7)
Material, water, electricity and gas	(134,336)	(1.5)	(144,237)	(2.1)	(157,351)	(1.8)
Outsourced services	(828,291)	(9.1)	(846,328)	(12.0)	(832,417)	(9.5)
Communication	(392,545)	(4.3)	(420,761)	(6.0)	(409,514)	(4.7)
Financial system services	(179,224)	(2.0)	(167,903)	(2.4)	(163,397)	(1.9)
Advertising and marketing	(160,989)	(1.8)	(275,521)	(3.9)	(152,510)	(1.7)
Transport	(198,807)	(2.2)	(225,490)	(3.2)	(212,324)	(2.4)
Data processing	(292,887)	(3.2)	(307,715)	(4.4)	(262,204)	(3.0)
Maintenance and repairs	(153,184)	(1.7)	(168,973)	(2.4)	(145,616)	(1.7)
Security and surveillance	(115,541)	(1.3)	(111,012)	(1.6)	(100,240)	(1.1)
Travel	(27,407)	(0.3)	(38,340)	(0.5)	(32,926)	(0.4)
Other	(258,891)	(2.7)	(330,262)	(4.6)	(238,620)	(2.5)
4) Gross value added (1-2-3)	9,829,784	107.9	8,866,244	126.1	9,396,694	107.0
5) Depreciation and amortization	(723,939)	(7.9)	(1,876,902)	(26.7)	(654,696)	(7.5)
6) Net value added produced by the entity (4-5)	9,105,845	100.0	6,989,342	99.4	8,741,998	99.5
7) Value added received through transfer	3,332	-	44,783	0.6	40,167	0.5
Equity in the earnings (losses) of unconsolidated companies	3,332	-	44,783	0.6	40,167	0.5
8) Value added to distribute (6+7)	9,109,177	100.0	7,034,125	100.0	8,782,165	100.0
9) Value added distributed	9,109,177	100.0	7,034,125	100.0	8,782,165	100.0
9.1) Personnel	2,665,965	29.3	2,714,240	38.7	2,490,642	28.4
Payroll	1,435,716	15.8	1,463,225	20.8	1,353,564	15.4
Benefits	657,366	7.2	683,538	9.7	585,851	6.7
Government Severance Indemnity Fund for Employees (FGTS)	136,313	1.5	138,399	2.0	121,295	1.4
Other	436,570	4.8	429,078	6.2	429,932	4.9
9.2) Tax, fees and contributions	3,282,011	36.0	1,199,474	17.0	3,296,376	37.5
Federal	3,127,667	34.3	1,036,704	14.7	3,156,858	35.9
State	1,705	-	14,766	0.2	1,645	-
Municipal	152,639	1.7	148,004	2.1	137,873	1.6
9.3) Value distributed to providers of capital	214,454	2.3	213,603	3.0	184,893	2.1
Rentals	211,790	2.3	210,996	3.0	182,515	2.1
Asset leasing	2,664	-	2,607	-	2,378	-
9.4) Value distributed to shareholders	2,946,747	32.4	2,906,808	41.3	2,810,254	32.0
Interest on shareholders’ equity/dividends	1,027,702	11.3	971,620	13.8	952,280	10.8
Retained earnings	1,891,417	20.8	1,921,743	27.3	1,840,256	21.0
Non-controlling interests in retained earnings	27,628	0.3	13,445	0.2	17,718	0.2

The accompanying Notes are an integral part of these Consolidated Financial Statements.

112             Report on Economic and Financial Analysis - March   2013

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Consolidated Statement of Cash Flows - R$ thousand

	2013	2012
	1st Quarter	4th Quarter	1st Quarter
Cash flow from operating activities:
Net Income before income tax and social contribution	4,695,287	2,585,073	4,596,638
Adjustments to net income before income tax and social contribution	6,595,010	9,205,874	7,212,042
Allowance for loan losses	3,475,063	3,432,286	3,298,274
Depreciation and amortization	723,939	1,876,902	654,696
Losses from/provisions for asset impairment	-	1,417,416	-
Expenses with civil, labor and tax provisions	1,261,372	1,456,020	1,051,791
Expenses with adjustment for inflation and interest on technical reserves for insurance, pension plans and capitalization bonds	1,068,927	1,816,665	2,197,321
Equity in the earnings (losses) of unconsolidated companies	(3,332)	(44,783)	(40,167)
(Gain)/loss on sale of investments	69	(793,360)	(29,205)
(Gain)/loss on sale of fixed assets	6,786	1,942	4,646
(Gain)/loss on sale of foreclosed assets	38,475	58,004	50,355
Other	23,711	(15,218)	24,331
Adjusted net income before taxes	11,290,297	11,790,947	11,808,680
(Increase)/decrease in interbank investments	(42,290,917)	(61,397,664)	16,799,797
(Increase)/decrease in trading securities and derivative financial instruments	29,271,951	15,533,298	25,598,473
(Increase)/decrease in interbank and interdepartmental accounts	(2,547,264)	2,261,812	(1,885,745)
(Increase) in loan and leasing	(11,476,303)	(8,249,000)	(4,203,682)
(Increase)/decrease in insurance premiums receivable	(507,356)	70,000	(167,925)
Increase in technical reserves for insurance, pension plans and capitalization bonds	2,080,251	4,593,302	1,102,819
Increase/(decrease) in deferred income	(25,057)	38,255	(25,223)
(Increase)/decrease in other receivables and other assets	2,696,449	(4,475,506)	(3,253,062)
(Increase)/decrease in reserve requirement - Brazilian Central Bank	(2,313,011)	6,269,992	11,831,805
(Decrease) in deposits	(5,987,390)	(1,012,076)	(3,547,677)
Increase in federal funds purchased and securities sold under agreements to repurchase	25,453,968	10,053,534	16,481,811
Increase/(decrease) in funds from issuance of securities	(3,527,043)	(2,450,905)	6,960,186
Increase/(decrease) in borrowings and onlending	2,023,117	(1,212,284)	(6,134,694)
Increase/(decrease) in other liabilities	(2,030,736)	2,761,815	6,254,535
Income tax and social contribution paid	(3,642,291)	(984,956)	(3,681,591)
Net cash provided by/(used in) operating activities	(1,531,335)	(26,409,436)	73,938,507
Cash flow from investing activities:
(Purchases)/proceeds from held-to-maturity securities	(27,944)	(42,511)	47,590
Sale of available-for-sale securities	21,269,839	14,042,819	8,145,208
Proceeds from sale of foreclosed assets	75,980	125,766	51,158
Sale of investments	2,060	898,569	33,096
Proceeds from the sale of premises and equipment and operating leased assets	135,827	67,569	167,983
Purchases of available-for-sale securities	(39,529,437)	(24,439,640)	(60,428,724)
Foreclosed asset acquisitions	(218,629)	(216,701)	(150,389)
Investment acquisitions	(1,331)	(29,277)	(1,409)
Premises and equipment and operating leased asset acquisitions	(345,975)	(517,493)	(546,919)
Intangible asset acquisitions	(1,013,263)	(836,752)	(427,942)
Dividends and interest on shareholders' equity received	36,118	24,346	9,600
Net cash provided by/(used in) investing activities	(19,616,755)	(10,923,305)	(53,100,748)
Cash flow from financing activities:
Increase in subordinated debts	205,624	344,972	3,212,160
Dividends and interest on shareholders’ equity paid	(2,547,149)	(226,273)	(2,364,275)
Non-controlling interest	(11,220)	(11,324)	(2,712)
Acquisition of own shares	-	-	(1,826)
Net cash provided by/(used in) financing activities	(2,352,745)	107,375	843,347
Net increase/(decrease) in cash and cash equivalents	(23,500,835)	(37,225,366)	21,681,106
Cash and cash equivalents - at the beginning of the period	47,555,069	84,780,435	36,860,152
Cash and cash equivalents - at the end of the period	24,054,234	47,555,069	58,541,258
Net increase/(decrease) in cash and cash equivalents	(23,500,835)	(37,225,366)	21,681,106

The accompanying Notes are an integral part of these Consolidated Financial Statements.

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Table of Contents of the Notes to the Consolidated Financial Statements

Notes to the Financial Statements of Bradesco are as follows:

Page

1). OPERATIONS	115
2). PRESENTATION OF THE FINANCIAL STATEMENTS	115
3). SIGNIFICANT ACCOUNTING PRACTICES	117
4). INFORMATION FOR COMPARISON PURPOSES	124
5). STATEMENT OF FINANCIAL POSITION AND INCOME STATEMENT ADJUSTED BY OPERATING SEGMENT	125
6). CASH AND CASH EQUIVALENTS	126
7). INTERBANK INVESTMENTS	127
8). SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	128
9). INTERBANK ACCOUNTS - RESERVE REQUIREMENT	142
10) LOANS	143
11) OTHER RECEIVABLES	154
12) OTHER ASSETS	156
13) INVESTMENTS	156
14) PREMISES AND EQUIPMENT AND LEASED ASSETS	158
15) INTANGIBLE ASSETS	159
16) DEPOSITS, FEDERAL FUNDS PURCHASED AND SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FUNDS FROM ISSUANCE OF SECURITIES	160
17) BORROWING AND ONLENDING	165
18) PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES - TAX AND SOCIAL SECURITY	166
19) SUBORDINATED DEBT	170
20) OTHER LIABILITIES	173
21) INSURANCE, PENSION PLANS AND CAPITALIZATION BONDS	174
22) NON-CONTROLLING INTERESTS IN SUBSIDIARIES	177
23) SHAREHOLDERS’ EQUITY (PARENT COMPANY)	177
24) FEE AND COMMISSION INCOME	180
25) PAYROLL AND RELATED BENEFITS	180
26) OTHER ADMINISTRATIVE EXPENSES	181
27) TAX EXPENSES	181
28) OTHER OPERATING INCOME	181
29) OTHER OPERATING EXPENSES	182
30) NON-OPERATING INCOME	182
31) RELATED-PARTY TRANSACTIONS (DIRECT AND INDIRECT)	183
32) FINANCIAL INSTRUMENTS	185
33) EMPLOYEE BENEFITS	196
34) INCOME TAX AND SOCIAL CONTRIBUTION	197
35) OTHER INFORMATION	200

114             Report on Economic and Financial Analysis - March   2013

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

1)   OPERATIONS

Banco Bradesco S.A. (Bradesco) is a private-sector publicly traded company and Universal Bank that carries out all types of banking activities that it is authorized to do so through its commercial, foreign exchange, consumer financing and housing loan portfolios. The Bank has a number of other activities, either directly or indirectly, through its subsidiaries, particularly in leasing, investment banking, brokerage, consortium management, credit cards, real estate projects, insurance, pension plans and capitalization bonds. Operations are conducted within the context of the companies within the Bradesco Organization, working together in the market.

2)   PRESENTATION OF THE FINANCIAL STATEMENTS

Bradesco’s consolidated financial statements include the financial statements for Banco Bradesco, its foreign branches, subsidiaries and jointly-controlled entities, in Brazil and abroad, including SPEs (Special Purpose Entities). They were prepared based on accounting practices issued by Laws 4595/64 (Brazilian Financial System Law) and 6404/76 (Brazilian Corporate Law), along with amendments introduced by Laws 11638/07 and 11941/09 relating to the accounting of operations, associated with rules and instructions of the National Monetary Council (CMN) and the Brazilian Central Bank (Bacen), Brazilian Securities and Exchange Commission (CVM), where applicable, National Private Insurance Council (CNSP), Insurance Superintendence (Susep) and National Supplementary Healthcare Agency (ANS). The financial statements of leasing companies included in the consolidated information were prepared using finance leases, whereby leased fixed assets are classified as operating leases less the residual value paid in advance.

In the preparation of these consolidated financial statements, intercompany transactions, including investments, assets and liabilities, revenue, expenses and unrealized profit were eliminated and net income and shareholders’ equity attributable to the non-controlling interests were accounted for on a separate line. For jointly-controlled investments with other shareholders, assets, liabilities and income and loss were proportionally consolidated in the consolidated financial statements according to the interest on shareholders’ equity of each investee. Goodwill on the acquisition of investments in subsidiary/unconsolidated companies or jointly-controlled entities is included in investments and intangible assets (Note 15a). The foreign exchange variation from foreign branches or investments is presented in the income statement accounts together with changes in the value of the derivative financial instrument, borrowing or onlending operation to eliminate the effect of these investment hedge instruments.

The financial statements include estimates and assumptions, such as: the calculation of estimated loan losses; fair value estimates of certain financial instruments; civil, tax and labor provisions; impairment losses of securities classified as available-for-sale and held-to-maturity and non-financial assets; the calculation of technical reserves for insurance, pension plans and capitalization bonds; and the determination of the useful life of specific assets. Actual results may differ from those established by estimates and assumptions.

Bradesco’s consolidated financial statements were approved by the Board of Directors on April 19, 2013.

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Notes to the Consolidated Financial Statements

Below are the primary direct and indirectly owned companies included in the consolidation:

	Activity	Equity interest
		2013	2012
		March 31	December 31	March 31
Financial Area - Brazil
Alvorada Cartões, Crédito, Financiamento e Investimento S.A.	Banking	100.00%	100.00%	100.00%
Banco Alvorada S.A. (1)	Banking	99.99%	99.95%	99.95%
Banco Bradesco Financiamentos S.A.	Banking	100.00%	100.00%	100.00%
Banco Bankpar S.A.	Banking	100.00%	100.00%	100.00%
Banco Bradesco BBI S.A.	Investment bank	98.35%	98.35%	98.35%
Banco Boavista Interatlântico S.A.	Banking	100.00%	100.00%	100.00%
Bankpar Arrendamento Mercantil S.A.	Leasing	100.00%	100.00%	100.00%
Banco Bradesco Cartões S.A.	Cards	100.00%	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	Consortium management	100.00%	100.00%	100.00%
Banco BERJ S.A. (2)	Banking	100.00%	100.00%	96.23%
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	100.00%	100.00%	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%	100.00%
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%	100.00%	100.00%
Banco Bradescard S.A. (3)	Cards	100.00%	100.00%	100.00%
Cielo S.A. (4)	Services	28.65%	28.65%	28.65%
Cia. Brasileira de Soluções e Serviços - Alelo (4)	Services	50.01%	50.01%	50.01%
Tempo Serviços Ltda.	Services	100.00%	100.00%	100.00%
Financial Area - Abroad
Banco Bradesco Argentina S.A.	Banking	99.99%	99.99%	99.99%
Banco Bradesco Europa S.A.	Banking	100.00%	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (5)	Banking	100.00%	100.00%	100.00%
Banco Bradesco New York Branch	Banking	100.00%	100.00%	100.00%
Bradesco Securities, Inc.	Brokerage	100.00%	100.00%	100.00%
Bradesco Securities, UK.	Brokerage	100.00%	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Area
Atlântica Capitalização S.A. (6)	Capitalization bonds	-	-	100.00%
Bradesco Argentina de Seguros S.A.	Insurance	99.90%	99.90%	99.90%
Bradesco Auto/RE Companhia de Seguros	Insurance	100.00%	100.00%	100.00%
Bradesco Capitalização S.A.	Capitalization bonds	100.00%	100.00%	100.00%
Bradesco Saúde S.A.	Insurance/health	100.00%	100.00%	100.00%
Odontoprev S.A.	Dental care	43.50%	43.50%	43.50%
Bradesco Seguros S.A.	Insurance	100.00%	100.00%	100.00%
Bradesco Vida e Previdência S.A.	Pension plan/insurance	100.00%	100.00%	100.00%
Atlântica Companhia de Seguros	Insurance	100.00%	100.00%	100.00%
Other Activities
Andorra Holdings S.A.	Holding	100.00%	100.00%	100.00%
Bradseg Participações S.A.	Holding	100.00%	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	Insurance brokerage	100.00%	100.00%	100.00%
Bradesplan Participações Ltda.	Holding	100.00%	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A.	Real estate	100.00%	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%	100.00%	100.00%
Columbus Holdings S.A.	Holding	100.00%	100.00%	100.00%
Nova Paiol Participações Ltda.	Holding	100.00%	100.00%	100.00%
Scopus Tecnologia Ltda.	Information technology	100.00%	100.00%	100.00%
União Participações Ltda.	Holding	100.00%	100.00%	100.00%

(1)  Increase in equity interest through share acquisition in February 2013;

(2)  Increase in equity interest through share acquisition in May and June 2012;

(3)  Current name of Banco Ibi S.A;

(4)  Company proportionally consolidated, pursuant to CMN Resolution 2723/00 and CVM Rule 247/96;

(5)  The special purpose entity International Diversified Payment Rights Company is being consolidated. The company takes part in the securitization operation of future flow of payment orders received from overseas (Note 16d); and

(6)  Company merged into Bradesco Capitalização in October 2012.

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Notes to the Consolidated Financial Statements

3)   SIGNIFICANT ACCOUNTING PRACTICES

a)   Functional and Presentation Currencies

Consolidated financial statements are presented in Brazilian reais, which is also Bradesco’s functional currency. Foreign branches and subsidiaries are mainly a continuation of activities in Brazil, and, therefore, assets, liabilities and income or losses are translated into Brazilian reais using the appropriate currency exchange rate to comply with accounting practices adopted in Brazil. Foreign currency translation gains and losses arising are recognized in the period’s income statement under items “Derivative Financial Instruments” and “Borrowing and Onlending.”

b)   Income and Expense Recognition

Income and expenses are recognized on an accrual basis together to determine the net income for the period to which they relate, regardless of receipt or payment of funds.

Fixed rate transactions are recorded at their redemption value with the income or expense relating to future periods being recorded as a deduction from the corresponding asset or liability. Finance income and costs are prorated daily and calculated based on the exponential method, except when they relate to discounted notes or to foreign transactions which are calculated using the straight-line method.

Floating rate or foreign-currency-indexed transactions are adjusted for inflation at the end of the reporting period.

Insurance and coinsurance premiums, net of premiums assigned to coinsurance and reinsurance and corresponding commissions, are recognized as income after the corresponding insurance policies and invoices have been issued, and recognized on a straight-line basis during the policies’ effective period through accrual and reversal of the unearned premium reserve and deferred selling expense (deferred acquisition costs). Revenues from premiums and the corresponding selling expense (deferred acquisition costs), relating to existing risk but with no policy issued, are recorded in the income statement at the beginning of the risk coverage, based on estimated figures.

Income and expenses  arising from DPVAT insurance operations are recorded based on information provided by the Seguradora Líder dos Consórcios do Seguro DPVAT S.A.

Accepted coinsurance and retrocession operations are recorded based on the information received from other companies and IRB - Brasil Resseguros S.A., respectively. Reinsurance operations with IRB are recorded based on operating and financial transactions sent by IRB whereas operations with other reinsurance companies are recorded based on their financial records subject to analysis. Deferral of reinsurance premiums granted is consistent to the corresponding reinsurance premium and/or reinsurance contract.

Brokerage and acquisition of new insurance operations are deferred and recorded in the income statement over a 12-month period on a straight-line basis.

Pension plan contributions and life insurance premiums covering survival are recognized in the income statement as they are received. Income from management fees paid by special-purpose investment funds are recognized on the accrual basis at contractual rates.

Income from capitalization bonds is recognized when it is effectively received. Income from expired capitalization plans is recorded after the statute of limitation, under Article 206 of the Brazilian Civil Code. The expenses for placement of capitalization bonds, classified as “Acquisition Costs,” are recognized when they are incurred.

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Notes to the Consolidated Financial Statements

c)   Cash and cash equivalents

Cash and cash equivalents include: funds available in currency, investments in gold, investments in federal funds purchases and securities sold under agreements to repurchase and interest-earning deposits in other banks, maturing in 90 days or less and present an insignificant risk of change in fair value, that are used by Bradesco to manage its short-term commitments.

Cash and cash equivalents detailed balances are reflected in Note 6.

d)   Interbank investments

Unrestricted purchase and sale commitments are stated at their fair value. Other investments are stated at cost, plus income earned up to the end of the reporting period, net of any devaluation allowance, if applicable.

The breakdown, terms and proceeds relating to interbank investments are presented in Note 7.

e)   Securities - Classification

•       Trading securities - securities acquired for the purpose of being actively and frequently traded. They are recorded at cost, plus income earned and adjusted to market value in the income statement for the period;

•       Available-for-sale securities - securities that are not specifically intended for trading purposes or to be held to maturity. They are recorded at cost, plus income earned, which is recorded in profit or loss in the period and adjusted to market value within shareholders' equity, net of tax, which will be recognized in profit or loss only when effectively disposed; and

•       Held-to-maturity securities - securities intended and for the financial capacity to be held in the portfolio up to maturity. They are recorded at cost, plus earnings recognized in profit or loss for the period.

Securities classified as trading or available-for-sale, as well as derivative financial instruments, are recorded at their estimated fair value in the consolidated statement of financial position. The fair value is generally based on market prices or quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on traders’ quotations, pricing models, discounted cash flows or similar techniques to determine the fair value and may require judgment or significant estimates by Management.

Classification, breakdown and segmentation of securities are presented in Note 8 (a to d).

f)    Derivative financial instruments (assets and liabilities)

Classified according to intended use by Management, on the date that the operation was entered into and considering if it was intended for hedging purposes or not.

Operations involving derivative financial instruments are designed to meet the Bank’s own needs in order to manage overall exposure, as well as to meet customer requests to manage their positions. Gains and losses are recorded in income or expenses accounts of the respective financial instruments.

Derivative financial instruments used to mitigate risk deriving from exposure to variations in the market value of financial assets and liabilities are designated as hedges and are classified according to their nature:

•       Market risk hedge: for financial instruments classified in this category as well as the hedge-related financial assets and liabilities, gains and losses, realized or not, are recorded in the income statement; and

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•       Cash flow hedge: the effective portion of valuation or devaluation of financial instruments classified in this category is recorded, net of tax, in a specific account under shareholders’ equity. The ineffective portion of the respective hedge is directly recognized in the income statement.

A breakdown of amounts included in derivative financial instruments, in the balance sheet and memorandum accounts, is disclosed in Note 8 (e to h).

g)   Loans and leasing, advances on foreign exchange contracts, other receivables with credit characteristics and allowance for loan losses

Loans and leasing, advances on foreign exchange contracts and other receivables with credit characteristics are classified according to their corresponding levels of risk in compliance with:
(i) the parameters established by CMN Resolution 2682/99, with nine levels of risk from “AA” (minimum risk) to “H” (maximum risk); and (ii) Management’s level of risk assessment. This assessment, which is carried out regularly, considers current economic conditions and past experience with loan losses, as well as specific and general risks relating to operations, debtors and guarantors. Moreover, the period of late payment defined in CMN Resolution 2682/99 is also considered to rate customer risk as follows:

Past-due period (1)	Customer rating
● from 15 to 30 days	B
● from 31 to 60 days	C
● from 61 to 90 days	D
● from 91 to 120 days	E
● from 121 to 150 days	F
● from 151 to 180 days	G
● more than 180 days	H

(1)  For operations with terms of more than 36 months, past-due periods are doubled, as allowed under CMN Resolution 2682/99.

Interest and inflation adjustments on past-due transactions are only recognized up to the 59th day that they are past due. As from the 60th day, they are recognized in deferred income.

H-rated past-due operations remain at this level for six months, after which they are written-off against the existing allowance and controlled in memorandum accounts for at least five years.

Renegotiated operations are maintained at least at the same level as previously classified. Renegotiations already written-off against the allowance and that were recorded in memorandum accounts, are rated as level “H” and any possible gains derived from their renegotiation are recognized only when they are effectively received. When there is a significant repayment on the operation or when new material facts justify a change in the level of risk, the operation may be reclassified to a lower risk category.

The estimated allowance for loan losses is calculated to sufficiently cover probable losses, considering CMN and Bacen standards and instructions, together with Management assessment to determine credit risk.

Type, values, terms, levels of risk, concentration, economic sector of the activity, renegotiation and income from loans, as well as the breakdown of expenses and statement of financial position accounts for the allowance for loan losses are presented in Note 10.

h)   Income tax and social contribution (assets and liabilities)

Income tax and social contribution credits, calculated on income tax losses, social contribution losses and temporary additions are recorded in “Other Receivables - Sundry” and the provisions for deferred tax liabilities on tax differences in leasing depreciation and mark-to-market adjustments on securities are recorded in “Other Liabilities - Tax and Social Security.” The income tax rate only applies to tax differences in leasing depreciation.

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Notes to the Consolidated Financial Statements

Tax credits on temporary additions are used and/or reversed against the corresponding provision. Tax credits on income tax and social contribution losses are used when taxable income is generated, under the 30% limit of the taxable profit for the period. Such tax credits are recorded based on current expectations on when the deduction can be used, considering technical studies and analyses carried out by Management.

The provision for income tax is calculated at 15% of taxable income plus a 10% surcharge. Social contribution on net income is calculated at 15% for financial institutions and insurance companies and at 9% for other companies.

Provisions were recorded for other income tax and social contribution in accordance with specific applicable legislation.

Pursuant to Law 11941/09, changes in the criteria to recognize for revenue, costs and expenses included in the net income for the period, enacted by Law 11638/07 and by Articles 37 and 38 of Law 11941/09, shall not affect taxable income, and, for tax purposes, accounting methods and criteria in force on December 31, 2007 are considered. For accounting purposes, the tax effects of adopting the aforementioned laws are recorded in the corresponding deferred tax assets and liabilities.

The breakdown of income tax and social contribution, showing the calculations, the origin and expected use of tax credits, as well as unrecorded tax credits, are presented in Note 34.

i)    Prepaid expenses

Prepaid expenses are represented by use of funds for future benefits or services, which are recognized in the profit or loss on an accrual basis.

Incurred costs relating to corresponding assets that will generate revenue in subsequent periods are recorded in the profit or loss according to the terms and the amount of expected benefits and directly written-off in the profit or loss when the corresponding assets or rights are no longer part of the institution’s assets or expected future benefits may no longer be realized.

Prepaid expenses are shown in detail in Note 12b.

j)    Investments

Investments in unconsolidated companies, with significant influence over the investee or has at least 20% of the voting rights, under the equity method of accounting.

Tax incentives and other investments are stated at cost, less allowance for losses/impairment, where applicable.

Subsidiaries’ and jointly-controlled companies are consolidated, and a list of the main companies can be found in Note 2. A list of the unconsolidated companies, as well as other investments, is shown in Note 13.

k)   Premises and equipment

Relates to the tangible assets used by the Bank in its activities or used for that purpose, including those transactions which transfer risks, benefits and controls of the assets to the entity.

Fixed assets are stated at cost, net of the accumulated depreciation, calculated using the straight-line method according to the estimated economic useful life of the asset, as follows: premises - 4% p.a.; furniture and fixtures, machinery and equipment - 10% p.a.; transport systems - 20% p.a.; and data processing systems - 20% to 50% p.a., and adjusted for impairment, where applicable.

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The breakdown of asset costs and their corresponding depreciation, including those arising from operating leases, as well as the unrecorded surplus value for real estate and fixed asset ratios, is presented in Note 14.

l)    Intangible assets

Relates to the right over intangible assets used by the Bank in its activities or used for that purpose.

Intangible assets comprise:

•       Future profitability/customer portfolio acquired and acquiring the right to provide banking services: is recorded and amortized, as applicable, over the period in which the asset will directly and indirectly contribute to future cash flows and adjusted through impairment, where applicable; and

•       Software: stated at cost less amortization calculated on a straight-line basis over the estimated useful life (20% to 50% p.a.), from the date it is available for use and adjusted through impairment, where applicable. Internal software development costs are recognized as an intangible asset when it is possible to show the intention and ability to complete such development, as well as reliably measure costs directly attributable to the software, which will be amortized during its estimated useful life, considering the future economic benefits generated.

Goodwill and other intangible assets, including their changes by class, are broken down in Note 15.

m) Impairment

Securities classified as available-for-sale and held-to-maturity, as well as non-financial assets, except other assets and tax credits are tested at least once a year for impairment. If an impairment loss is detected, it must be recognized in the profit or loss for the period when the book value of an asset exceeds its recoverable value calculated by: (i) the potential sale value or realization value less the respective expenses or (ii) the value in use calculated by the cash generating unit, whichever is highest.

A cash generating unit is the smallest identifiable group of assets that generates cash flows substantially independent from other assets and groups.

Impairment losses, when applicable, are presented in Note 15 (b and c).

n)   Deposits and federal funds purchased and securities sold under agreements to repurchase

These are recognized at the value of the liabilities and include, when applicable, related charges up to the end of the reporting period, on a daily prorated basis.

A breakdown of securities recorded in deposits and federal funds purchased and securities sold under agreements to repurchase, as well as terms and amounts recognized in the statement of financial position and income statement, is presented in Note 16.

o)   Technical reserves relating to insurance, pension plans and capitalization bonds

•       Damage, health and group insurance lines, except life insurance covering survival:

-        The unearned premium reserve (PPNG) is calculated on a daily prorated basis, using premiums net of coinsurance assignment, but including reinsurance transfer operations, is comprised of the portion corresponding to the periods of risk not arising from insurance policies, and includes estimates for risks in effect but not issued (RVNE). This reserve also includes risks not yet effective and already issued;

-        The mathematical reserve for unvested benefits (PMBaC) is calculated by the difference between the current amount of future benefits and the current amount of future contributions, corresponding to the obligation;

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-        The reserve for unvested benefits relating to the individual health care plan portfolio covers the holder’s dependents for five years upon death, and it is calculated based on the time dependants are expected to remain in the plan up to the end of this five-year period; after this, it is calculated based on costs on the five-year-period plan, excluding payment of premiums;

-        The reserve for vested benefits relating to the individual health care plan portfolio comprises obligations under the terms of the contract relating to coverage of the health care plan, and premiums for the payment of insurers participating in the Bradesco Saúde– “GBS Plan” insurance, based on the present value of estimated future expenses with health care provided to dependents whose holders already deceased, as provided for in Normative Resolution 75/04 of ANS;

-        The reserve for redemptions and other amounts to be settled (PVR) comprises all amounts relating to redemptions to be settled, premium refunds and portabilities requested not yet transferred to the recipient;

-        The reserve for incurred but not reported (IBNR) claims is calculated based on incurred but not paid (IBNP) claims less the balance of the reserve for unsettled claims (PSL) on the calculation date. A final estimate of IBNP claims based on half-yearly run-off triangles is prepared to calculate IBNP claims. The run-off triangles consider the historical development of claims paid in the last 14 semesters to determine a future projection per occurrence period;

-        For Health Insurance, the reserve for incurred but not reported (IBNR) claims is calculated based on incurred but not paid (IBNP) claims less the balance of the reserve for unsettled claims (PSL) on the calculation date. A final estimate of incurred but not paid claims based on monthly run-off triangles, which consider the claims ratio in the last 12 months, is prepared to calculate IBNP claims;

-        The reserve for unsettled claims (PSL) considers all loss notices received up to the end of the reporting period and related costs, such as loss adjustment expenses, loss of suit, among others. The reserve is adjusted for inflation and includes all claims under litigation; and

-        Other technical reserves are mainly recorded to cover differences between the premiums future adjustments and the ones necessary to the technical balance of healthcare plan individual portfolio, adopting the formula included in the actuarial technical note approved by ANS.

•       Pension plans and life insurance covering survival:

-        The unrealized risk premiums (PPNG) is calculated on a daily prorated basis, using premiums net of coinsurance assignment, but including reinsurance transfer operations, is comprised of the portion corresponding to periods of risks not arising from insurance policies and includes an estimate for risks in effect but not issued (RVNE). This reserve also includes risks not yet effective and already issued;

-        The mathematical reserve for unvested benefits (PMBaC) refers to participants who have not yet received any benefit. In defined benefit pension plans, the reserve represents the difference between the current value of future benefits and the current value of future contributions, corresponding to obligations in the form of retirement, disability, pension and annuity plans. The reserve is calculated using methodologies and assumptions set forth in the actuarial technical notes;

-        Mathematical reserves for unvested benefits related to life insurance and unrestricted benefit pension plans (VGBL and PGBL), apart from the defined contribution plans, show the value of participant contributions, net of costs and other contractual charges, plus income from investment in Exclusive Investment Funds (FIEs);

-        The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle, premium refund and portability requested not yet transferred to the recipient;

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-        The mathematical reserve for vested benefits (PMBC) refers to participants already benefiting and corresponds to the present value of future obligations related to the payment of ongoing benefits;

-        The complementary reserve for coverage (PCC) refers to the amount necessary to complement technical reserves, as calculated through the Liability Adequacy Test (LAT), which is prepared using statistic and actuarial methods based on realistic considerations, taking into account the biometric table BR-EMS of both genders, improvement of G Scale and forward interest rate structures (ETTJ) free from risk and authorized by Susep. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy;

-        The reserve for related expenses (PDR) is recorded to cover estimated benefit and claims expenses;

-        The reserve for financial surplus (PEF) corresponds to the portion of income from investment of reserves that exceeds minimum returns from pension plans that have a financial surplus in the participation clause;

-        The reserve for technical surplus (PET) corresponds to the difference between the expected and the actual amounts for events in the period for pension plans that have a technical surplus in the participation clause;

-        The reserve for incurred but not reported (IBNR) events, relating to pension plans, is recorded in compliance with Susep Circular Letter 448/12; and

-        The reserve for unsettled claims (PSL) considers all loss notices received up to the end of the reporting period and related costs, such as expenses with loss adjustment, loss of suit, among others. The reserve is adjusted for inflation and includes all claims under litigation.

•       Capitalization bonds:

-        The mathematical reserve for capitalization bond (PMC) is recorded for each active or suspended capitalization bond during the estimated term set forth in the general conditions of the plan, and is calculated according to the methodology set forth in the actuarial technical notes;

-        The reserve for redemption (PR) is recorded from capitalization bonds overdue or not yet due where early redemption has been requested by the customer. Reserves are adjusted for inflation based on the indexes provided in each plan; and

-        The reserve for draws not yet taken place (PSR) and the reserve for draws payable (PSP) are recorded to cover premiums for future draws (not yet taken place) and also for prize money from draws where customers have already been chosen (payable).

Technical reserves are shown by account, product and segment, as well as amounts and details of plan assets covering these technical reserves, and are shown in Note 21.

p)   Provisions, contingent assets and liabilities and legal obligations - tax and social security

Provisions, contingent assets and liabilities, and legal obligations, as defined below, are recognized, measured and disclosed in accordance with the criteria set out in CPC 25, approved by CMN Resolution 3823/09 and CVM Resolution 594/09:

•       Contingent assets: these are not recognized in the financial statements, except when Management has control over the situation or when there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, classifying the gain as practically certain by confirming the expectation of receipt or compensation against another liability. Contingent assets with a chance of probable success are disclosed in the notes to the financial statements;

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Notes to the Consolidated Financial Statements

•       Provisions: these are recorded taking into consideration the opinion of legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts, whenever the loss is deemed probable which would cause a probable outflow of funds to settle the obligation and when amounts can be reliably measured;

•       Contingent liabilities: according to CPC 25, the term “contingent” is used for liabilities that are not recognized because their existence will only be confirmed by the occurrence of one or more uncertain future events beyond Management’s control. Contingent liabilities considered as possible losses should only be disclosed in the notes when relevant. Obligations deemed remote are not recorded as a provision nor disclosed; and

•       Legal obligations - provision for tax risks: results from judicial proceedings, being contested on the grounds of legality or constitutionality, which, regardless of the assessment of the probability of success, are fully recognized in the financial statements.

Details on lawsuits, as well as segregation and changes in amounts recorded, by type, are presented in Note 18.

q)   Funding expenses

Expenses related to funding transactions involving the issuance of securities are recognized in the profit or loss over the term of the transaction and reduces the corresponding liability. They are presented in Notes 16c and 19.

r)    Other assets and liabilities

Assets are stated at their realizable amounts, including, when applicable, related income and monetary and exchange variations (on a daily prorated basis), less provision for losses, when deemed appropriate. Liabilities include known or measurable amounts, including related charges and monetary and exchange variations (on a daily prorated basis).

s)   Subsequent events

These refer to events occurring from the end of the reporting period to the date they are authorized to be issued.

They comprise the following:

•       Events resulting in adjustments: events relating to conditions already existing at the end of the reporting period; and

•       Events not resulting in adjustments: events relating to conditions not existing at the end of the reporting period.

There were no subsequent events that need to be adjusted or disclosed for these consolidated financial statements as of March 31, 2013.

4)   INFORMATION FOR COMPARISON PURPOSES

Reclassifications

There were no reclassifications or other relevant information for previous periods that affect the comparability of the consolidated financial statements for the period ended March 31, 2013.

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5)   STATEMENT OF FINANCIAL POSITION AND INCOME STATEMENT ADJUSTED BY OPERATING SEGMENT

a)   Statement of financial position

	R$ thousand
	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Total Consolidated
	Brazil	Abroad	Brazil	Abroad
Assets
Current and long-term assets	690,287,312	81,596,244	151,308,769	4,804	1,164,149	(45,170,297)	879,190,981
Cash and due from banks	9,756,566	2,913,464	250,218	425	48,365	(1,621,977)	11,347,061
Interbank investments	170,144,609	1,188,197	-	-	-	-	171,332,806
Securities and derivative financial instruments	148,755,126	10,946,281	141,281,114	3,061	541,478	(927,413)	300,599,647
Interbank and interdepartmental accounts	52,769,214	-	-	-	-	-	52,769,214
Loan and leasing	230,568,256	66,098,509	-	-	-	(41,212,731)	255,454,034
Other receivables and other assets	78,293,541	449,793	9,777,437	1,318	574,306	(1,408,176)	87,688,219
Permanent assets	53,550,356	48,423	3,102,556	155	650,053	(42,075,747)	15,275,796
Investments	42,709,850	7,466	1,208,838	144	16,832	(42,075,747)	1,867,383
Premises and equipment and leased assets	3,689,823	14,745	799,965	11	45,254	-	4,549,798
Intangible assets	7,150,683	26,212	1,093,753	-	587,967	-	8,858,615
Total on March 31, 2013	743,837,668	81,644,667	154,411,325	4,959	1,814,202	(87,246,044)	894,466,777
Total on December 31, 2012	730,709,031	83,360,345	153,702,232	5,365	1,138,306	(89,823,101)	879,092,178
Total on March 31, 2012	658,837,379	71,945,717	127,933,827	5,942	1,159,187	(70,332,528)	789,549,524

Liabilities
Current and long-term liabilities	672,988,216	59,103,574	136,021,091	1,314	843,589	(45,170,297)	823,787,487
Deposits	183,929,888	23,598,720	-	-	-	(1,658,474)	205,870,134
Federal funds purchased and securities sold under agreements to repurchase	275,135,421	5,948,314	-	-	-	(38,615)	281,045,120
Funds from issuance of securities	35,710,209	13,219,677	-	-	-	(1,097,622)	47,832,264
Interbank and interdepartmental accounts	3,813,686	457	-	-	-	-	3,814,143
Borrowing and onlending	80,023,812	7,177,852	-	-	-	(40,992,390)	46,209,274
Derivative financial instruments	2,484,935	105,372	-	-	-	-	2,590,307
Technical reserves from insurance, pension plans and capitalization bonds	-	-	127,365,509	1,089	-	-	127,366,598
Other liabilities:
- Subordinated debts	26,460,464	8,596,874	-	-	-	-	35,057,338
- Other	65,429,801	456,308	8,655,582	225	843,589	(1,383,196)	74,002,309
Deferred income	614,479	-	-	-	18,111	-	632,590
Non-controlling interests in subsidiaries	792,875	22,541,093	18,390,234	3,645	952,502	(42,075,747)	604,602
Shareholders’ equity	69,442,098	-	-	-	-	-	69,442,098
Total on March 31, 2013	743,837,668	81,644,667	154,411,325	4,959	1,814,202	(87,246,044)	894,466,777
Total on December 31, 2012	730,709,031	83,360,345	153,702,232	5,365	1,138,306	(89,823,101)	879,092,178
Total on March 31, 2012	658,837,379	71,945,717	127,933,827	5,942	1,159,187	(70,332,528)	789,549,524

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b)   Income statement

	R$ thousand
	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Total Consolidated
	Brazil	Abroad	Brazil	Abroad
Revenues from financial intermediation	18,722,167	581,883	2,060,911	-	8,381	(164,002)	21,209,340
Expenses from financial intermediation	11,532,727	318,896	1,068,927	-	-	(164,014)	12,756,536
Gross income from financial intermediation	7,189,440	262,987	991,984	-	8,381	12	8,452,804
Other operating income/expenses	(4,254,373)	(33,839)	550,009	11	39,171	(12)	(3,699,033)
Operating income	2,935,067	229,148	1,541,993	11	47,552	-	4,753,771
Non-operating income	(46,926)	1,413	(13,003)	-	32	-	(58,484)
Income before taxes and non-controlling interest	2,888,141	230,561	1,528,990	11	47,584	-	4,695,287
Income tax and social contribution	(1,160,046)	(3,789)	(573,510)	(8)	(11,187)	-	(1,748,540)
Non-controlling interests in subsidiaries	(1,733)	-	(25,864)	-	(31)	-	(27,628)
Net income for the first quarter of 2013	1,726,362	226,772	929,616	3	36,366	-	2,919,119
Net income for the fourth quarter of 2012	1,999,029	(103,703)	964,208	(86)	33,915	-	2,893,363
Net income for the first quarter of 2012	1,910,426	(39,303)	904,866	(131)	16,678	-	2,792,536

(1)  The financial segment is comprise of: financial institutions; holding companies (which are mainly responsible for managing financial resources); as well as credit card, consortium and asset management companies;

(2)  The asset, liability, income and expense balances among companies from the same segment are eliminated;

(3)  The Insurance Group segment comprises insurance, pension plan and capitalization bond companies; and

(4)  Related to amounts eliminated among companies from different segments, as well as among operations carried out in Brazil and abroad.

6)   CASH AND CASH EQUIVALENTS

	R$ thousand
	2013	2012
	March 31	December 31	March 31
Cash and due from banks in domestic currency	8,228,583	8,930,306	17,254,340
Cash and due from banks in foreign currency	3,118,369	3,146,597	7,814,216
Investments in gold	109	115	101
Total cash and due from banks	11,347,061	12,077,018	25,068,657
Interbank investments (1)	12,707,173	35,478,051	33,472,601
Total cash and cash equivalents	24,054,234	47,555,069	58,541,258

(1)  Refer to operations which mature 90 days or less from the date they were effectively invested and with insignificant risk of change in fair value.

126             Report on Economic and Financial Analysis - March 2013

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Notes to the Consolidated Financial Statements

7)   INTERBANK INVESTMENTS

a)   Breakdown and maturity

		R$ thousand
	2013					2012
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	March 31	December 31	March 31
Investments in federal funds purchased and securities sold under agreements to repurchase:
Own portfolio position	2,702,264	357,449	-	-	3,059,713	8,084,545	8,568,602
● National treasury notes	1,306,989	188,879	-	-	1,495,868	7,939,683	1,042,171
● National treasury bills	1,379,144	168,570	-	-	1,547,714	134,680	7,046,560
● Other	16,131	-	-	-	16,131	10,182	479,871
Funded position	29,984,372	104,639,021	-	-	134,623,393	123,820,302	61,368,978
● Financial treasury bills	52,178	-	-	-	52,178	28,959	5,059,896
● National treasury notes	13,632,130	76,832,371	-	-	90,464,501	75,851,655	47,364,191
● National treasury bills	16,300,064	27,806,650	-	-	44,106,714	47,939,688	8,944,891
Short position	12,836,434	13,349,736	-	-	26,186,170	10,641,421	4,531,660
● National treasury bills	12,836,434	13,349,736	-	-	26,186,170	10,641,421	4,531,660
Subtotal	45,523,070	118,346,206	-	-	163,869,276	142,546,268	74,469,240
Interest-earning deposits in other banks:
● Interest-earning deposits in other banks	2,745,950	2,254,838	1,404,174	1,060,071	7,465,033	9,266,499	10,221,638
● Provision for losses	(752)	(411)	(340)	-	(1,503)	-	(495)
Subtotal	2,745,198	2,254,427	1,403,834	1,060,071	7,463,530	9,266,499	10,221,143
Total on March 31, 2013	48,268,268	120,600,633	1,403,834	1,060,071	171,332,806
%	28.2	70.4	0.8	0.6	100.0
Total on December 31, 2012	59,467,741	88,940,044	2,543,044	861,938		151,812,767
%	39.1	58.6	1.7	0.6		100.0
Total on March 31, 2012	48,511,108	31,925,079	2,175,886	2,078,310			84,690,383
%	57.2	37.7	2.6	2.5			100.0

b)   Income from interbank investments

Classified in the income statement as income on securities transactions.

	R$ thousand
	2013	2012
	1st Quarter	4th Quarter	1st Quarter
Income from investments in purchase and sale commitments:
• Own portfolio position	198,610	212,304	455,172
• Funded position	2,082,369	1,817,339	1,508,993
• Short position	1,018,240	350,055	163,669
Subtotal	3,299,219	2,379,698	2,127,834
Income from interest-earning deposits in other banks	126,209	577,199	248,445
Total (Note 8h)	3,425,428	2,956,897	2,376,279

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Notes to the Consolidated Financial Statements

8)   SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

Information on securities and derivative financial instruments is as follows:

a)   Summary of the consolidated classification of securities by business segment and issuer

	R$ thousand
	2013						2012

Financial

		Insurance/ capitalization bonds	Pension plans	Other activities	March 31%		December 31%		March 31%
Trading securities	59,470,907	3,868,816	42,344,743	371,244	106,055,710	46.2	131,358,323	54.8	148,322,028	58.5
- Government securities	20,090,227	1,338,704	12,255	180,594	21,621,780	9.4	44,144,117	18.4	71,892,738	28.3
- Corporate securities	37,837,113	2,530,112	553,845	190,650	41,111,720	17.9	43,316,208	18.1	37,018,709	14.7
- Derivative financial instruments (1)	1,543,567	-	-	-	1,543,567	0.7	3,156,065	1.3	2,265,385	0.9
- PGBL/VGBL restricted bonds	-	-	41,778,643	-	41,778,643	18.2	40,741,933	17.0	37,145,196	14.6
Available-for-sale securities	75,194,660	15,899,295	28,608,577	12,787	119,715,319	52.1	104,394,459	43.5	73,585,205	29.0
- Government securities	57,901,319	14,063,117	26,776,368	-	98,740,804	43.0	83,697,013	34.9	56,601,663	22.3
- Corporate securities	17,293,341	1,836,178	1,832,209	12,787	20,974,515	9.1	20,697,446	8.6	16,983,542	6.7
Held-to-maturity securities (4)	319,949	-	3,691,089	-	4,011,038	1.7	3,983,094	1.7	31,744,269	12.5
- Government securities	319,949	-	3,691,089	-	4,011,038	1.7	3,983,094	1.7	31,294,478	12.3
- Corporate securities	-	-	-	-	-	-	-	-	449,791	0.2
Subtotal	134,985,516	19,768,111	74,644,409	384,031	229,782,067	100.0	239,735,876	100.0	253,651,502	100.0
Purchase and sale commitments (2)	23,978,709	3,247,942	43,552,055	38,874	70,817,580		75,751,189		41,307,953
Overall total	158,964,225	23,016,053	118,196,464	422,905	300,599,647		315,487,065		294,959,455
- Government securities	78,311,495	15,401,821	30,479,712	180,594	124,373,622	54.1	131,824,224	55.0	159,788,879	63.0
- Corporate securities	56,674,021	4,366,290	2,386,054	203,437	63,629,802	27.7	67,169,719	28.0	56,717,427	22.4
- PGBL/VGBL restricted bonds	-	-	41,778,643	-	41,778,643	18.2	40,741,933	17.0	37,145,196	14.6
Subtotal	134,985,516	19,768,111	74,644,409	384,031	229,782,067	100.0	239,735,876	100.0	253,651,502	100.0
Purchase and sale commitments (2)	23,978,709	3,247,942	43,552,055	38,874	70,817,580		75,751,189		41,307,953
Overall total	158,964,225	23,016,053	118,196,464	422,905	300,599,647		315,487,065		294,959,455

128             Report on Economic and Financial Analysis - March 2013

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Notes to the Consolidated Financial Statements

b)   Breakdown of the consolidated portfolio by issuer

Securities (3)	R$ thousand
	2013							2012
	March 31							December 31		March 31
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (5) (6) (7)	Original amortized cost	Mark-to-market	Fair/book value (5) (6) (7)	Mark-to-market	Fair/book value (5) (6) (7)	Mark-to-market
Government securities	3,238,540	1,754,783	11,498,261	107,882,038	124,373,622	118,575,507	5,798,115	131,824,224	10,107,423	159,788,879	1,582,174
Financial treasury bills	236,335	740,776	314,552	5,164,083	6,455,746	6,455,159	587	7,205,831	8,043	7,708,980	2,829
National treasury bills	1,527,486	149,899	8,680,374	20,495,282	30,853,041	30,955,781	(102,740)	44,720,499	502,987	66,035,689	790,288
National treasury notes	1,414,230	380,587	2,493,013	81,895,974	86,183,804	80,361,694	5,822,110	79,013,862	9,499,671	84,404,243	658,398
Brazilian foreign debt notes	16,414	480,688	-	255,340	752,442	694,698	57,744	746,578	76,363	1,443,689	120,275
Privatization currencies	-	-	-	71,082	71,082	59,013	12,069	73,917	12,433	79,040	10,417
Other	44,075	2,833	10,322	277	57,507	49,162	8,345	63,537	7,926	117,238	(33)
Corporate securities	13,122,568	2,571,710	1,949,760	45,985,764	63,629,802	63,842,051	(212,249)	67,169,719	1,090,885	56,717,427	(540,157)
Bank deposit certificates	299,938	278,290	248,937	561,805	1,388,970	1,388,970	-	1,635,130	-	2,487,518	-
Shares	5,194,704	-	-	-	5,194,704	5,758,086	(563,382)	6,007,310	(321,175)	4,320,027	(1,129,026)
Debentures	204,249	1,019,134	992,918	28,755,776	30,972,077	31,012,467	(40,390)	31,281,665	(47,061)	25,072,384	(67,393)
Promissory notes	4,657	631,793	100,526	-	736,976	738,525	(1,549)	468,425	(1,512)	807,765	(2,497)
Foreign corporate securities	145,543	238,197	138,048	7,785,233	8,307,021	8,008,677	298,344	8,523,931	476,451	5,070,851	317,218
Derivative financial instruments (1)	831,253	152,067	82,773	477,474	1,543,567	1,796,174	(252,607)	3,156,065	444,655	2,265,385	92,876
Other	6,442,224	252,229	386,558	8,405,476	15,486,487	15,139,152	347,335	16,097,193	539,527	16,693,497	248,665
PGBL/VGBL restricted bonds	5,060,259	206,676	3,269,141	33,242,567	41,778,643	41,778,643	-	40,741,933	-	37,145,196	-
Subtotal	21,421,367	4,533,169	16,717,162	187,110,369	229,782,067	224,196,201	5,585,866	239,735,876	11,198,308	253,651,502	1,042,017
Purchase and sale commitments (2)	67,106,957	3,701,918	4,427	4,278	70,817,580	70,817,580	-	75,751,189	-	41,307,953	-

Hedge - cash flow (Note 8g)

	-	-	-	-	-	-	(89,298)	-	(130,118)	-	(998,291)

Overall total

	88,528,324	8,235,087	16,721,589	187,114,647	300,599,647	295,013,781	5,496,568	315,487,065	11,068,190	294,959,455	43,726

Bradesco 129

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Notes to the Consolidated Financial Statements

c)   Consolidated classification by category, maturity and business segment

I)    Trading securities

Securities (3)	R$ thousand
	2013							2012
	March 31							December 31		March 31
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/ book value (5) (6) (7)	Original amortized cost	Mark-to-market	Fair/ book value (5) (6) (7)	Mark-to-market	Fair/ book value (5) (6) (7)	Mark-to-market
- Financial	9,029,858	3,298,934	2,884,922	44,257,193	59,470,907	59,679,808	(208,901)	86,023,367	1,154,727	105,124,230	809,396
National treasury bills	1,326,142	100,451	244,330	590,341	2,261,264	2,258,666	2,598	15,515,482	57,128	32,610,606	547,956
Financial treasury bills	225,513	684,781	109,253	3,524,894	4,544,441	4,544,247	194	5,302,414	7,752	6,429,571	2,220
Bank deposit certificates	200,237	270,193	229,982	109,647	810,059	810,059	-	957,681	-	877,221	-
Derivative financial instruments (1)	831,253	152,067	82,773	477,474	1,543,567	1,796,174	(252,607)	3,156,065	444,655	2,265,385	92,876
Debentures	190,450	1,019,061	954,852	27,563,801	29,728,164	29,798,728	(70,564)	30,306,008	(79,048)	23,617,964	(74,708)
Promissory notes	-	631,793	100,526	-	732,319	733,868	(1,549)	456,269	(1,512)	722,185	(2,497)
National treasury notes	726,025	379,025	936,735	11,195,572	13,237,357	13,119,668	117,689	21,740,503	665,673	29,198,292	245,453
Foreign corporate securities	490	2,002	8,147	649	11,288	11,129	159	33,051	(54)	50,403	794
Shares	901,836	-	-	-	901,836	901,202	634	1,503,657	61,839	183,500	(1,684)
Other	4,627,912	59,561	218,324	794,815	5,700,612	5,706,067	(5,455)	7,052,237	(1,706)	9,169,103	(1,014)
- Insurance companies and capitalization bonds	1,288,831	58,103	113,291	2,408,591	3,868,816	3,868,598	218	3,738,476	-	4,948,539	-
Financial treasury bills	807	52,290	51,897	1,188,317	1,293,311	1,293,311	-	1,232,751	-	551,106	-
National treasury bills	588	-	-	24,397	24,985	24,985	-	12,815	-	34,397	-
Bank deposit certificates	4,796	556	6,948	114,868	127,168	127,168	-	133,582	-	412,360	-
National treasury notes	1,473	1,562	-	17,374	20,409	20,409	-	40,682	-	2,665,666	-
Debentures	-	-	-	128,053	128,053	128,053	-	141,775	-	-	-
Foreign corporate securities	27,384	-	-	-	27,384	27,384	-	17,744	-	-	-
Other	1,253,783	3,695	54,446	935,582	2,247,506	2,247,288	218	2,159,127	-	1,285,010	-
- Pension plans	5,539,563	206,676	3,271,079	33,327,425	42,344,743	42,343,339	1,404	41,284,314	1,870	37,942,701	825
PGBL/VGBL restricted bonds	5,060,259	206,676	3,269,141	33,242,567	41,778,643	41,778,643	-	40,741,933	-	37,145,196	-
Other	479,304	-	1,938	84,858	566,100	564,696	1,404	542,381	1,870	797,505	825
- Other activities	103,712	8,951	20,651	237,930	371,244	371,244	-	312,166	-	306,558	-
Financial treasury bills	9,502	3,703	381	155,268	168,854	168,854	-	205,331	-	212,994	-
Bank deposit certificates	23,460	1,728	12,006	5,495	42,689	42,689	-	18,192	-	16,843	-
National treasury bills	811	318	-	9,123	10,252	10,252	-	13,157	-	22,354	-
Debentures	-	-	221	20,556	20,777	20,777	-	17,387	-	5,230	-
Other	69,939	3,202	8,043	47,488	128,672	128,672	-	58,099	-	49,137	-
Subtotal	15,961,964	3,572,664	6,289,943	80,231,139	106,055,710	106,262,989	(207,279)	131,358,323	1,156,597	148,322,028	810,221
Purchase and sale commitments (2)	67,003,122	3,701,918	4,427	4,278	70,713,745	70,713,745	-	75,150,363	-	41,307,953	-
Financial/other	24,007,346	1,532	4,427	4,278	24,017,583	24,017,583	-	29,509,775	-	2,189,926	-
Insurance companies and capitalization bonds	3,242,762	-	-	-	3,242,762	3,242,762	-	3,145,613	-	5,353,369	-
Pension plans	39,753,014	3,700,386	-	-	43,453,400	43,453,400	-	42,494,975	-	33,764,658	-
- PGBL/VGBL	39,238,900	3,700,386	-	-	42,939,286	42,939,286	-	42,222,264	-	33,469,510	-
- Funds	514,114	-	-	-	514,114	514,114	-	272,711	-	295,148	-
Overall total	82,965,086	7,274,582	6,294,370	80,235,417	176,769,455	176,976,734	(207,279)	206,508,686	1,156,597	189,629,981	810,221
Derivative financial instruments (liabilities)	(1,448,089)	(286,761)	(138,535)	(716,922)	(2,590,307)	(2,352,479)	(237,828)	(4,001,255)	(637,742)	(2,702,779)	(339,191)

130             Report on Economic and Financial Analysis - March 2013

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Notes to the Consolidated Financial Statements

II)   Available-for-sale securities

Securities (3) (8)	R$ thousand
	2013							2012
	March 31							December 31		March 31
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/ book value (5) (6) (7)	Original amortized cost	Mark-to-market	Fair/ book value (5) (6) (7)	Mark-to-market	Fair/ book value (5) (6) (7)	Mark-to-market
- Financial	1,334,264	689,298	10,351,032	62,820,066	75,194,660	74,579,317	615,343	57,879,064	2,252,700	70,225,201	1,028,240
National treasury bills	199,945	49,130	8,436,044	19,871,421	28,556,540	28,661,876	(105,336)	29,179,045	445,858	33,368,330	242,331
Brazilian foreign debt securities	7,632	209,481	-	215,380	432,493	374,750	57,743	423,060	76,363	1,128,269	120,479
Foreign corporate securities	117,671	236,195	129,900	7,784,583	8,268,349	7,970,165	298,184	8,473,136	476,503	5,020,449	316,425
National treasury notes	-	-	1,556,277	26,892,031	28,448,308	28,506,987	(58,679)	10,696,375	553,759	21,521,219	412,119
Financial treasury bills	446	-	112,739	269,394	382,579	382,290	289	382,795	184	409,954	400
Bank deposit certificates	64,979	5,813	-	331,795	402,587	402,587	-	523,261	-	1,163,284	-
Shares	911,740	-	-	-	911,740	898,063	13,677	1,268,485	99,890	1,241,078	(353,249)
Other	31,851	188,679	116,072	7,455,462	7,792,064	7,382,599	409,465	6,932,907	600,143	6,372,618	289,735
- Insurance companies and capitalization bonds	1,720,004	-	38,265	14,141,026	15,899,295	15,540,490	358,805	16,698,112	1,418,487	1,633,445	(305,527)
National treasury notes	-	-	-	14,059,498	14,059,498	13,532,652	526,846	14,929,544	1,550,435	-	-
Shares	1,695,960	-	-	-	1,695,960	1,846,109	(150,149)	1,613,195	(114,044)	1,391,166	(286,143)
Debentures	10,829	-	37,844	72,581	121,254	101,011	20,243	118,339	18,672	198,581	7,084
Other	13,215	-	421	8,947	22,583	60,718	(38,135)	37,034	(36,576)	43,698	(26,468)
- Pension plans	2,383,566	-	37,922	26,187,089	28,608,577	23,794,394	4,814,183	29,748,214	6,365,630	1,671,570	(490,917)
Shares	1,679,703	-	-	-	1,679,703	2,112,279	(432,576)	1,613,839	(373,754)	1,502,048	(487,951)
National treasury notes	685,246	-	-	26,030,093	26,715,339	21,480,486	5,234,853	27,919,779	6,727,932	-	-
Debentures	2,971	-	-	133,889	136,860	123,393	13,467	134,343	13,315	81,904	129
Other	15,646	-	37,922	23,107	76,675	78,236	(1,561)	80,253	(1,863)	87,618	(3,095)

Bradesco 131

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Notes to the Consolidated Financial Statements

Securities (3) (8)	R$ thousand
	2013							2012
	March 31							December 31		March 31
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/ book value (5) (6) (7)	Original amortized cost	Mark-to-market	Fair/ book value (5) (6) (7)	Mark-to-market	Fair/ book value (5) (6) (7)	Mark-to-market
- Other activities	12,787	-	-	-	12,787	7,973	4,814	69,069	4,894	54,989	-
Bank deposit certificates	6,467	-	-	-	6,467	6,467	-	2,414	-	4,864	-
Other	6,320	-	-	-	6,320	1,506	4,814	66,655	4,894	50,125	-
Subtotal	5,450,621	689,298	10,427,219	103,148,181	119,715,319	113,922,174	5,793,145	104,394,459	10,041,711	73,585,205	231,796
Purchase and sale commitments (2)	103,835	-	-	-	103,835	103,835	-	600,826	-	-	-
Insurance companies and capitalization bonds	5,180	-	-	-	5,180	5,180	-	361,081	-	-	-
Pension plans	98,655	-	-	-	98,655	98,655	-	239,745	-	-	-
Subtotal	5,554,456	689,298	10,427,219	103,148,181	119,819,154	114,026,009	5,793,145	104,995,285	10,041,711	73,585,205	231,796
Hedge - cash flow (Note 8g)	-	-	-	-	-	-	(89,298)	-	(130,118)	-	(998,291)
Overall total	5,554,456	689,298	10,427,219	103,148,181	119,819,154	114,026,009	5,703,847	104,995,285	9,911,593	73,585,205	(766,495)

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III) Held-to-maturity securities

Securities (3)	R$ thousand
	2013					2012
	March 31					December 31	March 31
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Original amortized cost (5) (6)	Original amortized cost (5) (6)	Original amortized cost (5) (6)
Financial	8,782	271,207	-	39,960	319,949	323,518	297,353
Brazilian foreign debt notes	8,782	271,207	-	39,960	319,949	323,518	297,353
Insurance companies and capitalization bonds	-	-	-	-	-	-	8,214,450
Debentures	-	-	-	-	-	-	28,921
National treasury notes	-	-	-	-	-	-	8,185,529
Pension plans	-	-	-	3,691,089	3,691,089	3,659,576	23,232,466
Debentures	-	-	-	-	-	-	420,870
National treasury notes	-	-	-	3,691,089	3,691,089	3,659,576	22,811,596
Overall total (4)	8,782	271,207	-	3,731,049	4,011,038	3,983,094	31,744,269

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d)   Breakdown of the portfolios by financial statement classification

Securities	R$ thousand
	2013					2012
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total on March 31 (3) (5) (6) (7)	Total on December 31 (3) (5) (6) (7)	Total on March 31 (3) (5) (6) (7)
Own portfolio	87,601,133	6,729,580	6,562,302	120,967,347	221,860,362	232,634,160	195,036,662
Fixed income securities	82,406,429	6,729,580	6,562,302	120,967,347	216,665,658	226,626,850	190,716,635
• Financial treasury bills	235,894	444,814	123,866	3,780,448	4,585,022	5,203,517	5,531,802
• Purchase and sale commitments (2)	67,106,957	3,701,918	4,427	4,278	70,817,580	75,751,189	41,307,953
• National treasury notes	1,414,230	1,925	11	43,820,074	45,236,240	48,755,775	56,194,530
• Brazilian foreign debt securities	4,488	74,428	-	255,340	334,256	329,874	482,888
• Bank deposit certificates	299,938	278,290	248,937	561,805	1,388,970	1,635,130	2,487,518
• National treasury bills	1,527,486	318	1,287,548	280,218	3,095,570	1,660,711	1,059,458
• Foreign corporate securities	61,972	115,222	138,048	1,861,088	2,176,330	4,637,901	3,816,406
• Debentures	204,249	1,019,134	992,918	28,755,776	30,972,077	31,281,665	25,072,384
• Promissory notes	4,657	631,793	100,526	-	736,976	468,425	807,765
• PGBL/VGBL restricted bonds	5,060,259	206,676	3,269,141	33,242,567	41,778,643	40,741,933	37,145,196
• Other	6,486,299	255,062	396,880	8,405,753	15,543,994	16,160,730	16,810,735
Equity securities	5,194,704	-	-	-	5,194,704	6,007,310	4,320,027
• Shares of listed companies (technical provision)	1,956,213	-	-	-	1,956,213	1,879,925	1,811,145
• Shares of listed companies (other)	3,238,491	-	-	-	3,238,491	4,127,385	2,508,882
Restricted securities	95,938	1,353,440	7,580,459	65,669,190	74,699,027	77,225,390	95,837,507
Repurchase agreements	95,497	1,060,081	6,641,926	56,740,370	64,537,874	59,926,900	91,280,703
• National treasury bills	-	149,581	4,065,039	13,209,970	17,424,590	31,918,884	60,570,888
• Brazilian foreign debt securities	11,926	406,260	-	-	418,186	416,704	960,801
• Financial treasury bills	-	2,603	83,885	47,113	133,601	226,370	284,856
• National treasury notes	-	378,662	2,493,002	37,559,142	40,430,806	23,478,912	28,209,713
• Foreign corporate securities	83,571	122,975	-	5,924,145	6,130,691	3,886,030	1,254,445
Brazilian Central Bank	-	-	-	-	-	6,694,352	1,002,782
• National treasury bills	-	-	-	-	-	6,458,985	1,002,782

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Notes to the Consolidated Financial Statements

Securities	R$ thousand
	2013					2012
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total on March 31 (3) (5) (6) (7)	Total on December 31 (3) (5) (6) (7)	Total on March 31 (3) (5) (6) (7)
National treasury notes	-	-	-	-	-	235,367	-
Privatization currencies	-	-	-	71,082	71,082	73,917	79,040
Guarantees provided	441	293,359	938,533	8,857,738	10,090,071	10,530,221	3,474,982
• National treasury bills	-	-	831,732	7,004,458	7,836,190	2,210,469	1,600,145
• Financial treasury bills	441	293,359	106,801	1,336,522	1,737,123	1,775,944	1,874,837
? National treasury notes	-	-	-	516,758	516,758	6,543,808	-
Derivative financial instruments (1)	831,253	152,067	82,773	477,474	1,543,567	3,156,065	2,265,385
Securities subject to unrestricted repurchase agreements	-	-	2,496,055	636	2,496,691	2,471,450	1,819,901
• National treasury bills	-	-	2,496,055	636	2,496,691	2,471,450	1,802,416
• Financial treasury bills	-	-	-	-	-	-	17,485
Overall total	88,528,324	8,235,087	16,721,589	187,114,647	300,599,647	315,487,065	294,959,455
%	29.5	2.7	5.6	62.2	100.0	100.0	100.0

(1)  Consistent with the criterion adopted by Bacen Circular Letter 3068/01 and due to the characteristics of the securities, we are considering the derivative financial instruments, except those considered as cash flow hedges under the category Trading Securities;

(2)  These refer to investment fund resources and managed portfolios applied on purchase and sale commitments with Bradesco, whose owners are consolidated subsidiaries, included in the consolidated financial statements;

(3)  The investment fund quotas were distributed according to the instruments composing their portfolios and maintaining the fund category classification;

(4)  In compliance with Article 8 of Bacen Circular Letter 3068/01, Bradesco declares that it has financial capacity and intention to maintain held-to-maturity securities up to their maturity dates. This financial capacity is proven in Note 32a, which presents the maturity of asset and liability operations. On June 30, 2012, R$28,501,990 thousand were transferred from “Held to Maturity” to “Available for Sale,” due to reclassification made by the Insurance Group, as a result of adoption of CPCs 38 and 40;

(5)  The number of days to maturity was based on the maturity of the instruments, regardless of their accounting classification;

(6)  This column reflects book value after mark-to-market in accordance with item (7), except for held-to-maturity instruments, whose market value is higher than the original amortized cost for the amount of R$2,418,145 thousand (R$2,618,956 thousand on December 31, 2012 and R$6,477,950 thousand on March 31, 2012);

(7)  The market value of securities is determined based on the market price available at the end of the reporting period. If no market price quotation is available at the end of the reporting period, amounts are estimated based on the prices quoted by dealers, pricing models, quotation models or price quotations for instruments with similar characteristics; for investment funds, the original amortized cost reflects the market value of the respective quotas; and

(8)    In the first quarter of 2013 and 2012, other than temporary impairments were not realized (fourth quarter of 2012 – R$889,980 thousand) for available-for-sale securities.

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Notes to the Consolidated Financial Statements

e)   Derivative financial instruments

Bradesco carries out transactions involving derivative financial instruments, which are recorded in the statement of financial position or in memorandum accounts, to meet its own needs in managing its global exposure, as well as to meet its customer’s requests, in order to manage their exposure. These operations involve a series of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco’s risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their estimated fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by the Management.

Quoted market prices are used to determine the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from the Securities, Commodities and Futures Exchange (BM&FBOVESPA) and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factors swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded at the stock exchange or using methodologies similar to those outlined for swaps. The fair values of loan derivative instruments are determined based on market price quotation or from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of corresponding assets. Current market prices are used to calculate volatility.

Derivative financial instruments in Brazil mainly refer to swap and futures operations and are registered at the OTC Clearing House (Cetip) and BM&FBOVESPA.

Operations involving forward contracts of indexes and currencies are contracted by Management to hedge Bradesco’s overall exposures and to meet customer needs.

Foreign derivative financial instruments refer to swap, forward, options, credit and futures operations and are mainly carried out at the stock exchanges of Chicago and New York, as well as the over-the-counter markets.

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Notes to the Consolidated Financial Statements

I)    Amount of derivative financial instruments recorded in balance sheet and memorandum accounts

	R$ thousand
	2013		2012
	March 31		December 31		March 31
	Overall amount	Net amount	Overall amount	Net amount	Overall amount	Net amount
Futures contracts
Purchase commitments:	223,081,680		114,745,188		54,071,485
- Interbank market	219,197,444	-	110,914,535	-	39,672,495	-
- Foreign currency	3,854,591	-	3,804,690	-	14,395,228	-
- Other	29,645	-	25,963	-	3,762	-
Sale commitments:	272,893,073		455,458,080		132,247,294
- Interbank market (1)	248,061,301	28,863,857	423,475,620	312,561,085	107,452,629	67,780,134
- Foreign currency (2)	23,848,504	19,993,913	30,645,872	26,841,182	23,697,830	9,302,602
- Other	983,268	953,623	1,336,588	1,310,625	1,096,835	1,093,073

Option contracts
Purchase commitments:	117,143,753		60,592,930		38,210,564
- Interbank market	115,770,200	-	59,360,715	-	37,016,660	14,407,160
- Foreign currency	431,770	-	536,505	189,465	720,132	-
- Other	941,783	203,616	695,710	32,740	473,772	-
Sale commitments:	119,377,974		78,498,249		24,772,525
- Interbank market	117,266,400	1,496,200	77,488,239	18,127,524	22,609,500	-
- Foreign currency	1,373,407	941,637	347,040	-	1,189,137	469,005
- Other	738,167	-	662,970	-	973,888	500,116

Forward contracts
Purchase commitments:	12,669,557		20,477,458		26,149,894
- Foreign currency	12,444,930	5,499,737	20,068,292	11,753,943	26,033,837	9,753,316
- Other	224,627	-	409,166	-	116,057	-
Sale commitments:	7,343,883		9,710,879		17,710,880
- Foreign currency	6,945,193	-	8,314,349	-	16,280,521	-
- Other	398,690	174,063	1,396,530	987,364	1,430,359	1,314,302

Swap contracts
Assets (long position):	36,896,678		36,165,256		28,916,794
- Interbank market	9,065,548	766,346	8,072,878	-	6,394,832	-
- Fixed rate	4,021,502	2,086,199	3,948,925	2,345,178	2,182,916	-
- Foreign currency (3)	20,823,321	-	21,030,812	-	16,670,411	-
- Reference Interest Rate (TR)	713,347	713,347	802,735	787,110	15,000	-
- Special Clearance and Custody System Rate (Selic)	118,646	118,646	100,161	89,909	21,436	18,633
- General Price Index - Market (IGP-M)	900,876	-	965,220	-	2,030,873	1,348,450
- Other	1,253,438	-	1,244,525	-	1,601,326	703,267
Liabilities (short position):	37,174,560		36,474,330		29,258,076
- Interbank market	8,299,202	-	8,323,993	251,115	6,891,256	496,424
- Fixed rate	1,935,303	-	1,603,747	-	2,676,811	493,895
- Foreign currency (3)	22,190,574	1,367,253	21,527,465	496,653	16,887,979	217,568
- TR	-	-	15,625	-	1,218,745	1,203,745
- Selic	-	-	10,252	-	2,803	-
- IGP-M	2,398,610	1,497,734	2,556,053	1,590,833	682,423	-
- Other	2,350,871	1,097,433	2,437,195	1,192,670	898,059	-

Derivatives include operations maturing in D+1.

(1)  Includes cash flow hedges to protect CDI-related funding, for the amount of R$4,115,474 thousand (R$18,233,881 thousand on December 31, 2012 and R$50,521,744 thousand on March 31, 2012) (Note 8g);

(2)  Includes specific hedges to protect foreign investments totaling R$22,382,368 thousand (R$22,497,383 thousand on December 31, 2012 and R$19,852,177 thousand on March 31, 2012); and

(3)  Includes credit derivative operations (Note 8f).

To obtain greater payment assurance for operations with financial institutions and customers, Bradesco established compensation and settlement agreements for liabilities within the National Financial System, in accordance with CMN Resolution 3263/05.

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Notes to the Consolidated Financial Statements

II)   Breakdown of derivative financial instruments (assets and liabilities) shown at original amortized cost and market value

	R$ thousand
	2013			2012
	March 31			December 31			March 31
	Original amortized cost	Mark-to-market adjustment	Market value	Original amortized cost	Mark-to-market adjustment	Market value	Original amortized cost	Mark-to-market adjustment	Market value
Adjustment receivables - swaps	990,432	(249,829)	740,603	592,593	352,551	945,144	488,839	87,427	576,266
Receivable forward purchases	340,611	-	340,611	578,648	160	578,808	316,476	-	316,476
Receivable forward sales	414,300	3	414,303	1,476,409	406	1,476,815	1,347,775	-	1,347,775
Premiums on exercisable options	50,831	(2,781)	48,050	63,760	91,538	155,298	19,419	5,449	24,868
Total assets	1,796,174	(252,607)	1,543,567	2,711,410	444,655	3,156,065	2,172,509	92,876	2,265,385
Adjustment payables - swaps	(768,920)	(249,566)	(1,018,486)	(678,947)	(575,272)	(1,254,219)	(568,300)	(349,249)	(917,549)
Payable forward purchases	(328,832)	-	(328,832)	(532,564)	(160)	(532,724)	(171,988)	-	(171,988)
Payable forward sales	(1,181,583)	(3)	(1,181,586)	(2,076,903)	(637)	(2,077,540)	(1,562,415)	-	(1,562,415)
Premiums on written options	(73,144)	11,741	(61,403)	(75,099)	(61,673)	(136,772)	(60,885)	10,058	(50,827)
Total liabilities	(2,352,479)	(237,828)	(2,590,307)	(3,363,513)	(637,742)	(4,001,255)	(2,363,588)	(339,191)	(2,702,779)

III) Futures, options, forward and swap contracts - (Notional)

	R$ thousand
	2013					2012
	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total on March 31	Total on December 31	Total on March 31
Futures contracts	131,164,271	43,778,363	43,193,785	277,838,334	495,974,753	570,203,268	186,318,779
Option contracts	2,749,087	6,529,440	227,120,281	122,919	236,521,727	139,091,179	62,983,089
Forward contracts	10,974,011	2,913,410	2,759,189	3,366,830	20,013,440	30,188,337	43,860,774
Swap contracts	9,242,304	12,809,772	2,061,483	12,042,516	36,156,075	35,220,112	28,340,528
Total on March 31, 2013	154,129,673	66,030,985	275,134,738	293,370,599	788,665,995
Total on December 31, 2012	389,571,910	81,402,292	49,649,993	254,078,701		774,702,896
Total on March 31, 2012	124,721,996	43,190,624	78,875,600	74,714,950			321,503,170

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Notes to the Consolidated Financial Statements

IV) Types of margin offered for guarantee for derivative financial instruments, mainly futures contracts

	R$ thousand
	2013	2012
	March 31	December 31	March 31
Government securities
National treasury notes	300,928	6,536,479	143,225
Financial treasury bills	13,647	45,041	34,038
National treasury bills	7,007,629	-	3,986,464
Total	7,322,204	6,581,520	4,163,727

V)  Revenues and expenses, net

	R$ thousand
	2013	2012
	1st Quarter	4th Quarter	1st Quarter
Swap contracts	110,900	(82,459)	(100,135)
Forward contracts	(57,712)	(36,574)	(141,389)
Option contracts	(212,904)	6,744	26,743
Futures contracts	42,860	(343,680)	(298,591)
Foreign exchange variation of investments abroad	(40,318)	22,562	(97,953)
Total	(157,174)	(433,407)	(611,325)

VI) Total value of derivative financial instruments, by trading location and counter parties

	R$ thousand
	2013	2012
	March 31	December 31	March 31
Cetip (over-the-counter)	40,137,623	43,729,867	31,858,785
BM&FBOVESPA (stock exchange)	724,863,625	695,922,309	246,035,902
Abroad (over-the-counter) (1)	17,949,627	23,167,873	42,410,154
Abroad (stock exchange) (1)	5,715,120	11,882,847	1,198,329
Total	788,665,995	774,702,896	321,503,170

(1)  Comprise operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets.

A total of 99% of counterparties are corporate entities and 1% is financial institutions on March 31, 2013.

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Notes to the Consolidated Financial Statements

f)    Credit Default Swaps (CDS)

In general, these represent bilateral agreements in which one of the parties purchases protection against the credit risk of a certain financial instrument (the risk is transferred). The selling counterparty receives remuneration that is usually paid linearly over the term of the agreement.

In the case of a default, the purchasing counterparty will receive a payment to offset the loss incurred on the financial instrument. In this case, the selling counterparty usually receives the underlying asset of the agreement in exchange for the payment.

	R$ thousand
	Credit risk amount			Effect on the calculation of capital requirement
	2013	2012		2013	2012
	March 31	December 31	March 31	March 31	December 31	March 31
Sold protection
Credit swaps whose underlying assets are:
● Securities - Brazilian public debt	(261,794)	(265,655)	(528,409)	-	-	-
● Derivatives with companies	(4,028)	(4,087)	(3,644)	(222)	(225)	(200)
Purchased protection
Credit swaps whose underlying assets are:
● Securities - Brazilian public debt	-	-	628,625	-	-	-
● Derivatives with companies	-	6,131	23,687	-	674	2,606
Total	(265,822)	(263,611)	120,259	(222)	449	2,406
Deposited margin	5,035	5,109	4,555

Bradesco carries out operations involving credit derivatives to better manage its risk exposure and its assets. Contracts related to credit derivatives operations described above have several maturities up to 2013. The mark-to-market rates to protect counterparty risk though remuneration totaled R$(1,018) thousand (R$(332) thousand on December 31, 2012 and R$(993) thousand on March 31, 2012). There were no events to trigger defaults within the contracts during the period.

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Notes to the Consolidated Financial Statements

g)   Cash flow hedge

Bradesco uses cash flow hedges to protect its cash flows from payment of interest rates on funds indexed to Bank Deposit Certificates (CDB), related to variable interest rate risk of Interbank Deposit Rate (DI Cetip), thus registering fixed cash flows.

Bradesco has traded DI Future contracts at BM&FBOVESPA since 2009, using them as cash flow hedges for funding linked to DI. The following table presents the DI Future position, where:

	R$ thousand
	2013	2012
	March 31	December 31	March 31
DI Future with maturity between 2014 and 2017	4,115,474	18,233,881	50,521,744
Funding indexed to CDI	3,806,592	17,398,534	49,100,823
Mark-to-market adjustment recorded in shareholders’ equity (1)	(89,298)	(130,118)	(998,291)
Ineffective market value recorded in the income statement	-	(1,033)	(453)

(1)  The adjustment in shareholders’ equity is R$(53,579) thousand, net of tax (R$(78,071) thousand on December 31, 2012 and R$(598,975) thousand on March 31, 2012).

The effectiveness of the hedge portfolio was assessed in accordance with Bacen Circular Letter 3082/02.

h)   Income from securities, insurance, pension plans and capitalization bonds and derivative financial instruments

	R$ thousand
	2013	2012
	1st Quarter	4th Quarter	1st Quarter
Fixed income securities	2,511,905	4,022,638	5,138,381
Interbank investments (Note 7b)	3,425,428	2,956,897	2,376,279
Equity securities	(76,053)	28,489	15,016
Subtotal	5,861,280	7,008,024	7,529,676
Financial result from insurance, pension plans and capitalization bonds (1)	2,060,904	2,841,587	3,151,543
Income from derivative financial instruments (Note 8e V)	(157,174)	(433,407)	(611,325)
Total	7,765,010	9,416,204	10,069,894

(1) The fourth quarter of 2012 considers the gain from extended terms of the Insurance Group’s available-for-sale securities, amounting to R$166,184 thousand.

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9)   INTERBANK ACCOUNTS - RESERVE REQUIREMENT

a)   Reserve requirement

	R$ thousand
	Remuneration	2013	2012
		March 31	December 31	March 31
Reserve requirements - demand deposits	not remunerated	6,789,398	7,890,857	8,717,465
Reserve requirements - savings deposits	savings index	13,977,474	13,741,787	11,959,479
Time reserve requirements (1)	Selic rate	10,717,057	9,257,923	14,918,473
Collection of funds from rural loan (2)	not remunerated	536	536	-
Additional reserve requirements	Selic rate	18,780,963	17,061,314	23,783,534
• Savings deposits		6,985,553	6,870,893	5,978,759
• Demand deposits (1)		-	-	3,899,553
• Time deposits (1)		11,795,410	10,190,421	13,905,222
Restricted deposits - National Housing System (SFH)	TR + interest rate	572,054	560,944	540,115
Funds from rural loan	not remunerated	578	578	578
Total		50,838,060	48,513,939	59,919,644

(1)  For more information regarding new rules on reserve requirement, see Note 35c; and

(2)  Pursuant to Bacen’s Circular Letter 3460/09, the banks must collect funds from rural loan (on demand deposits) not lent as of August 2010, to be delivered in August 2013.

b)   Revenue from reserve requirement

	R$ thousand
	2013	2012
	1st Quarter	4th Quarter	1st Quarter
Reserve requirement - Bacen	656,553	658,235	1,247,263
Reserve requirement - SFH	6,385	6,694	7,258
Total	662,938	664,929	1,254,521

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Notes to the Consolidated Financial Statements

10)    LOANS

Information relating to loans, including advances on foreign exchange contracts, leasing and other receivables with credit characteristics is shown below:

a)   By type and maturity

	R$ thousand
	Performing loans
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	2013		2012
							Total on March 31 (A)	% (6)	Total on December 31 (A)	% (6)	Total on March 31 (A)	% (6)
Discounted trade receivables and loans (1)	18,940,546	13,024,343	9,741,182	17,853,126	19,586,451	50,344,165	129,489,813	38.3	127,417,767	38.4	116,730,904	38.5
Financing	4,680,268	3,944,853	4,213,501	8,588,285	14,603,227	64,348,423	100,378,557	29.7	95,297,471	28.6	87,860,803	28.9
Agricultural and agribusiness financing	717,363	999,226	533,889	3,433,098	3,722,100	7,528,545	16,934,221	5.0	16,386,137	4.9	15,326,288	5.0
Subtotal	24,338,177	17,968,422	14,488,572	29,874,509	37,911,778	122,221,133	246,802,591	73.0	239,101,375	71.9	219,917,995	72.4
Leasing	428,937	335,571	314,626	875,948	1,425,724	3,008,207	6,389,013	1.9	7,005,968	2.1	9,065,214	3.0
Advances on foreign exchange contracts (2)	655,485	757,654	674,112	2,161,763	1,692,573	65,943	6,007,530	1.8	6,329,097	1.9	6,662,093	2.2
Subtotal	25,422,599	19,061,647	15,477,310	32,912,220	41,030,075	125,295,283	259,199,134	76.7	252,436,440	75.9	235,645,302	77.6
Other receivables (3)	5,633,321	2,991,546	1,434,346	2,697,976	2,063,688	924,333	15,745,210	4.7	16,591,429	5.0	12,813,396	4.2
Total Loans	31,055,920	22,053,193	16,911,656	35,610,196	43,093,763	126,219,616	274,944,344	81.4	269,027,869	80.9	248,458,698	81.8
Sureties and guarantees (4)	1,967,637	1,114,062	1,600,042	3,316,805	4,525,167	47,204,207	59,727,920	17.7	59,910,683	18.0	50,932,177	16.7
Loan assignment (5)	17,701	16,119	14,681	36,331	45,448	14,996	145,276	-	202,575	0.1	421,561	0.1
Loan assignment - real estate receivables certificate	14,917	14,917	14,916	42,928	64,067	215,396	367,141	0.1	379,493	0.1	477,906	0.2
Co-obligation in rural loan assignment (4)	-	-	-	-	-	119,145	119,145	-	118,676	-	130,616	-
Loans available for import (4)	202,579	510,527	93,218	127,731	73,206	372,023	1,379,284	0.4	1,609,758	0.5	1,486,594	0.5
Confirmed export credits (4)	2,697	12,374	-	-	3,327	3,075	21,473	-	19,401	-	69,182	-
Acquisition of credit card receivables	321,278	143,283	102,065	265,570	300,710	72,708	1,205,614	0.4	1,454,303	0.4	2,161,280	0.7
Overall total on March 31, 2013	33,582,729	23,864,475	18,736,578	39,399,561	48,105,688	174,221,166	337,910,197	100.0
Overall total on December 31, 2012	33,763,989	25,030,007	16,559,728	38,914,489	50,494,594	167,959,951			332,722,758	100.0
Overall total on March 31, 2012	29,394,686	23,803,712	17,990,937	34,354,418	44,056,313	154,537,948					304,138,014	100.0

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Notes to the Consolidated Financial Statements

	R$ thousand
	Non-performing loans
	Installments past due
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 540 days	2013		2012
						Total on March 31 (B)	% (6)	Total on December 31 (B)	% (6)	Total on March 31 (B)	% (6)
Discounted trade receivables and loans (1)	1,137,694	978,967	906,315	1,726,770	2,461,464	7,211,210	82.9	7,148,973	83.0	7,056,338	84.3
Financing	263,479	204,390	118,680	234,471	245,723	1,066,743	12.2	1,038,645	12.1	884,025	10.6
Agricultural and agribusiness financing	30,578	17,966	23,415	29,257	20,137	121,353	1.4	100,714	1.2	87,714	1.0
Subtotal	1,431,751	1,201,323	1,048,410	1,990,498	2,727,324	8,399,306	96.5	8,288,332	96.3	8,028,077	95.9
Leasing	51,179	43,801	25,675	47,125	36,559	204,339	2.3	226,771	2.6	278,699	3.3
Advances on foreign exchange contracts (2)	9,838	4,187	1,305	-	-	15,330	0.2	18,758	0.2	9,209	0.1
Subtotal	1,492,768	1,249,311	1,075,390	2,037,623	2,763,883	8,618,975	99.0	8,533,861	99.1	8,315,985	99.3
Other receivables (3)	3,387	20,045	1,896	14,454	51,122	90,904	1.0	78,498	0.9	61,300	0.7
Overall total on March 31, 2013	1,496,155	1,269,356	1,077,286	2,052,077	2,815,005	8,709,879	100.0
Overall total on December 31, 2012	1,305,743	1,243,176	1,034,179	2,056,276	2,972,985			8,612,359	100.0
Overall total on March 31, 2012	1,316,989	1,200,657	1,090,000	2,007,449	2,762,190					8,377,285	100.0

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Notes to the Consolidated Financial Statements

	R$ thousand
	Non-performing loans
	Outstanding Installments
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	2013		2012
							Total on March 31 (C)	% (6)	Total on December 31 (C)	% (6)	Total on March 31 (C)	% (6)
Discounted trade receivables and loans (1)	608,333	581,443	456,045	1,080,848	1,621,734	3,674,184	8,022,587	56.4	7,293,936	54.8	6,800,179	52.6
Financing	246,126	233,545	215,343	615,601	1,068,084	2,956,297	5,334,996	37.5	5,025,088	37.7	4,746,396	36.8
Agricultural and agribusiness financing	7,125	1,251	1,908	6,125	14,141	151,981	182,531	1.3	196,255	1.5	194,531	1.5
Subtotal	861,584	816,239	673,296	1,702,574	2,703,959	6,782,462	13,540,114	95.2	12,515,279	94.0	11,741,106	90.9
Leasing	48,319	43,650	40,579	111,737	171,827	270,648	686,760	4.8	802,715	6.0	1,170,149	9.1
Subtotal	909,903	859,889	713,875	1,814,311	2,875,786	7,053,110	14,226,874	100.0	13,317,994	100.0	12,911,255	100.0
Other receivables (3)	122	123	127	300	434	1,165	2,271	-	2,126	-	1,285	-
Overall total on March 31, 2013	910,025	860,012	714,002	1,814,611	2,876,220	7,054,275	14,229,145	100.0
Overall total on December 31, 2012	864,411	781,714	613,701	1,713,663	2,675,184	6,671,447			13,320,120	100.0
Overall total on March 31, 2012	817,922	788,472	648,625	1,655,059	2,619,249	6,383,213					12,912,540	100.0

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Notes to the Consolidated Financial Statements

	R$ thousand
	Overall total
	2013		2012
	Total on March 31 (A+B+C)	% (6)	Total on December 31 (A+B+C)	% (6)	Total on March 31 (A+B+C)	% (6)
Discounted trade receivables and loans (1)	144,723,610	40.1	141,860,676	39.9	130,587,421	40.1
Financing	106,780,296	29.6	101,361,204	28.6	93,491,224	28.7
Agricultural and agribusiness financing	17,238,105	4.8	16,683,106	4.7	15,608,533	4.8
Subtotal	268,742,011	74.5	259,904,986	73.2	239,687,178	73.6
Leasing	7,280,112	2.0	8,035,454	2.3	10,514,062	3.2
Advances on foreign exchange contracts (2) - Note 11a	6,022,860	1.7	6,347,855	1.8	6,671,302	2.1
Subtotal	282,044,983	78.2	274,288,295	77.3	256,872,542	78.9
Other receivables (3)	15,838,385	4.4	16,672,053	4.7	12,875,981	4.0
Total Loans	297,883,368	82.6	290,960,348	82.0	269,748,523	82.9
Sureties and guarantees (4)	59,727,920	16.6	59,910,683	16.9	50,932,177	15.7
Loan assignment (5)	145,276	-	202,575	0.1	421,561	0.1
Loan assignment - real estate receivables certificate	367,141	0.1	379,493	0.1	477,906	0.1
Co-obligation in rural loan assignment (4)	119,145	-	118,676	-	130,616	-
Loans available for imports (4)	1,379,284	0.4	1,609,758	0.5	1,486,594	0.5
Confirmed exports loans (4)	21,473	-	19,401	-	69,182	-
Acquisition of credit card receivables	1,205,614	0.3	1,454,303	0.4	2,161,280	0.7
Overall total on March 31, 2013	360,849,221	100.0
Overall total on December 31, 2012			354,655,237	100.0
Overall total on March 31, 2012					325,427,839	100.0

(1)  Including credit card loans and advances on credit card receivables for the amount of R$18,664,697 thousand (R$18,484,104 thousand on December 31, 2012 and R$17,558,714 thousand on March 31, 2012);

(2)  Advances on foreign exchange contracts are classified as a deduction from “Other Liabilities”;

(3)  Item “Other Receivables” comprises receivables on sureties and guarantees honored, receivables on sale of assets, trade and credit receivables, income from foreign exchange contracts and export contracts receivables and credit card receivables (cash and installment purchases at merchants) for the amount of R$13,951,091 thousand (R$14,925,312 on December 31, 2012 and R$12,098,763 thousand on March 31, 2012);

(4)  Recorded in memorandum accounts;

(5)  Restated amount of loan assignment up to March 31, 2013, December 31, 2012 and March 31, 2012, respectively, net of installments received; and

(6)  Percentage of each type by total loan portfolio, including sureties and guarantee, loan assignment and acquisition of receivables.

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Notes to the Consolidated Financial Statements

b)   By type and levels of risk

	R$ thousand
	Levels of risk
	AA	A	B	C	D	E	F	G	H	2013		2012
										Total on March 31	% (1)	Total on December 31	% (1)	Total on March 31	% (1)
Discounted trade receivables and loans	27,550,577	62,332,444	9,611,664	26,710,030	5,606,291	1,929,056	1,535,002	1,342,444	8,106,102	144,723,610	48.6	141,860,676	48.8	130,587,421	48.3
Financings	21,184,308	40,751,727	25,297,299	15,474,131	1,024,714	529,825	388,157	312,802	1,817,333	106,780,296	35.9	101,361,204	34.8	93,491,224	34.7
Agricultural and agribusiness financings	2,060,453	3,793,491	5,147,824	5,500,969	352,681	152,708	131,504	23,666	74,809	17,238,105	5.8	16,683,106	5.7	15,608,533	5.8
Subtotal	50,795,338	106,877,662	40,056,787	47,685,130	6,983,686	2,611,589	2,054,663	1,678,912	9,998,244	268,742,011	90.3	259,904,986	89.3	239,687,178	88.8
Leasing	71,585	1,222,969	1,396,824	3,558,534	409,889	92,266	82,153	68,120	377,772	7,280,112	2.4	8,035,454	2.8	10,514,062	3.9
Advances on foreign exchange contracts (2)	3,154,785	1,019,268	1,127,529	655,375	54,355	2,674	1,593	-	7,281	6,022,860	2.0	6,347,855	2.2	6,671,302	2.5
Subtotal	54,021,708	109,119,899	42,581,140	51,899,039	7,447,930	2,706,529	2,138,409	1,747,032	10,383,297	282,044,983	94.7	274,288,295	94.3	256,872,542	95.2
Other receivables	263,416	11,510,485	426,280	2,997,249	160,506	56,593	28,457	20,825	374,574	15,838,385	5.3	16,672,053	5.7	12,875,981	4.8
Overall total on March 31, 2013	54,285,124	120,630,384	43,007,420	54,896,288	7,608,436	2,763,122	2,166,866	1,767,857	10,757,871	297,883,368	100.0
%	18.2	40.5	14.5	18.4	2.7	0.9	0.7	0.6	3.5	100.0
Overall total on December 31, 2012	51,692,432	119,206,443	41,482,793	53,769,928	7,426,881	2,725,416	2,025,666	1,798,297	10,832,492			290,960,348	100.0
%	17.8	41.0	14.3	18.5	2.5	0.9	0.7	0.6	3.7			100.0
Overall total on March 31, 2012	49,781,909	109,389,949	39,099,419	48,482,781	6,806,510	2,304,914	2,041,722	1,736,052	10,105,267					269,748,523	100.0
%	18.5	40.6	14.5	18.0	2.5	0.9	0.8	0.6	3.6					100.0

(1)  Percentage of each type by total loan portfolio, excluding sureties and guarantee, loan assignment, acquisition of receivables and co-obligation in rural loan assignment; and

(2)  See Note 11a.

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Notes to the Consolidated Financial Statements

c)   Maturity ranges and levels of risk

	R$ thousand
	Levels of risk
	Non-performing loans
	AA	A	B	C	D	E	F	G	H	2013		2012
										Total on March 31	% (1)	Total on December 31	% (1)	Total on March 31	% (1)
Outstanding installments	-	-	1,725,667	3,209,421	2,279,841	1,284,101	983,200	786,924	3,959,991	14,229,145	100.0	13,320,120	100.0	12,912,540	100.0
1 to 30	-	-	156,212	254,689	116,025	68,287	48,692	41,290	224,830	910,025	6.4	864,411	6.5	817,922	6.3
31 to 60	-	-	129,076	207,730	139,796	66,286	49,874	40,936	226,314	860,012	6.0	781,714	5.9	788,472	6.1
61 to 90	-	-	109,470	169,379	100,247	57,978	43,995	36,213	196,720	714,002	5.0	613,701	4.6	648,625	5.0
91 to 180	-	-	232,542	408,254	269,791	149,927	120,414	98,477	535,206	1,814,611	12.8	1,713,663	12.9	1,655,059	12.8
181 to 360	-	-	353,000	636,124	436,363	238,985	194,513	162,549	854,686	2,876,220	20.2	2,675,184	20.1	2,619,249	20.3
More than 360	-	-	745,367	1,533,245	1,217,619	702,638	525,712	407,459	1,922,235	7,054,275	49.6	6,671,447	50.0	6,383,213	49.5
Past due installments (2)	-	-	417,553	970,311	900,538	709,259	649,383	615,028	4,447,807	8,709,879	100.0	8,612,359	100.0	8,377,285	100.0
1 to 14	-	-	55,243	148,295	86,933	41,143	23,992	18,361	120,440	494,407	5.7	398,327	4.6	322,188	3.8
15 to 30	-	-	342,322	273,845	121,605	49,606	31,174	29,530	153,666	1,001,748	11.5	907,416	10.5	994,801	11.9
31 to 60	-	-	19,988	530,173	241,963	123,719	66,489	45,787	241,237	1,269,356	14.6	1,243,176	14.4	1,200,657	14.3
61 to 90	-	-	-	13,027	422,289	156,890	95,820	65,476	323,784	1,077,286	12.4	1,034,179	12.0	1,090,000	13.0
91 to 180	-	-	-	4,971	27,748	327,272	411,302	431,177	849,607	2,052,077	23.5	2,056,276	23.9	2,007,449	24.0
181 to 360	-	-	-	-	-	10,629	20,606	24,697	2,650,932	2,706,864	31.1	2,862,579	33.3	2,662,898	31.8
More than 360	-	-	-	-	-	-	-	-	108,141	108,141	1.2	110,406	1.3	99,292	1.2
Subtotal	-	-	2,143,220	4,179,732	3,180,379	1,993,360	1,632,583	1,401,952	8,407,798	22,939,024		21,932,479		21,289,825
Specific provision	-	-	21,434	125,392	318,038	598,008	816,291	981,366	8,407,798	11,268,327		11,181,925		10,575,790

(1)  Percentage of maturities by type of installment; and

(2)  Operations maturing after 36 months have their past-due periods multiplied by two, as allowed by CMN Resolution 2682/99.

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Notes to the Consolidated Financial Statements

	R$ thousand
	Levels of risk
	Performing loans
	AA	A	B	C	D	E	F	G	H	2013		2012
										Total on March 31	% (1)	Total on December 31	% (1)	Total on March 31	% (1)
Outstanding installments	54,285,124	120,630,384	40,864,200	50,716,556	4,428,057	769,762	534,283	365,905	2,350,073	274,944,344	100.0	269,027,869	100.0	248,458,698	100.0
1 to 30	5,540,907	16,580,329	2,338,003	5,667,754	372,891	82,436	51,369	39,355	382,876	31,055,920	11.3	31,302,871	11.6	27,024,715	10.8
31 to 60	3,643,010	11,213,496	1,887,219	4,676,683	252,789	51,538	34,513	25,508	268,437	22,053,193	8.0	23,186,396	8.6	22,745,463	9.2
61 to 90	3,806,318	7,563,067	1,648,313	3,432,328	224,490	49,973	29,111	15,447	142,609	16,911,656	6.1	14,867,796	5.5	16,150,987	6.5
91 to 180	6,872,008	15,850,647	4,538,839	7,361,226	469,188	83,646	83,506	69,612	281,524	35,610,196	13.0	34,687,918	12.9	30,544,840	12.3
181 to 360	6,704,937	21,205,224	5,947,294	7,866,535	653,356	162,524	63,792	51,623	438,478	43,093,763	15.7	44,429,736	16.5	39,268,822	15.8
More than 360	27,717,944	48,217,621	24,504,532	21,712,030	2,455,343	339,645	271,992	164,360	836,149	126,219,616	45.9	120,553,152	44.9	112,723,871	45.4
Generic provision	-	603,148	408,644	1,521,496	442,805	230,929	267,142	256,133	2,350,073	6,080,370		6,106,477		5,530,127
Overall total on March 31, 2013 (2)	54,285,124	120,630,384	43,007,420	54,896,288	7,608,436	2,763,122	2,166,866	1,767,857	10,757,871	297,883,368
Existing provision	-	604,477	434,956	2,935,240	2,079,315	1,334,156	1,474,716	1,737,843	10,757,871	21,358,574
Minimum required provision	-	603,148	430,078	1,646,888	760,843	828,937	1,083,433	1,237,499	10,757,871	17,348,697
Excess provision	-	1,329	4,878	1,288,352	1,318,472	505,219	391,283	500,344	-	4,009,877
Overall total on December 31, 2012 (2)	51,692,432	119,206,443	41,482,793	53,769,928	7,426,881	2,725,416	2,025,666	1,798,297	10,832,492			290,960,348
Existing provision	-	598,479	419,317	2,945,350	2,039,393	1,324,638	1,374,675	1,764,244	10,832,492			21,298,588
Minimum required provision	-	596,031	414,829	1,613,097	742,687	817,625	1,012,834	1,258,807	10,832,492			17,288,402
Excess provision	-	2,448	4,488	1,332,253	1,296,706	507,013	361,841	505,437	-			4,010,186
Overall total on March 31, 2012 (2)	49,781,909	109,389,949	39,099,419	48,482,781	6,806,510	2,304,914	2,041,722	1,736,052	10,105,267					269,748,523
Existing provision	-	549,220	396,237	2,995,916	1,870,726	1,121,954	1,373,601	1,704,518	10,105,267					20,117,439
Minimum required provision	-	546,950	390,994	1,454,483	680,651	691,475	1,020,861	1,215,236	10,105,267					16,105,917
Excess provision	-	2,270	5,243	1,541,433	1,190,075	430,479	352,740	489,282	-					4,011,522

(1)   Percentage of maturities by type; and

(2)   The overall total includes performing loans for the amount of R$274,944,344 thousand (R$269,027,869 thousand on December 31, 2012 and R$248,458,698 thousand on March 31, 2012) and non-performing loans of R$22,939,024 thousand (R$21,932,479 thousand on December 31, 2012 and R$21,289,825 thousand on March 31, 2012).

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d)   Concentration of loans

	R$ thousand
	2013		2012
	March 31	% (1)	December 31	% (1)	March 31	% (1)
Largest borrower	2,544,047	0.9	2,554,627	0.9	2,459,030	0.9
10 largest borrowers	15,823,086	5.3	15,182,091	5.2	13,390,420	5.0
20 largest borrowers	24,278,555	8.2	23,570,911	8.1	22,003,023	8.2
50 largest borrowers	38,695,745	13.0	37,326,655	12.8	35,259,087	13.1
100 largest borrowers	51,179,314	17.2	48,950,857	16.8	46,021,948	17.1

(1)    In relation to total of the portfolio (Bacen criterion).

e)   By economic sector

	R$ thousand
	2013		2012
	March 31%		December 31%		March 31%
Public sector	216,789	0.1	423,180	0.2	757,485	0.3
Federal Government	56,859	-	260,544	0.1	473,514	0.2
Petrochemical	56,859	-	260,544	0.1	470,715	0.2
Financial intermediaries	-	-	-	-	2,799	-
State Government	159,930	0.1	162,636	0.1	283,971	0.1
Production and distribution of electricity	159,930	0.1	162,636	0.1	283,971	0.1
Private sector	297,666,579	99.9	290,537,168	99.8	268,991,038	99.7
Manufacturing	57,657,251	19.3	54,351,517	18.7	51,039,199	18.9
Food products and beverages	12,776,317	4.3	12,740,412	4.4	12,875,597	4.8
Steel, metallurgy and mechanics	10,662,879	3.6	9,322,434	3.2	8,074,260	3.0
Chemical	4,830,701	1.6	4,669,821	1.6	3,363,267	1.2
Pulp and paper	3,819,967	1.2	4,104,272	1.4	3,962,803	1.5
Oil refining and production of alcohol	3,826,904	1.3	3,915,587	1.3	3,227,648	1.2
Textiles and apparel	3,163,119	1.1	3,118,933	1.1	3,130,527	1.2
Rubber and plastic articles	2,707,106	0.9	2,630,216	0.9	2,481,607	0.9
Light and heavy vehicles	4,826,133	1.6	2,994,134	1.0	2,750,041	1.0
Furniture and wood products	2,176,759	0.7	2,101,274	0.7	1,962,029	0.7
Extraction of metallic and non-metallic ores	1,754,936	0.6	1,691,074	0.6	1,716,717	0.6
Electric and electronic products	1,953,592	0.7	2,021,222	0.7	2,129,878	0.8
Non-metallic materials	1,588,808	0.5	1,669,913	0.6	1,699,927	0.6
Automotive parts and accessories	1,203,034	0.4	1,096,739	0.4	1,118,923	0.4
Leather articles	761,445	0.3	793,081	0.3	728,941	0.3
Publishing, printing and reproduction	737,141	0.2	725,450	0.2	720,375	0.3
Other industries	868,410	0.3	756,955	0.3	1,096,659	0.4
Commerce	44,565,679	15.0	44,825,212	15.4	42,535,683	15.8
Merchandise in specialty stores	11,957,566	4.0	12,155,784	4.2	11,691,879	4.3
Food products, beverages and tobacco	4,906,330	1.7	5,347,373	1.8	4,861,639	1.8
Non-specialized retailer	4,458,169	1.5	4,329,835	1.5	4,023,795	1.5
Clothing and footwear	3,419,738	1.2	3,336,304	1.1	3,232,515	1.2
Automobile	3,446,250	1.2	3,439,438	1.2	3,577,564	1.3
Motor vehicle repairs, parts and accessories	3,244,927	1.1	3,205,285	1.1	3,035,501	1.1
Grooming and household articles	2,792,626	1.0	2,780,625	1.0	2,403,840	0.9
Waste and scrap	2,204,324	0.7	2,140,835	0.7	2,027,118	0.8
Fuel	1,913,365	0.6	1,916,698	0.7	1,863,808	0.7
Trade intermediary	1,616,310	0.5	1,581,767	0.5	1,619,103	0.6
Agricultural products	1,569,833	0.5	1,491,709	0.5	1,367,345	0.5
Wholesale of goods in general	1,530,563	0.5	1,624,754	0.6	1,418,423	0.5
Other commerce	1,505,678	0.5	1,474,805	0.5	1,413,153	0.6
Financial intermediaries	2,186,470	0.7	2,104,527	0.7	729,003	0.3
Services	71,397,669	24.0	69,280,472	23.8	63,031,680	23.3
Civil construction	18,276,940	6.1	17,474,173	6.0	15,519,003	5.8
Transportation and storage	15,762,561	5.3	15,412,301	5.3	15,225,315	5.6
Real estate activities, rentals and corporate services	12,763,095	4.3	12,596,530	4.3	10,845,090	4.0
Production and distribution of electric power, gas and water	4,650,816	1.6	4,633,717	1.6	4,998,440	1.9
Holding companies, legal, accounting and business advisory services	3,182,266	1.1	3,186,786	1.1	2,978,407	1.1
Hotels and catering	2,763,888	0.9	2,653,358	0.9	2,384,461	0.9
Social services, education, health, defense and social security	2,348,961	0.8	2,381,770	0.8	2,168,343	0.8
Clubs, leisure, cultural and sport activities	2,095,370	0.7	2,116,085	0.7	1,848,067	0.7
Telecommunications	565,025	0.2	540,476	0.2	513,688	0.2
Other services	8,988,747	3.0	8,285,276	2.9	6,550,866	2.3
Agriculture, cattle raising, fishing, forestry and timber industry	3,596,360	1.2	3,571,276	1.2	3,334,169	1.2
Individuals	118,263,150	39.7	116,404,164	40.0	108,321,304	40.2
Total	297,883,368	100.0	290,960,348	100.0	269,748,523	100.0

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Notes to the Consolidated Financial Statements

f)    Breakdown of loans and allowance for loan losses

Levels of risk	R$ thousand
	Portfolio balance
	Non-performing loans			Performing loans	Total	% (1)	2013	2012
	Past due	Outstanding	Total - non-performing loans				% March 31 YTD (2)	% December 31 YTD (2)	% March 31 YTD (2)
AA	-	-	-	54,285,124	54,285,124	18.2	18.2	17.8	18.5
A	-	-	-	120,630,384	120,630,384	40.5	58.7	58.8	59.1
B	417,553	1,725,667	2,143,220	40,864,200	43,007,420	14.5	73.2	73.1	73.6
C	970,311	3,209,421	4,179,732	50,716,556	54,896,288	18.4	91.6	91.6	91.6
Subtotal	1,387,864	4,935,088	6,322,952	266,496,264	272,819,216	91.6
D	900,538	2,279,841	3,180,379	4,428,057	7,608,436	2.7	94.3	94.1	94.1
E	709,259	1,284,101	1,993,360	769,762	2,763,122	0.9	95.2	95.0	95.0
F	649,383	983,200	1,632,583	534,283	2,166,866	0.7	95.9	95.7	95.8
G	615,028	786,924	1,401,952	365,905	1,767,857	0.6	96.5	96.3	96.4
H	4,447,807	3,959,991	8,407,798	2,350,073	10,757,871	3.5	100.0	100.0	100.0
Subtotal	7,322,015	9,294,057	16,616,072	8,448,080	25,064,152	8.4
Overall total on March 31, 2013	8,709,879	14,229,145	22,939,024	274,944,344	297,883,368	100.0
%	2.9	4.8	7.7	92.3	100.0
Overall total on December 31, 2012	8,612,359	13,320,120	21,932,479	269,027,869	290,960,348
%	2.9	4.6	7.5	92.5	100.0
Overall total on March 31, 2012	8,377,285	12,912,540	21,289,825	248,458,698	269,748,523
%	3.1	4.8	7.9	92.1	100.0

(1)    Percentage of level of risk of total portfolio; and

(2)    Accumulated ratio between level of risk and the total portfolio.

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Level of risk	R$ thousand
	Allowance
		Minimum required					Excess	Existing	2013	2012
	Minimum required provision	Specific			Generic	Total			% March 31 YTD (1)	% December 31 YTD (1)	% March 31 YTD (1)
		Past due	Outstanding	Total specific
AA	-	-	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	603,148	603,148	1,329	604,477	0.5	0.5	0.5
B	1.0	4,176	17,258	21,434	408,644	430,078	4,878	434,956	1.0	1.0	1.0
C	3.0	29,109	96,283	125,392	1,521,496	1,646,888	1,288,352	2,935,240	5.3	5.5	6.2
Subtotal		33,285	113,541	146,826	2,533,288	2,680,114	1,294,559	3,974,673	1.5	1.5	1.6
D	10.0	90,054	227,984	318,038	442,805	760,843	1,318,472	2,079,315	27.3	27.5	27.5
E	30.0	212,778	385,230	598,008	230,929	828,937	505,219	1,334,156	48.3	48.6	48.7
F	50.0	324,691	491,600	816,291	267,142	1,083,433	391,283	1,474,716	68.1	67.9	67.3
G	70.0	430,519	550,847	981,366	256,133	1,237,499	500,344	1,737,843	98.3	98.1	98.2
H	100.0	4,447,807	3,959,991	8,407,798	2,350,073	10,757,871	-	10,757,871	100.0	100.0	100.0
Subtotal		5,505,849	5,615,652	11,121,501	3,547,082	14,668,583	2,715,318	17,383,901	69.4	69.9	70.3
Overall total on March 31, 2013		5,539,134	5,729,193	11,268,327	6,080,370	17,348,697	4,009,877	21,358,574	7.2
%		25.9	26.8	52.7	28.5	81.2	18.8	100.0
Overall total on December 31, 2012		5,629,468	5,552,457	11,181,925	6,106,477	17,288,402	4,010,186	21,298,588		7.3
%		26.4	26.1	52.5	28.7	81.2	18.8	100.0
Overall total on March 31, 2012		5,399,306	5,176,484	10,575,790	5,530,127	16,105,917	4,011,522	20,117,439			7.5
%		26.9	25.7	52.6	27.5	80.1	19.9	100.0

(1)  Ratio between existing allowance and total portfolio by level of risk.

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Notes to the Consolidated Financial Statements

g)   Changes in allowance for loan losses

	R$ thousand
	2013	2012
	1st Quarter	4th Quarter	1st Quarter
Opening balance	21,298,588	20,914,871	19,540,448
- Specific provision (1)	11,181,925	10,896,854	9,875,415
- Generic provision (2)	6,106,477	6,007,163	5,654,244
- Excess provision (3)	4,010,186	4,010,854	4,010,789
Additions	3,475,063	3,432,286	3,298,274
Reductions	(3,415,077)	(3,048,569)	(2,721,283)
Closing balance	21,358,574	21,298,588	20,117,439
- Specific provision (1)	11,268,327	11,181,925	10,575,790
- Generic provision (2)	6,080,370	6,106,477	5,530,127
- Excess provision (3)	4,009,877	4,010,186	4,011,522

(1)  For operations with overdue installments for more than 14 days;

(2)  Recorded based on the customer/transaction classification and therefore not included in the preceding item; and

(3)  The additional provision is recorded based on Management's experience and the expectation of the loan portfolio, to determine the total provision deemed sufficient to cover specific and general credit risk, together with the provision calculated based on levels of risk and the corresponding minimum percentage in the provision established by CMN Resolution 2682/99. The excess provision per customer was classified according to the corresponding level of risk (Note 10f).

h)   Allowance for loan losses (ALL) expenses net of amounts recovered

Expenses with the allowance for loan losses, net of credit write offs recovered, are as follows.

	R$ thousand
	2013	2012
	1st Quarter	4th Quarter	1st Quarter
Amount recorded	3,475,063	3,432,286	3,298,274
Amount recovered (1)	(769,895)	(813,138)	(653,185)
ALL expense net of amounts recovered	2,705,168	2,619,148	2,645,089

(1)  Classified in income from loans (Note 10j).

i)    Changes in the renegotiated portfolio

	R$ thousand
	2013	2012
	1st Quarter	4th Quarter	1st Quarter
Opening balance	9,643,915	9,277,636	8,658,167
Amount renegotiated	2,243,140	2,365,906	1,898,102
Amount received	(1,252,860)	(1,177,757)	(970,951)
Write-offs	(865,531)	(821,870)	(697,206)
Closing balance	9,768,664	9,643,915	8,888,112
Allowance for loan losses	6,274,463	6,008,765	5,696,825
Percentage on renegotiated portfolio	64.2%	62.3%	64.1%

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j)    Income on loans and leasing

	R$ thousand
	2013	2012
	1st Quarter	4th Quarter	1st Quarter
Discounted trade receivables and loans	8,156,372	8,316,715	8,187,899
Financings	3,098,115	3,185,418	3,088,048
Agricultural and agribusiness loans	240,066	241,944	242,086
Subtotal	11,494,553	11,744,077	11,518,033
Recovery of credits charged-off as losses	769,895	813,138	653,185
Subtotal	12,264,448	12,557,215	12,171,218
Leasing, net of expenses	206,273	264,784	362,162
Total	12,470,721	12,821,999	12,533,380

11)    OTHER RECEIVABLES

a)   Foreign exchange portfolio

Balances

	R$ thousand
	2013	2012
	March 31	December 31	March 31
Assets - other receivables
Exchange purchases pending settlement	9,553,768	7,588,824	9,635,831
Exchange sale receivables	2,862,547	4,098,074	3,303,953
(-) Advances in local currency received	(362,797)	(229,088)	(423,606)
Income receivable on advances granted	88,543	98,901	90,187
Total	12,142,061	11,556,711	12,606,365
Liabilities - other liabilities
Exchange sales pending settlement	2,862,022	4,021,260	3,297,709
Exchange purchase payables	9,540,280	7,391,556	9,322,575
(-) Advances on foreign exchange contracts	(6,022,860)	(6,347,855)	(6,671,302)
Other	4,942	5,692	4,113
Total	6,384,384	5,070,653	5,953,095
Net foreign exchange portfolio	5,757,677	6,486,058	6,653,270
Memorandum accounts:
- Loans available for imports	1,379,284	1,609,758	1,486,594
- Confirmed exports loans	21,473	19,401	69,182

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Notes to the Consolidated Financial Statements

Foreign exchange results

Adjusted foreign exchange results for presentation purposes

	R$ thousand
	2013	2012
	1st Quarter	4th Quarter	1st Quarter
Foreign exchange results	269,315	(190,876)	269,915
Adjustments:
- Income on foreign currency financing (1)	27,233	14,644	39,304
- Income on export financing (1)	133,496	129,528	124,427
- Income on foreign investments (2)	2,485	438,113	43,402
- Expenses of liabilities with foreign bankers (3) (Note 17c)	(129,066)	(118,612)	(322,765)
- Funding expenses (4)	(74,238)	(88,234)	(79,729)
- Other	(51,305)	(25,879)	74,943
Total adjustments	(91,395)	349,560	(120,418)
Adjusted foreign exchange results	177,920	158,684	149,497

(1)  Recognized in “Income from loans;”

(2)  Recognized in “Income from security transactions;”

(3)  Related to funds for financing of advances on foreign exchange contracts and import financing, recognized in “Borrowing and onlending expenses;” and

(4)  Refer to funding expenses of investments in foreign exchange.

b)   Sundry

	R$ thousand
	2013	2012
	March 31	December 31	March 31
Tax credits (Note 34c)	26,021,328	24,202,926	21,153,537
Credit card operations	15,156,705	16,379,615	14,260,043
Debtors for escrow deposits	11,449,154	11,055,310	9,803,380
Prepaid taxes	4,769,829	5,533,592	5,110,981
Other debtors	3,329,254	4,069,500	2,765,255
Trade and credit receivables (1)	2,973,376	3,089,019	1,500,485
Advances for Deposit Guarantee Fund (FGC)	121,774	167,439	304,435
Payments to be reimbursed	647,027	694,404	509,825
Receivables from sale of assets	56,022	56,061	63,464
Other	175,268	187,186	186,602
Total	64,699,737	65,435,052	55,658,007

(1)  Include receivables from the acquisition of financial assets from loans without substantial transfer of risks and benefits.

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Notes to the Consolidated Financial Statements

12)    OTHER ASSETS

a)   Foreclosed assets/other

	R$ thousand
	Cost	Provision for losses	Cost net of provision
			2013	2012
			March 31	December 31	March 31
Real estate	420,148	(51,264)	368,884	296,390	196,442
Goods subject to special conditions	183,663	(183,663)	-	-	-
Vehicles and similar	447,774	(217,862)	229,912	222,765	240,313
Inventories/warehouse	92,332	-	92,332	93,454	94,442
Machinery and equipment	21,116	(9,240)	11,876	11,463	10,668
Other	21,109	(19,274)	1,835	2,349	1,069
Total on March 31, 2013	1,186,142	(481,303)	704,839
Total on December 31, 2012	1,101,594	(475,173)		626,421
Total on March 31, 2012	1,069,898	(526,964)			542,934

b)   Prepaid expenses

	R$ thousand
	2013	2012
	March 31	December 31	March 31
Commission on the placement of loans and financing (1)	1,727,648	1,641,942	1,549,871
Deferred insurance acquisition costs (2)	1,330,806	1,289,027	683,643
Advertising and marketing expenses (3)	91,554	51,034	112,513
Other (4)	426,123	399,846	470,545
Total	3,576,131	3,381,849	2,816,572

(1)  Commissions paid to storeowners, car dealers and correspondent banks - payroll-deductible loans;

(2)  Commissions paid to brokers and representatives on sale of insurance, pension plans and capitalization bond products;

(3)  Prepaid expenses of future advertising and marketing campaigns on media; and

(4)  Mainly related to card issue costs.

13)   INVESTMENTS

a)     Changes in investments in the consolidated financial statements

Affiliates	R$ thousand
	2013	2012
	March 31	December 31	March 31
- IRB-Brasil Resseguros S.A.	531,508	532,518	508,157
- Integritas Participações S.A.	506,441	506,615	534,060
- BES Investimento do Brasil S.A.	128,887	128,153	106,634
- Other	194,606	195,743	255,306
Total investment in affiliates - in Brazil	1,361,442	1,363,029	1,404,157
- Tax incentives	239,542	239,542	239,542
- Other investments	540,402	536,273	695,528
Provision for:
- Tax incentives	(212,055)	(212,055)	(211,555)
- Other investments	(61,948)	(61,948)	(51,432)
Overall total investments	1,867,383	1,864,841	2,076,240

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Notes to the Consolidated Financial Statements

b)   The adjustments from the equity method accounting of investments were recorded in the income statement, under “Equity in the Earnings (Losses) of Unconsolidated Companies,” and correspond to R$3,332 thousand in the first quarter of 2013 (R$44,783 thousand in the fourth quarter of 2012 and R$40,167 thousand in the first quarter of 2012).

Companies	R$ thousand
	Capital stock	Adjusted shareholders’ equity	Number of shares/quotas held (thousands)		Consolidated ownership on capital stock	Adjusted net income	Equity accounting adjustments (1)
							2013	2012
			Common	Preferred			1st Quarter	4th Quarter	1st Quarter
IRB-Brasil Resseguros S.A. (2)	1,350,000	2,502,392	-	212	21.24%	1,328	282	30,987	34,461
BES Investimento do Brasil S.A. - Banco de Investimento	420,000	644,435	12,734	12,734	20.00%	3,670	734	773	5,296
Integritas Participações S.A. (2)	615,294	895,555	22,581	-	22.32%	(780)	(174)	4,050	(117)
Other (2)							2,490	8,973	527
Equity in the earnings (losses) of unconsolidated companies							3,332	44,783	40,167

(1)  The adjustment considers income calculated periodically by the companies and includes equity variations by the investees not coming from profit or loss, as well as alignment of accounting practice adjustments, where applicable; and

(2)  Based on financial information from the previous month.

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Notes to the Consolidated Financial Statements

14)    PREMISES AND EQUIPMENT AND LEASED ASSETS

	R$ thousand
	Annual rate of depreciation	Cost	Depreciation	Cost net of depreciation
				2013	2012
				March 31	December 31	March 31
Property and equipment:
- Buildings	4%	926,549	(375,914)	550,635	538,961	486,807
- Land	-	403,688	-	403,688	401,282	397,832
Facilities, furniture and equipment in use	10%	4,805,772	(2,661,750)	2,144,022	2,333,304	2,281,834
Security and communication systems	10%	273,976	(163,400)	110,576	116,327	95,264
Data processing systems	20 to 50%	4,594,771	(3,279,801)	1,314,970	1,263,147	1,262,026
Transportation systems	20%	57,882	(31,975)	25,907	24,837	27,710
Subtotal		11,062,638	(6,512,840)	4,549,798	4,677,858	4,551,473
Leased assets		-	-	-	-	55
Total on March 31, 2013		11,062,638	(6,512,840)	4,549,798
Total on December 31, 2012		10,952,512	(6,274,654)		4,677,858
Total on March 31, 2012		10,142,961	(5,591,433)			4,551,528

The Bradesco Organization’s premises and equipment shows an unrecorded surplus of R$3,740,214 thousand (R$3,488,153 thousand on December 31, 2012 and R$2,974,569 thousand on March 31, 2012). This is due to an increase in their market price, based on valuations by independent experts in 2013, 2012 and 2011.

The total consolidated fixed assets to net worth ratio is 16.5% (16.9% on December 31, 2012 and 19.9% on March 31, 2012), and the consolidated finance fixed assets to net worth ratio is 43.7% (44.6% on December 31, 2012 and 47.7% on March 31, 2012), whereas the maximum limit is 50%.

The difference between the total consolidated and consolidated finance fixed assets to net worth ratios is due to non-financial subsidiaries which have high liquidity and low fixed assets to net worth ratio, with the consequent increase in the consolidated finance fixed assets to net worth ratio. Whenever necessary, we may reallocate funds to the financial companies through the payment of dividends/interest on shareholders’ equity to financial companies or a corporate restructuring between the financial and non-financial companies, thus improving the ratio.

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Notes to the Consolidated Financial Statements

15)    INTANGIBLE ASSETS

a)   Goodwill

Goodwill from the acquisition of investments amounted to R$2,788,254 thousand, net of accumulated amortization, where applicable, of which:
(i) R$579,499 thousand represents the difference between the purchase price and the market value of the net assets acquired, which is recorded in Permanent Assets - Investments (BM&FBOVESPA and Integritas/Fleury shares), amortized when disposed; and (ii) R$2,208,755 thousand, net of accumulated amortization, for future performance/customer portfolio, which is amortized over 20 years, where applicable.

In the first quarter of 2013, goodwill amortization amounted to R$67,358 thousand (R$1,225,933 thousand in the fourth quarter of 2012, including R$1,155,674 thousand of full amortization of Banco Berj S.A. goodwill; and R$65,785 thousand in the first quarter of 2012) (Note 29).

b)   Intangible assets

Acquired intangible assets consist of:

	R$ thousand
	Amortization rate (1)	Cost	Amortization	Cost net of amortization
				2013	2012
				March 31	December 31	March 31
Acquisition of banking services rights	Contract (4)	5,025,279	(2,449,662)	2,575,617	2,586,519	3,090,177
Software (2)	20% to 50%	6,869,620	(3,327,953)	3,541,667	3,077,469	2,608,139
Future profitability/customer portfolio (3)	Up to 20%	4,347,560	(2,138,805)	2,208,755	2,047,325	3,287,321
Other (5)	Contract	613,373	(80,797)	532,576	558,816	41,038
Total on March 31, 2013		16,855,832	(7,997,217)	8,858,615
Total on December 31, 2012		16,047,935	(7,777,806)		8,270,129
Total on March 31, 2012		15,020,711	(5,994,036)			9,026,675

(1)  Intangible assets are amortized over an estimated period of economic benefit and recognized in “other administrative expenses” and “other operating expenses,” where applicable;

(2)  Software acquired and/or developed by specialized companies;

(3)  Mainly composed of goodwill on the acquisition of equity interest in Banco Bradescard (currently Banco Ibi) - R$860,381 thousand, Odontoprev - R$286,176 thousand, Ágora Corretora - R$40,962 thousand, Bradescard Mexico (currently Ibi México) - R$23,235 thousand, Europ Assistance Serviços de Assistência Personalizados - R$18,489 thousand, Alelo (CBSS) - R$100,736 thousand, and Cielo/Investees - R$636,802 thousand;

(4)  Based on the pay-back of each agreement; and

(5)  Mainly refers to the 2016 Olympic Games sponsorship program.

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c)   Changes in intangible assets by type

	R$ thousand
	Acquisition of banking service rights	Software	Future profitability/ customer portfolio	Other	Total
Balance on December 31, 2012	2,586,519	3,077,469	2,047,325	558,816	8,270,129
Additions (reductions)	233,754	612,404	228,788	728	1,075,674
Amortization for the period	(244,656)	(148,206)	(67,358)	(26,968)	(487,188)
Balance on March 31, 2013	2,575,617	3,541,667	2,208,755	532,576	8,858,615

16)    DEPOSITS, FEDERAL FUNDS PURCHASED AND SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FUNDS FROM ISSUANCE OF SECURITIES

a)   Deposits

	R$ thousand
	2013					2012
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	March 31	December 31	March 31
● Demand deposits (1)	35,713,633	-	-	-	35,713,633	38,411,734	31,954,632
● Savings deposits (1)	70,162,669	-	-	-	70,162,669	69,041,721	59,924,012
● Interbank deposits	102,051	142,014	36,831	207,549	488,445	382,474	513,051
● Time deposits (2)	14,038,669	13,851,536	9,610,247	62,004,935	99,505,387	104,021,595	121,484,854
Overall total on March 31, 2013	120,017,022	13,993,550	9,647,078	62,212,484	205,870,134
%	58.3	6.8	4.7	30.2	100.0
Overall total on December 31, 2012	123,390,103	14,471,251	10,056,240	63,939,930		211,857,524
%	58.3	6.8	4.7	30.2		100.0
Overall total on March 31, 2012	106,458,943	13,355,602	11,754,348	82,307,656			213,876,549
%	49.8	6.2	5.5	38.5			100.0

(1)  Classified as “1 to 30 days”, not considering average historical turnover; and

(2)  Consider the actual maturities of investments.

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b)   Federal funds purchased and securities sold under agreements to repurchase

	R$ thousand
	2013					2012
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	March 31	December 31	March 31
Own portfolio	63,384,360	31,254,266	8,534,931	17,973,246	121,146,803	118,234,890	145,617,868
● Government securities	56,647,372	290,712	57,443	-	56,995,527	54,498,840	88,238,994
● Debentures of own issuance	1,578,270	30,757,259	8,475,374	17,392,059	58,202,962	59,810,132	55,441,775
● Foreign	5,158,718	206,295	2,114	581,187	5,948,314	3,925,918	1,937,099
Third-party portfolio (1)	127,761,991	3,537,491	-	-	131,299,482	123,819,731	61,894,820
Unrestricted portfolio (1)	14,449,169	13,325,005	824,661	-	28,598,835	13,536,531	6,417,351
Overall total on March 31, 2013 (2)	205,595,520	48,116,762	9,359,592	17,973,246	281,045,120
%	73.2	17.1	3.3	6.4	100.0
Overall total on December 31, 2012 (2)	175,012,184	52,893,062	7,416,707	20,269,199		255,591,152
%	68.5	20.7	2.9	7.9		100.0
Overall total on March 31, 2012 (2)	154,129,745	20,329,313	7,165,710	32,305,271			213,930,039
%	72.1	9.5	3.3	15.1			100.0

(1)  Represented by government securities; and

(2)  Includes R$70,817,580 thousand (R$75,751,189 thousand on December 31, 2012 and R$41,307,953 thousand on March 31, 2012) of investment funds in purchase and sale commitments with Bradesco, whose quotaholders are subsidiaries included in the consolidated financial statements (Notes 8a, b, c and d).

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c)   Funds from the issuance of securities

	R$ thousand
	2013					2012
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	March 31	December 31	March 31
Securities - Brazil:
- Mortgage bonds	96,336	336,217	296,563	6,025	735,141	826,843	1,282,757
- Letters of credit for real estate	802,958	2,000,345	1,464,309	152,726	4,420,338	4,229,511	2,838,454
- Letters of credit for agribusiness	333,001	1,586,515	1,123,080	997,392	4,039,988	3,894,203	2,474,965
- Financial bills	729,536	6,830,586	9,063,959	8,793,039	25,417,120	28,220,510	32,404,967
Subtotal	1,961,831	10,753,663	11,947,911	9,949,182	34,612,587	37,171,067	39,001,143
Securities - abroad:
- MTN Program Issues (1)	1,261,413	1,824,223	471,209	6,489,675	10,046,520	10,782,196	5,974,216
- Securitization of future flow of money orders received from abroad (Note 16d)	6,538	370,471	375,506	2,439,561	3,192,076	3,426,626	3,530,584
- Issuance costs	-	-	-	(18,919)	(18,919)	(20,582)	(23,595)
Subtotal	1,267,951	2,194,694	846,715	8,910,317	13,219,677	14,188,240	9,481,205
Overall total on March 31, 2013	3,229,782	12,948,357	12,794,626	18,859,499	47,832,264
%	6.8	27.1	26.7	39.4	100.0
Overall total on December 31, 2012	3,452,154	14,657,061	12,110,263	21,139,829		51,359,307
%	6.7	28.5	23.6	41.2		100.0
Overall total on March 31, 2012	817,910	6,969,178	11,642,755	29,052,505			48,482,348
%	1.7	14.4	24.0	59.9			100.0

(1)  Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, significantly in the medium and long terms.

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Notes to the Consolidated Financial Statements

d)   Since 2003, Bradesco has used certain agreements to optimize its funding and liquidity management activities by using SPEs - Special Purpose Entities. An SPE, also known as a Diversified Payment Rights Company outside Brazil, is financed with long-term debt and settled through future cash flows from underlying assets which basically include flows from current payment orders and future remittances made by individuals and companies located abroad to beneficiaries in Brazil for which the Bank acts as a paying agent.

Long-term securities issued by the SPE and sold to investors are settled with proceeds from the payment order flows. Bradesco is obliged to redeem these securities in specific cases of delinquency or if the SPE discontinues operations.

Funds from the sale of current and future paymen t order flows, received by the SPE, must be maintained in a specific bank account until a minimum amount has been reached.

Below are the main features of the notes issued by SPEs:

	R$ thousand
	Date of issue	Transaction amount	Maturity	Total
				2013	2012
				March 31	December 31	March 31
Securitization of future flow of payment orders received from abroad	07.28.2004	305,400	08.20.2012	-	-	8,992
	06.11.2007	481,550	05.20.2014	125,830	159,441	227,507
	06.11.2007	481,550	05.20.2014	125,672	159,551	227,391
	12.20.2007	354,260	11.20.2014	120,663	142,842	181,892
	03.06.2008	836,000	05.22.2017	804,445	867,298	909,671
	12.19.2008	1,168,500	02.20.2019	1,005,379	1,020,162	909,418
	12.17.2009	133,673	11.20.2014	75,268	89,103	113,469
	12.17.2009	133,673	02.20.2017	118,443	128,200	135,708
	12.17.2009	89,115	02.20.2020	96,439	101,511	90,447
	08.20.2010	307,948	08.21.2017	298,680	320,885	317,852
	09.29.2010	170,530	08.21.2017	170,704	183,395	181,660
	11.16.2011	88,860	11.20.2018	99,270	100,750	90,774
	11.16.2011	133,290	11.22.2021	151,283	153,488	135,803
Total		4,684,349		3,192,076	3,426,626	3,530,584

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e)   Cost for market funding and inflation and interest adjustments of technical reserves for insurance, pension plans and capitalization bonds

	R$ thousand
	2013	2012
	1st Quarter	4th Quarter	1st Quarter
Savings deposits	895,940	897,346	942,386
Time deposits	1,835,739	2,026,664	2,905,016
Federal funds purchased and securities sold under agreements to repurchase	4,194,433	4,429,963	4,679,914
Funds from issuance of securities	830,243	962,923	1,095,909
Other funding expenses	89,352	86,645	97,418
Subtotal	7,845,707	8,403,541	9,720,643
Cost for inflation and interest adjustment of technical reserves of insurance, pension plans and capitalization bonds	1,068,927	1,816,665	2,197,321
Total	8,914,634	10,220,206	11,917,964

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17)    BORROWING AND ONLENDING

a)   Borrowing

	R$ thousand
	2013					2012
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	March 31	December 31	March 31
In Brazil - other institutions	3,388	-	-	6,318	9,706	10,765	8,828
Abroad	946,841	4,610,913	1,842,985	721,191	8,121,930	8,100,336	11,344,219
Overall total on March 31, 2013	950,229	4,610,913	1,842,985	727,509	8,131,636
%	11.7	56.7	22.7	8.9	100.0
Overall total on December 31, 2012	1,881,160	3,818,733	1,562,046	849,162		8,111,101
%	23.1	47.1	19.3	10.5		100.0
Overall total on March 31, 2012	1,552,224	5,404,628	3,335,496	1,060,699			11,353,047
%	13.7	47.6	29.4	9.3			100.0

b)   Onlending

	R$ thousand
	2013					2012
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	March 31	December 31	March 31
In Brazil	1,694,924	5,695,392	5,462,370	25,132,567	37,985,253	36,006,517	35,662,190
- National Treasury	-	-	32,029	-	32,029	102,688	39,279
- BNDES	1,002,165	2,521,047	1,889,270	7,713,582	13,126,064	12,457,980	12,893,439
- CEF	1,847	8,524	10,218	32,709	53,298	57,469	66,257
- FINAME	690,912	3,165,821	3,530,853	17,384,636	24,772,222	23,386,570	22,661,357
- Other institutions	-	-	-	1,640	1,640	1,810	1,858
Abroad	90,385	-	2,000	-	92,385	68,539	97,006
Overall total on March 31, 2013	1,785,309	5,695,392	5,464,370	25,132,567	38,077,638
%	4.6	15.0	14.4	66.0	100.0
Overall total on December 31, 2012	1,126,886	6,114,020	5,108,861	23,725,289		36,075,056
%	3.1	16.9	14.2	65.8		100.0
Overall total on March 31, 2012	1,255,848	5,334,656	4,747,324	24,421,368			35,759,196
%	3.5	14.9	13.3	68.3			100.0

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c)   Borrowing and onlending expenses

	R$ thousand
	2013	2012
	1st Quarter	4th Quarter	1st Quarter
Borrowing:
- In Brazil	6,734	29,093	553
- Abroad	29,785	34,937	33,189
Subtotal borrowing	36,519	64,030	33,742
Onlending in Brazil:
- National Treasury	504	1,456	215
- BNDES	146,243	200,140	208,903
- CEF	934	1,024	1,327
- FINAME	223,201	255,130	303,413
- Other institutions	146	914	9
Onlending abroad:
- Payables to foreign bankers (Note 11a)	129,066	118,612	322,765
- Other expenses with foreign onlending	(469,405)	267,245	(846,201)
- Exchange variation from investments abroad	299,631	(143,931)	430,455
Subtotal onlending	330,320	700,590	420,886
Total	366,839	764,620	454,628

18)    PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES - TAX AND SOCIAL SECURITY

a)   Contingent assets

Contingent assets are not recognized in the financial statements, however, there are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), claiming to offset PIS against Gross Operating Income, paid under Decree-Laws 2445/88 and 2449/88, regarding the payment that exceeded the amount due under Supplementary Law 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

b)   Provisions classified as probable losses and legal obligations - tax and social security

Bradesco Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recorded provisions based on their opinion and of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, where the loss is deemed probable.

Management considers that the provision is sufficient to cover losses generated by the respective lawsuits.

Liability related to litigation is held until the conclusion to the lawsuit, represented by judicial decisions, with no further appeals or due to the statute of limitation.

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Notes to the Consolidated Financial Statements

               I -   Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, especially for unpaid overtime, according to Article 224 of the Consolidation of Labor Laws (CLT). In proceedings in which a judicial deposit is used to guarantee the execution of the judgment, the labor provision is made considering the estimated loss of these deposits. For other proceedings, the provision is based on the average of payments made for claims settled over the last 12 months.

Overtime is monitored by using electronic time cards and paid regularly during the employment contract and, accordingly, the claims filed by former employees do not represent significant amounts.

              II -   Civil claims

These are claims for pain and suffering and property damages, mainly relating to protests, returned checks, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is deemed as probable, considering the opinion of Management and their legal counsel, the nature of the lawsuits, and similarity with previous lawsuits, complexity and positioning of the courts.

Most of these lawsuits are brought to the Special Civil Court (JEC), in which the claims are limited to 40 times the minimum wage and do not cause significant impact on Bradesco Organization’s financial position.

Note that a significant number of legal claims pleading the incidence of inflation rates, which were excluded from inflation adjustments on savings account balances due to economic plans, were part of federal government’s economic policy to reduce inflation. Although the Bank complied with the legal requirements in force at the time, these lawsuits have been recorded as provisions, taking into consideration claims effectively notified and the evaluation of the perspective of the loss, considering the current judicial decision of the Superior Court of Justice (STJ).

Two points are worth noting regarding disputes relating to economic plans: a) the Bank does not expect any significant provisions to be recorded in excess of what has been provided for, as legal new claims cannot be made; and b) the Federal Supreme Court (STF) suspended the analysis of all appeals up until a final decision issued by the court.

             III -   Legal obligations - provision for tax risks

The Bradesco Organization is disputing the legality and constitutionality of certain taxes and contributions in court, for which provisions have been recorded in full, although there is good chance of a favorable outcome in the medium to long term, based on the opinion of Management and their legal counsel. The processing of these legal obligations whose risk is deemed as probable is regularly monitored in the legal court. During or after the conclusion of each case, a favorable outcome may arise for the Organization, resulting in the reversal of the related provisions.

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The main cases are:

-   Cofins - R$8,309,636 thousand (R$7,863,875 thousand on December 31, 2012 and R$6,799,780 thousand on March 31, 2012): a request for authorization to calculate and pay Cofins, from October 2005, based on effective income, as set forth in Article 2 of Supplementary Law 70/91, removing the unconstitutional increase in the calculation introduced by paragraph 1 of Article 3 of Law 9718/98;

-   INSS Autonomous Brokers - R$1,181,038 thousand (R$1,140,796 thousand on December 31, 2012 and R$1,042,957 thousand on March 31, 2012): we are requesting the impact of social security contribution on remunerations paid to third-party service providers, established by Supplementary Law 84/96 and subsequent regulations/amendments, at the 20% rate and additionally 2.5%, on the grounds that services are not provided to insurance companies but to policyholders, thus being outside the incidence of the contribution provided for in item I, Article 22, of Law 8212/91,as new wording in Law 9876/99;

-   IRPJ/Loan Losses - R$802,061 thousand (R$797,811 thousand on December 31, 2012 and R$720,757 thousand on March 31, 2012): we are requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively), total or partial amounts of actual and definite loan losses upon receipt of claims incurred, regardless if they comply with the terms and conditions provided for in Articles 9 to 14 of Law 9430/96 that only apply to temporary losses;

-   CSLL - Deductibility on IRPJ calculation basis - R$857,345 thousand (R$684,739 thousand on December 31, 2012 and R$661,192 thousand on March 31, 2012): we are requesting to calculate and pay income tax calculated and paid for 1997 and subsequent years, excluding CSLL in the calculation, under Article 1, of Law 9316/96, since this contribution represents an effective, necessary and mandatory expense to the Company; and

-    PIS - R$303,806 thousand (R$302,089 thousand on December 31, 2012 and R$296,023 thousand on March 31, 2012): we are requesting the authorization to offset overpaid amounts in 1994 and 1995 as PIS contribution, corresponding to the surplus on the calculation established in the Constitution, i.e., gross operating income, as defined in the income tax legislation - set out in Article 44 of Law 4506/64, excluding interest income.

            IV -       Provisions by nature

	R$ thousand
	2013	2012
	March 31	December 31	March 31
Labor claims	2,494,006	2,496,270	2,362,826
Civil claims	3,777,206	3,722,404	3,424,442
Subtotal (1)	6,271,212	6,218,674	5,787,268
Provision for tax risks (2)	15,951,570	15,071,659	13,157,195
Total	22,222,782	21,290,333	18,944,463

(1)  Note 20b; and

(2)  Classified under “Other liabilities - tax and social security” (Note 20a).

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              V -       Changes in provisions

	R$ thousand
	2013
	Labor	Civil	Tax (1)
Balance at December 31, 2012	2,496,270	3,722,404	15,071,659
Adjustment for inflation	69,985	90,567	191,423
Provisions, net of reversals and write-offs	115,017	89,144	705,236
Payments	(187,266)	(124,909)	(16,748)
Balance at March 31, 2013	2,494,006	3,777,206	15,951,570

(1)  Mainly include legal liabilities.

c)   Contingent liabilities classified as possible losses

The Bradesco Organization maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed with the risk of a possible loss are not recorded as a liability in the financial statements. The main lawsuits classified as such are the following: a) leasing companies’ Tax on Services of any Nature (ISSQN), total lawsuits correspond to R$1,134,548 thousand (R$1,132,804 thousand on December 31, 2012 and R$584,356 thousand on March 31, 2012) which relates to the municipal tax demands other than those where the company is not located and where, under law, tax is collected; b) 2006-2009 income tax and social contribution, relating to goodwill amortization being disallowed on the acquisition of investments, for the amount of R$813,533 thousand (R$711,431 thousand on December 31, 2012 and R$378,551 thousand on March 31, 2012); c) IRPJ and CSLL deficiency notice relating to disallowance of loan loss expenses, for the amount of R$475,693 thousand (R$469,337 thousand on December 31, 2012); and d) IRPJ and CSLL deficiency note relating to disallowance of exclusions of revenues from mark-to-market securities in 2007, amounting to R$227,783 thousand (R$226,145 thousand on December 31, 2012)

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19)     SUBORDINATED DEBT

					R$ thousand
					2013	2012
Maturity	Original term in years	Amount of the operation	Currency	Remuneration	March 31	December 31	March 31
In Brazil:
Subordinated CDB:
				100.0% of CDI rate + (0.3440% p.a.- 0.4914% p.a.)
2012 (1)	5	-	R$	IPCA + 7.6320% p.a.	-	-	2,304,322
				100.0% of CDI rate + 1.0817% p.a.
2013 (7)	5	260,000	R$	IPCA + (7.9048% p.a.- 8.1863% p.a.)	440,093	972,796	906,872
2014	6	1,000,000	R$	112.0% of CDI rate	1,582,378	1,554,254	1,458,985
				IPCA + (6.92% p.a.- 8.55% p.a.)
2015	6	1,274,696	R$	108.0% to 112.0% of CDI rate	2,111,860	2,028,459	1,836,063
2016	6	500	R$	IPCA + 7.1292% p.a.	762	734	668
				100.0% of CDI rate + 0.87% p.a.
2012 (1)	10	-	R$	101.5% of CDI rate	-	-	989,638
2019	10	20,000	R$	IPCA + (7.76% p.a.)	32,499	31,240	28,313
Financial notes:
2012 (2)	5	-	R$	103.0% of CDI rate	-	-	1,680,295
				IGP-M + 6.3874% p.a.
				IPCA + (6.7017% p.a. - 6.8784% p.a.)
				Fixed rate + 13.0949% p.a.
2016	6	102,018	R$	108.0% to 110.0% of CDI rate	135,438	131,214	120,898
				100.0% of CDI rate + (1.2685%p.a. - 1.3656% p.a.)
				IGP-M + (5.7745% p.a. - 6.9588% p.a.)
				IPCA + (5.6030% p.a. - 7.5482% p.a.)
				Fixed rate of (11.7493% p.a. - 13.8609% p.a.)
2017	6	8,630,999	R$	104.0% to 112.5% of CDI rate	9,149,212	9,179,820	8,931,042
				100.0% of CDI rate + (0.7855%p.a. - 1.3061% p.a.)
				IGP-M + (4.0147% p.a. - 6.2626% p.a.)
				IPCA + (3.6712% p.a. - 6.2822% p.a.)
				Fixed rate + (9.3991% p.a. - 12.1754% p.a.)
2018 (3)	6	8,262,799	R$	105.0% to 112.2% of CDI rate	8,575,754	8,510,932	3,294,636

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Notes to the Consolidated Financial Statements

					R$ thousand
					2013	2012
Maturity	Original term in years	Amount of the operation	Currency	Remuneration	March 31	December 31	March 31
				IGP-M + (3.6320% p.a. - 4.0735% p.a.)
				IPCA + (3.2983% p.a. - 4.4268% p.a.)
				Fixed rate (9.3207% p.a. - 10.3107% p.a.)
2019 (8)	6	21,858	R$	109.3% to 109.5% of CDI rate	22,044	-	-
				IPCA + 7.4163% p.a.
2017	7	40,100	R$	Fixed rate + 13.1763% p.a.	57,895	55,902	50,838
				IGP-M + 6.6945% p.a.
2018	7	141,050	R$	IPCA + (5.9081% p.a. - 7.3743% p.a.)	175,874	170,309	152,998
				100.0% of CDI rate + (1.0079% p.a. – 1.0412% p.a.)
				IGP-M rate + 4.1768 p.a.
				IPCA + (4.0262% p.a. - 6.1757% p.a.)
				Fixed rate (10.1304% p.a. - 11.7550% p.a.)
2019 (4)	7	3,172,835	R$	110.5% to 112.2% of CDI rate	3,267,977	3,205,153	22,071
2020 (11)	7	1,700	R$	IPCA + 4.2620% p.a.	1,711	-	-
2018	8	50,000	R$	IGP-M + 7.0670% p.a.	67,224	65,517	58,043
				IGP-M + 5.8351% p.a.
				IPCA + (5.8950% p.a. - 6.3643% p.a.)
2019	8	12,735	R$	Fixed rate + 13.3381% p.a.	15,577	15,080	13,731
				IGP-M + 5.5341% p.a.
				IPCA + (3.9941% p.a. - 6.1386% p.a.)
				Fixed rate of (11.1291% p.a. - 11.8661% p.a.)
2020 (6)	8	28,556	R$	110.0% to 110.7% of CDI rate	31,199	30,354	13,178
2021 (9)	8	1,236	R$	IPCA + (3.7004% p.a. – 4.3419% p.a.)	1,257	-	-
2021	9	7,000	R$	111.0% of CDI rate	7,417	7,286	-
2012 (1)	10	-	R$	100.0% to 101.5% of CDI rate	-	-	46,700
				IGP-M + (6.0358% p.a. - 6.6244% p.a.)
				IPCA + (5.8789% p.a. - 7.1246% p.a.)
				Fixed rate of 12.7513% p.a.
2021	10	19,200	R$	109.0% of CDI rate	22,878	22,117	20,212

(1)   Subordinated debt operations that matured in October and November 2012;

(2)   Subordinated debt operations that matured in April 2012;

(3)   Issue of financial notes, of which were issued as follows: (i) R$789,635 thousand in April 2012; (ii) R$3,926,706 thousand in May 2012; (iii) R$16,008 thousand in June 2012; (iv) R$56,300 thousand in July 2012; (v) R$30,060 thousand in August 2012;  (vi) R$36,825 thousand in September 2012; (vii) R$128,927 thousand in October 2012; (viii) R$300 thousand in November 2012; and
(ix) R$25,135 thousand in December 2012, maturing in 2018;

(4)   Issue of financial notes, of which were issued as follows: (i) R$300 thousand in April 2012; (ii) R$27,150 thousand in May 2012; (iii) R$5,800 thousand in June 2012; (iv) R$300 thousand in July 2012;
(v) R$23,633 thousand in August 2012; (vi) R$4,025 in September 2012; (vii) R$922,816 thousand in October 2012; (viii) R$1,100,400 thousand in November 2012;  and (ix) R$1,066,700 thousand in December 2012, maturing in 2019;

(5)   Issue of financial notes, of which were issued as follows: (i) R$2,400 thousand in April 2012; (ii) R$11,000 thousand in May 2012; (iii) R$10,662 thousand in June 2012; (iv) R$748 thousand in July 2012; (v) R$8,000 thousand in August 2012; (vi) R$7,223 thousand in September 2012; (vii) R$10,600 thousand in October 2012; and (viii) R$1,058 thousand in December 2012, maturing in 2022;

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					R$ thousand
					2013	2012
Maturity	Original term in years	Amount of the operation	Currency	Remuneration	March 31	December 31	March 31

				IGP-M + (3.9270% p.a. - 4.2994% p.a.)
				IPCA + (4.1920% p.a. - 6.0358% p.a.)
				Fixed rate of (10.3489% p.a. - 12.4377% p.a.)
2022 (5)	10	54,143	R$	110.0% to 111.3% of CDI rate	58,532	56,823	2,490
				IGP-M + (3.5855% p.a. – 3.9984% p.a.)
				IPCA + (3.9292% p.a. - 4.962% p.a.)
2023 (10)	10	688,064	R$	Fixed rate (10.6804% p.a. – 10.8971% p.a.)	697,232	-	-
CDB pegged to loans:
2013 to 2016	2 to 4	5,149	R$	100.0% of CDI rate	5,651	6,751	7,593
Subtotal in Brazil					26,460,464	26,044,741	21,939,586
Abroad:
2012 (2)	10	-	Yen	Rate of 4.05% p.a.	-	-	394,063
2013	10	1,434,750	US$	Rate of 8.75% p.a.	1,044,859	1,037,712	944,652
2014	10	801,927	Euro	Rate of 8.00% p.a.	602,339	615,651	565,161
2019	10	1,333,575	US$	Rate of 6.75% p.a.	1,510,917	1,559,063	1,367,087
2021	11	2,766,650	US$	Rate of 5.90% p.a.	3,253,413	3,349,356	2,943,407
2022	11	1,886,720	US$	Rate of 5.75% p.a.	2,219,526	2,284,372	2,007,515
Issuance costs on funding					(34,180)	(39,181)	(39,220)
Subtotal abroad					8,596,874	8,806,973	8,182,665
Overall total					35,057,338	34,851,714	30,122,251

(6)   Issue of financial notes, of which were issued as follows: (i) R$8,297 thousand in June 2012; (ii) R$400 thousand in July 2012; (iii) R$300 thousand in August 2012; (iv) R$601 thousand in September 2012; (v) R$5,000 thousand in October 2012; and (vi) R$901 thousand in December 2012, maturing in 2020;

(7)   Subordinated debt operations that matured in January and February 2013;

(8)     Issue of financial notes, of which were issued as follows: (i) R$3,362 thousand in January 2013; (ii) R$3,731 thousand in February 2013; and (iii) R$14,765 thousand in March 2013, maturing in 2019;

(9)     Issue of financial notes, of which were issued as follows: (i) R$736 thousand in January 2013; and (ii) R$500 thousand in March 2013, maturing in 2021;

(10)   Issue of financial notes, of which were issued as follows: (i) R$85,180 thousand in January 2013; (ii) R$498,310 thousand in February 2013; and (iii) R$104,574 thousand in March 2013, maturing in  2023; and

(11)   Issue of financial notes, of which were issued as follows: (i) R$1,700 thousand in March 2013, maturing in 2020.

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20)    OTHER LIABILITIES

a)   Tax and social security

	R$ thousand
	2013	2012
	March 31	December 31	March 31
Provision for tax risk (Note 18b IV)	15,951,570	15,071,659	13,157,195
Provision for deferred income tax (Note 34f)	5,888,391	7,996,282	4,483,019
Taxes and contributions on profit payable	2,997,552	3,723,933	1,747,337
Taxes and contributions payable	1,071,753	1,137,206	963,689
Total	25,909,266	27,929,080	20,351,240

b)   Sundry

	R$ thousand
	2013	2012
	March 31	December 31	March 31
Credit card operations	13,733,929	14,848,920	11,687,127
Civil and labor provisions (Note 18b IV)	6,271,212	6,218,674	5,787,268
Provision for payments	4,401,147	5,176,486	4,279,589
Sundry creditors	5,304,827	5,057,155	3,007,301
Liabilities for acquisition of assets and rights	1,938,604	2,008,253	2,068,566
Liabilities for official agreements	31,091	67,921	289,884
Other	1,254,650	1,319,566	1,215,146
Total	32,935,460	34,696,975	28,334,881

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21)    INSURANCE, PENSION PLANS AND CAPITALIZATION BONDS

a)   Technical reserves by account

	R$ thousand
	Insurance (1)			Life and pension plans (2) (3)			Capitalization bonds			Total
	2013	2012		2013	2012		2013	2012		2013	2012
	March 31	December 31	March 31	March 31	December 31	March 31	March 31	December 31	March 31	March 31	December 31	March 31
Current and long-term liabilities
Mathematical reserve for unvested benefits	919,682	825,848	592,880	95,183,486	92,934,504	80,022,922	-	-	-	96,103,168	93,760,352	80,615,802
Mathematical reserve for vested benefits	185,134	174,118	138,900	6,089,372	5,946,677	5,496,631	-	-	-	6,274,506	6,120,795	5,635,531
Mathematical reserve for capitalization bonds	-	-	-	-	-	-	4,895,041	4,731,038	3,983,424	4,895,041	4,731,038	3,983,424
Reserve for claims incurred but not reported (IBNR)	1,474,547	1,281,188	1,174,948	1,045,151	942,521	834,063	-	-	-	2,519,698	2,223,709	2,009,011
Unearned premium reserve (4)	2,794,696	2,072,355	1,931,012	211,247	187,868	170,545	-	-	-	3,005,943	2,260,223	2,101,557
Complementary reserve for coverage (5)	-	-	-	5,154,742	5,530,786	4,176,696	-	-	-	5,154,742	5,530,786	4,176,696
Reserve for unsettled claims	3,198,678	3,093,533	2,826,465	1,149,433	1,025,489	1,014,185	-	-	-	4,348,111	4,119,022	3,840,650
Reserve for financial surplus	-	-	-	372,154	368,032	399,843	-	-	-	372,154	368,032	399,843
Reserve for draws and redemptions	-	-	-	-	-	-	556,193	539,893	510,542	556,193	539,893	510,542
Other reserves	2,644,302	2,950,296	1,764,919	1,321,039	1,435,504	1,745,828	171,701	177,770	169,329	4,137,042	4,563,570	3,680,076
Total reserves	11,217,039	10,397,338	8,429,124	110,526,624	108,371,381	93,860,713	5,622,935	5,448,701	4,663,295	127,366,598	124,217,420	106,953,132

(1)  “Other reserves” - Insurance basically refers to the technical reserves of the “personal health” portfolio recorded to (i) cover  the differences of future premium adjustments and those required for the portfolio technical balance and (ii) adapt to current interest rate scenarios;

(2)  Includes personal insurance and pension plans;

(3)  “Other reserves” - Life and Pension Plan mainly includes the “Reserve for redemption and other amounts to be settled” and “Reserve for related expenses;”

(4)  In the first quarter of 2013, in compliance with ANS Normative Resolution 314, Bradesco Saúde reclassified R$597,280 thousand, corresponding to the early recording of premiums, which was deducted from premiums receivable, to “Technical Reserves – Unearned Premium Reserve,” under liabilities; and

(5)  As of the first quarter of 2013, in compliance with CNSP Resolution  281/13 and SUSEP Circular Letter 462/13, the “Contribution Deficiency Reserve” and the “Premium Deficiency Reserve” of Life and Pension Plan segment are now recorded in the item “Complementary reserve for coverage.”

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Notes to the Consolidated Financial Statements

b)   Technical reserves by product

	R$ thousand
	Insurance			Life and pension plans			Capitalization bonds			Total
	2013	2012		2013	2012		2013	2012		2013	2012
	March 31	December 31	March 31	March 31	December 31	March 31	March 31	December 31	March 31	March 31	December 31	March 31
Health	6,380,755	5,650,060	4,126,700	-	-	-	-	-	-	6,380,755	5,650,060	4,126,700
Auto/RCF	2,642,862	2,698,750	2,493,288	-	-	-	-	-	-	2,642,862	2,698,750	2,493,288
DPVAT/Retrocession	177,132	154,702	138,920	396,306	341,040	343,449	-	-	-	573,438	495,742	482,369
Life	16,075	15,575	15,605	5,068,647	4,884,623	4,188,576	-	-	-	5,084,722	4,900,198	4,204,181
Basic lines	2,000,215	1,878,251	1,654,611	-	-	-	-	-	-	2,000,215	1,878,251	1,654,611
Unrestricted Benefits Generating Plan - PGBL to be granted	-	-	-	18,000,032	17,943,880	15,720,477	-	-	-	18,000,032	17,943,880	15,720,477
Long-Term Life Insurance - VGBL - to be granted	-	-	-	66,717,897	65,020,316	54,894,227	-	-	-	66,717,897	65,020,316	54,894,227
Pension plans	-	-	-	20,343,742	20,181,522	18,713,984	-	-	-	20,343,742	20,181,522	18,713,984
Capitalization bonds	-	-	-	-	-	-	5,622,935	5,448,701	4,663,295	5,622,935	5,448,701	4,663,295
Total technical reserves	11,217,039	10,397,338	8,429,124	110,526,624	108,371,381	93,860,713	5,622,935	5,448,701	4,663,295	127,366,598	124,217,420	106,953,132

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c)   Guarantees for technical reserves

	R$ thousand
	Insurance			Life and pension plans			Capitalization bonds			Total
	2013	2012		2013	2012		2013	2012		2013	2012
	March 31	December 31	March 31	March 31	December 31	March 31	March 31	December 31	March 31	March 31	December 31	March 31
Total technical reserves	11,217,039	10,397,338	8,429,124	110,526,624	108,371,381	93,860,713	5,622,935	5,448,701	4,663,295	127,366,598	124,217,420	106,953,132
(-) Loading on insurance sales – extended guarantee	(79,094)	(34,822)	-	-	-	-	-	-	-	(79,094)	(34,822)	-
(-) Portion corresponding to contracted reinsurance	(882,212)	(865,364)	(844,548)	(8,843)	(9,730)	(6,918)	-	-	-	(891,055)	(875,094)	(851,466)
(-) Deposits retained at IRB and court deposits	(25,437)	(23,484)	(23,500)	(56,844)	(59,436)	(65,461)	-	-	-	(82,281)	(82,920)	(88,961)
(-) Receivables	(715,884)	(750,921)	(739,682)	-	-	-	-	-	-	(715,884)	(750,921)	(739,682)
(-) Unearned premium reserve – Health Insurance (1)	(597,280)	-	-	-	-	-	-	-	-	(597,280)	-	-
(-) Reserves from DPVAT agreements	(170,696)	(148,167)	(90,008)	(392,259)	(338,049)	(340,346)	-	-	-	(562,955)	(486,216)	(430,354)
To be insured	8,746,436	8,574,580	6,731,386	110,068,678	107,964,166	93,447,988	5,622,935	5,448,701	4,663,295	124,438,049	121,987,447	104,842,669
Investment fund quotas (VGBL and PGBL)	-	-	-	84,717,929	82,964,196	70,614,704	-	-	-	84,717,929	82,964,196	70,614,704
Investment fund quotas (excluding VGBL and PGBL)	2,929,908	2,452,318	6,908,576	13,968,480	13,297,865	16,247,133	3,322,135	3,148,904	4,182,004	20,220,523	18,899,087	27,337,713
Government securities	6,170,641	6,691,646	-	9,788,831	10,174,124	4,793,943	1,930,331	2,014,443	-	17,889,803	18,880,213	4,793,943
Private securities	104,884	105,279	38,909	208,431	212,432	581,760	116,240	114,383	229,891	429,555	432,094	850,560
Shares	5,314	4,710	3,193	1,566,817	1,504,244	1,406,511	384,082	370,971	401,440	1,956,213	1,879,925	1,811,144
Total technical reserve guarantees	9,210,747	9,253,953	6,950,678	110,250,488	108,152,861	93,644,051	5,752,788	5,648,701	4,813,335	125,214,023	123,055,515	105,408,064

(1)      Deduction set forth in Article 4 of ANS Resolution 314/12.

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Notes to the Consolidated Financial Statements

d)   Insurance, pension plan contribution and capitalization bond retained premiums

	R$ thousand
	2013	2012
	1st Quarter	4th Quarter	1st Quarter
Written premiums	5,361,395	5,226,795	4,623,551
Pension plan contributions (including VGBL)	4,676,875	6,976,575	4,090,324
Capitalization bond income	982,856	1,088,663	795,493
Granted coinsurance premiums	(29,126)	(28,567)	(60,353)
Refunded premiums	(39,338)	(47,078)	(31,462)
Net written premiums	10,952,662	13,216,388	9,417,553
Reinsurance premiums	(51,832)	(75,504)	(68,819)
Insurance, pension plan and capitalization bond retained premiums	10,900,830	13,140,884	9,348,734

22)    NON-CONTROLLING INTERESTS IN SUBSIDIARIES

	R$ thousand
	2013	2012
	March 31	December 31	March 31
Banco Bradesco BBI S.A.	125,600	123,903	118,823
Other (1)	479,002	464,291	511,441
Total	604,602	588,194	630,264

(1)   Mainly related to the non-controlling interest in Odontoprev S.A.

23)    SHAREHOLDERS’ EQUITY (PARENT COMPANY)

a)   Capital stock in number of shares

Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares.

	2013	2012
	March 31	December 31	March 31
Common shares	2,103,637,129	1,912,397,390	1,912,397,390
Preferred shares	2,103,636,910	1,912,397,191	1,912,397,191
Subtotal	4,207,274,039	3,824,794,581	3,824,794,581
Treasury (common shares)	(2,898,610)	(2,635,100)	(2,559,000)
Treasury (preferred shares)	(5,265,370)	(4,786,700)	(4,466,400)
Total outstanding shares	4,199,110,059	3,817,372,781	3,817,769,181

b)   Changes in capital stock in number of shares

	Common	Preferred	Total
Number of outstanding shares as of December 31, 2012	1,909,762,290	1,907,610,491	3,817,372,781
Capital increase through share issue – 10% bonus (1)	191,239,739	191,239,719	382,479,458
Increase in treasury shares – 10% bonus	(263,510)	(478,670)	(742,180)
Number of outstanding shares as of March 31, 2013	2,100,738,519	2,098,371,540	4,199,110,059

(1)   Paid to shareholders of record as at March 25, 2013.

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Notes to the Consolidated Financial Statements

The Special Shareholders’ Meeting held on March 11, 2013 deliberated on the capital increase of R$8,000,000 thousand, from R$30,100,000 thousand to R$38,100,000 thousand, through the capitalization of a portion of the “Profit Reserves – Statutory Reserve” account, in compliance with Article 169 of Law 6404/76, with a 10% stock bonus, through the issue of 382,479,458 new no-par registered, book-entry shares, of which 191,239,739 are common shares and 191,239,719 are preferred shares, paid free of charge to shareholders as bonus, at the proportion of one (1) new share for every ten (10) new shares of the same type they hold, benefiting Bradesco’s shareholders of record as at March 25, 2013.

Simultaneously to the operation in the Brazilian Market and at the same proportion, the ADRs – American Depositary Receipts at the U.S. Market (NYSE) and GDRs – Global Depositary Receipts at the European Market (Latibex) were granted bonus, and shareholders received one (1) new DR for every ten (10) DRs they held as at March 28, 2013.

c)     Interest on shareholders’ equity/dividends

Preferred shares have no voting rights, but are entitled to all other rights and advantages given to common shares and, in compliance with Bradesco’s Bylaws, have priority for repayment of capital and an additional ten percent (10%) interest on shareholders’ equity and/or dividends, in accordance with the provisions of Paragraph 1, item II, of Article 17 of Law 6404/76, amended by Law 10303/01.

According to Bradesco’s Bylaws, shareholders are entitled to interest on shareholders’ equity and/or dividends amounting to at least 30% of the net income for the year, adjusted in accordance with Brazilian Corporate Law.

Interest on shareholders’ equity is calculated based on the shareholders’ equity limited to the variation in the Federal Government Long-Term Interest Rates (TJLP), subject to available profits before deductions, or transfer to retained earnings or profit reserves for the amounts equivalent or greater than twice its value.

Bradesco’s capital remuneration policy aims to distribute interest on shareholders’ equity at the maximum amount calculated under current legislation, and this is included, net of Withholding Income Tax, in the calculation for mandatory dividends for the year under the Company’s Bylaws.

The Board of Directors’ Meeting held on June 20, 2012 approved the Board of Executive Officers’ proposal to pay Company’s shareholders monthly interest on shareholders’ equity, replacing monthly dividends. Shareholders now receive R$0.018817992 (net of 15% withholding income tax - R$0.015995293) per common share and R$0.020699791 (net of 15% withholding income tax - R$0.017594822) per preferred share, in effect from July 2012, to be paid as of August 1, 2012.

The Board of Directors’ meeting held on June 27, 2012 approved the Board of Executive Officers’ proposal to pay shareholders interim interest on shareholders’ equity for the first half of 2012, for the amount of R$754,300 thousand, at R$0.188184678 (net of 15% withholding income tax - R$0.159956976) per common share and R$0.207003146 (net of 15% withholding income tax - R$0.175952674) per preferred share, which was paid on July 18, 2012.

The Board of Directors’ Meeting held on December 21, 2012 approved the Board of Executive Officers’ proposal to pay shareholders supplementary interest on shareholders’ equity for 2012, for the amount of R$2,054,400 thousand, at R$0.512557736 (net of 15% withholding income tax - R$0.435674076) per common share and R$0.563813510 (net of 15% withholding income tax - R$0.479241484) per preferred share, which was paid on March 7, 2013.

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Notes to the Consolidated Financial Statements

The Board of Directors’ Meeting held on February 5, 2013 approved the Board of Executive Officers’ proposal to pay shareholders supplementary interest on shareholders’ equity for 2012, for the amount of R$266,483 thousand, at R$0.066485657 per common share and R$0.073134223 per preferred share, which was paid on March 7, 2013.

The Board of Directors’ Meeting held on March 11, 2013 approved the Board of Executive Officers’ proposal to maintain the monthly interest on shareholders’ equity at R$0.018817992 (net of 15% withholding income tax - R$0.015995293) per common share and R$0.020699791 (net of 15% withholding income tax - R$0.017594822) per preferred share, as of the payment of interest on shareholders' equity for April 2013, to be made on May 2, 2013. The amounts monthly paid to shareholders increased by 10% after the inclusion of new shares in shareholders’ positions.

Interest on shareholders’ equity and dividends for the period ended March 31, 2013 is calculated as follows:

	R$ thousand	% (1)
Net income for the quarter	2,919,119
(-) Legal reserve	(145,956)
Adjusted calculation basis	2,773,163
Supplementary and monthly interest on shareholders’ equity (gross), paid and/or provisioned	1,027,702
Withholding income tax on interest on shareholders’ equity	(154,155)
Interest on shareholders’ equity (net) on March 31, 2013	873,547	31.50
Interest on shareholders’ equity (net) and dividends on March 31, 2012	835,667	31.50

(1)  Percentage of interest on shareholders’ equity/dividends after adjustments.

Interest on shareholders’ equity and dividends were paid or recorded in provisions, as follows:

Description	R$ thousand
	Per share (gross)		Gross amount paid / recorded in provision	Withholding Income Tax (IRRF) (15%)	Net amount paid / recorded in provision
	Common shares	Preferred shares
Monthly dividends paid	0.043624	0.047986	174,860	-	174,860
Supplementary interest on shareholders’ equity paid	0.193579	0.212937	777,420	116,613	660,807
Total on March 31, 2012 YTD	0.237203	0.260923	952,280	116,613	835,667
Monthly interest on shareholders’ equity paid	0.056454	0.062099	226,271	33,941	192,330
Supplementary interest on shareholders’ equity provisioned (1)	0.181774	0.199951	801,431	120,214	681,217
Total on March 31, 2013 YTD	0.238228	0.262050	1,027,702	154,155	873,547

(1) Including the 10% stock bonus in March 2013.

d)         Treasury shares

The Board of Directors’ meeting held on December 20, 2010 authorized a share buyback of up to 15,000,000 no-par, registered book-entry shares issued by Bradesco, of which 7,500,000 are common shares and 7,500,000 are preferred shares, to be held in treasury and later sold or cancelled, without reducing capital stock. It was valid until June 21, 2011. The Board of Directors’ meeting held on June 20, 2011 approved the renewal of the share buyback term based on the same previous conditions. It was valid up to December 22, 2011. The Board of Directors’ meeting held on December 21, 2011 resolved to renew the term for the share buyback, based on the previous conditions. It was valid up to June 23, 2012. The Board of Directors’ meeting held on June 21, 2012 resolved to renew the term for the share buyback, based on the previous conditions. It was valid up to December 25, 2012. The Board of Directors’ Meeting held on December 20, 2012 resolved to renew the term for the share buyback, based on the previous conditions. It is valid until June 26, 2013.

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Notes to the Consolidated Financial Statements

A total of 2,898,610 common shares and 5,265,370 preferred shares had been acquired, totaling R$197,301 thousand up to March 31, 2013, and remain in treasury. The minimum, average and maximum cost per common share is R$23.62221, R$25.41203 and R$27.14350, respectively, and R$26.20576, R$27.22915 and R$33.12855 per preferred share, respectively. The market value was R$35.20 per common share and R$34.14 per preferred share on March 31, 2013.

24)    FEE AND COMMISSION INCOME

	R$ thousand
	2013	2012
	1st Quarter	4th Quarter	1st Quarter
Credit card income	1,595,658	1,579,551	1,333,831
Checking account	833,310	866,355	747,981
Asset management	550,408	550,206	526,094
Loans	518,580	519,172	504,554
Collections	343,647	339,940	313,456
Consortium management	167,232	160,829	143,611
Custody and brokerage services	124,189	124,100	116,927
Underwriting / financial advisory services	120,876	198,255	109,070
Payments	78,789	81,179	78,184
Other	175,526	149,341	121,581
Total	4,508,215	4,568,928	3,995,289

25)    PAYROLL AND RELATED BENEFITS

	R$ thousand
	2013	2012
	1st Quarter	4th Quarter	1st Quarter
Payroll	1,435,716	1,463,225	1,353,564
Benefits	657,366	683,538	585,851
Social security charges	529,810	566,239	508,910
Employee profit sharing	259,876	244,638	265,321
Provision for labor claims	163,705	152,065	142,646
Training	12,989	32,375	21,965
Total	3,059,462	3,142,080	2,878,257

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Notes to the Consolidated Financial Statements

26)    OTHER ADMINISTRATIVE EXPENSES

	R$ thousand
	2013	2012
	1st Quarter	4th Quarter	1st Quarter
Outsourced services	828,291	846,328	832,417
Communication	392,545	420,761	409,514
Depreciation and amortization	411,925	407,694	398,474
Data processing	292,887	307,715	262,204
Advertising and marketing	160,989	275,521	152,510
Transport	198,807	225,490	212,324
Rental	211,790	210,996	182,515
Asset maintenance	153,184	168,973	145,616
Financial system services	179,224	167,903	163,397
Supplies	69,285	78,342	91,882
Security and surveillance	115,541	111,012	100,240
Water, electricity and gas	65,051	65,895	65,469
Travel	27,407	38,340	32,926
Other	261,555	332,869	240,998
Total	3,368,481	3,657,839	3,290,486

27)    TAX EXPENSES

	R$ thousand
	2013	2012
	1st Quarter	4th Quarter	1st Quarter
Contribution for Social Security Financing (Cofins)	803,023	777,122	735,812
Social Integration Program (PIS) contribution	134,545	131,473	123,635
Tax on Services (ISS)	122,814	130,626	109,340
Municipal Real Estate Tax (IPTU) expenses	21,011	9,603	19,719
Other	58,581	44,545	133,871
Total	1,139,974	1,093,369	1,122,377

28)    OTHER OPERATING INCOME

	R$ thousand
	2013	2012
	1st Quarter	4th Quarter	1st Quarter
Other interest income	343,525	356,728	432,113
Reversal of other operating provisions	198,716	140,230	112,577
Gains on sale of goods	19,172	21,057	14,991
Revenues from recovery of charges and expenses	21,783	33,262	105,544
Other	280,185	258,340	220,531
Total	863,381	809,617	885,756

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Notes to the Consolidated Financial Statements

29)    OTHER OPERATING EXPENSES

	R$ thousand
	2013	2012
	1st Quarter	4th Quarter	1st Quarter
Other finance costs	1,017,722	1,134,468	911,938
Sundry losses	371,684	495,172	344,898
Commissions on loans and financing (1)	299,110	403,623	186,256
Discount granted	230,158	358,514	236,907
Intangible assets amortization	244,656	243,275	190,437
Goodwill amortization (Note 15a) (2)	67,358	1,225,933	65,785
Other (3)	430,557	1,188,753	437,275
Total	2,661,245	5,049,738	2,373,496

(1)  Includes the revised prepaid expense amortization methodology in the fourth quarter of 2012, amounting to R$122,123 thousand;

(2)  Includes Banco Berj S.A. full goodwill amortization in the fourth quarter of 2012, amounting to R$1,155,674 thousand; and

(3)  Includes impairment analysis expenses in the fourth quarter of 2012, mainly intangible assets – acquisition of rights to provide banking services, amounting to R$527,436 thousand.

30)    NON-OPERATING INCOME (LOSS)

	R$ thousand
	2013	2012
	1st Quarter	4th Quarter	1st Quarter
Gain/loss on sale and write-off of assets and investments (1)	(45,330)	733,414	(25,796)
Recording/reversal of non-operating provisions	(31,886)	(28,310)	4,750
Others	18,732	6,070	8,410
Total	(58,484)	711,174	(12,636)

(1)     Includes: (i) gain/loss on sale of Serasa shares in the fourth quarter of 2012, amounting to R$793,360 thousand; and (ii) gain/loss on sale of Cetip shares in the first quarter of 2012, amounting to R$29,205 thousand.

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Notes to the Consolidated Financial Statements

31)    RELATED-PARTY TRANSACTIONS (DIRECT AND INDIRECT)

a)   Related party transactions (direct and indirect) are carried out under conditions and at rates consistent with those entered into with third parties, when applicable, and effective on the dates of the operations. The transactions are as follows:

	R$ thousand
	2013	2012		2013	2012
	March 31	December 31	March 31	1st Quarter	4th Quarter	1st Quarter
	Assets (liabilities)	Assets (liabilities)	Assets (liabilities)	Revenues (expenses)	Revenues (expenses)	Revenues (expenses)
Interest on shareholders’ equity and dividends:	(292,469)	(735,902)	(257,388)	-	-	-
Cidade de Deus Companhia Comercial de Participações	(215,403)	(541,990)	(189,566)	-	-	-
Fundação Bradesco	(77,066)	(193,912)	(67,822)	-	-	-
Demand deposits/Savings accounts:	(22,184)	(17,057)	(17,043)	(136)	(129)	(123)
Fundação Bradesco	-	-	(70)	-	-	-
BBD Participações S.A.	(9)	(5)	(5)	-	-	-
Nova Cidade de Deus Participações S.A.	(7)	(9)	(3)	-	-	-
Cidade de Deus Companhia Comercial de Participações	(8)	(7)	(8)	-	-	-
Key Management Personnel	(22,160)	(17,036)	(16,957)	(136)	(129)	(123)
Time deposits:	(172,106)	(164,099)	(223,861)	(1,719)	(2,055)	(3,442)
Cidade de Deus Companhia Comercial de Participações	(42,124)	(24,975)	(30,061)	(10)	(36)	(11)
Key Management Personnel	(129,982)	(139,124)	(193,800)	(1,709)	(2,019)	(3,431)
Federal funds purchased and securities sold under agreements to repurchase:	(230,091)	(233,551)	(278,386)	(4,005)	(4,176)	(6,867)
BBD Participações S.A.	(4,404)	-	-	(256)	-	-
Key Management Personnel	(225,687)	(233,551)	(278,386)	(3,749)	(4,176)	(6,867)
Funds from issuance of securities:	(565,432)	(374,709)	(316,391)	(6,886)	(6,634)	(7,922)
Key Management Personnel	(565,432)	(374,709)	(316,391)	(6,886)	(6,634)	(7,922)
Rental of branches:	-	-	-	(352)	(326)	(326)
Fundação Bradesco	-	-	-	(352)	(326)	(326)
Subordinated debts:	(709)	(698)	(15,006)	(11)	(87)	(1,555)
Cidade de Deus Companhia Comercial de Participações	-	-	-	-	-	(633)
Fundação Bradesco	(709)	(698)	(15,006)	(11)	(87)	(922)

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Notes to the Consolidated Financial Statements

b)  Compensation for key Management personnel

Each year, the Annual Shareholders’ Meeting approves:

•       The annual overall amount of management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws, and

•       The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Bradesco Organization.

For 2013, the maximum amount of R$329,600 thousand was set for Management compensation and R$325,600 thousand to finance defined contribution pension plans.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of preferred shares of Banco Bradesco S.A., which must be traded in three equal, annual and successive installments, the first of which maturing in the year following the payment date. This procedure complies with CMN Resolution 3921/10, that sets forth a management compensation policy for financial institutions

Short-term Management benefits

	R$ thousand
	2013	2012
	1st Quarter	4th Quarter	1st Quarter
Salaries	82,151	81,488	93,355
INSS contributions	18,455	18,240	20,964
Total	100,606	99,728	114,319

Post-employment benefits

	R$ thousand
	2013	2012
	1st Quarter	4th Quarter	1st Quarter
Defined contribution supplementary pension plans	81,750	105,437	58,027
Total	81,750	105,437	58,027

Bradesco does not offer long-term benefits related to severance pay or share-based compensation, pursuant to CPC 10 – Share-Based Payment, approved by CMN Resolution 3989/11, to its key Management personnel.

Other information

I)    Under current law, financial institutions are not allowed to grant loans or advances to:

a)   Officers and members of the advisory, administrative, fiscal or similar councils, as well as to their respective spouses and family members up to the second degree;

b)   Individuals or corporations that own more than 10% of their capital; and

c)   Corporations of which the financial institution itself, any officers or administrators of the institution, as well as their spouses and respective family members up to the second degree own more than 10%.

Therefore, no loans or advances are granted by financial institutions to any subsidiary, members of the Board of Directors or Board of Executive Officers and their relatives.

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Notes to the Consolidated Financial Statements

II)   Shareholding

Together, Members of the Board of Directors and Board of Executive Officers had the following shareholding in Bradesco:

	2013	2012
	March 31	December 31	March 31
● Common shares	0.73%	0.73%	0.74%
● Preferred shares	1.00%	1.00%	0.99%
● Total shares (1)	0.86%	0.86%	0.86%

(1)  On March 31, 2013, direct and indirect shareholding of the members of Bradesco’s Board of Directors and Board of Executive Officers amounted to 3.15% of common shares, 1.05% of preferred shares and 2.10% of all shares.

32)    FINANCIAL INSTRUMENTS

a)      Risk management

Risk management is highly strategic due to the increasing complexity of services and products and the globalization of the Organization’s business. The dynamic markets lead Bradesco to an ongoing improvement of this activity in the pursuit of best practices. For that reason, Bradesco was authorized by Bacen to use its internal market risk models, which were already in force, to calculate regulatory capital as of January 2013.

The Organization controls risk management in an integrated and independent manner, preserving and valuing the Board's decisions, developing and implementing methodologies, models, and measurement and control tools. It also provides training to employees from all Organization levels, from the business areas to the Board of Directors.

The management process allows the risks to be proactively identified, measured, mitigated, monitored and reported, which is necessary in view of the Organization’s complex financial products and activity profile.

Credit risk management

Credit risk refers to the possibility of losses associated to the non-compliance by the borrower or counterparty for their respective financial obligations under agreed terms, as well as to the reduction of the value of a loan agreement resulting from a deterioration of the borrower’s risk rating, reduced earnings or remuneration, the advantages in renegotiation, recovery costs and other values related to the counterparty’s non-compliance with its financial obligations.

Credit risk management in the Organization is a continuous and evolving process of mapping, development, assessment and diagnosis through the use of models, instruments and procedures that require a high degree of discipline and control during the analysis of operations to preserve the integrity and autonomy of the processes.

The Organization carefully controls its exposure to credit risk, which mainly results from loans, securities and derivative financial instruments. Credit risk also stems from financial obligations related to loan commitments or financial guarantees.

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Notes to the Consolidated Financial Statements

Market risk management

Market risk is represented by the possibility of financial losses due to fluctuating prices and interest rates of the Organization’s financial assets as its asset and liability portfolios may have mismatched maturities, currencies and indexes.

Market risk is carefully identified, measured, mitigated and controlled. The Organization has a conservative exposure profile to market risk, with the guidelines and limits monitored independently on a daily basis.

Market risk is controlled for all of the Organization’s companies in a corporate and centralized manner. All activities exposed to market risk are mapped, measured and classified by probability and importance, with their respective mitigation plans duly approved by the corporate governance structure.

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Notes to the Consolidated Financial Statements

Below is the statement of financial position by currency

	R$ thousand
	2013			2012
	March 31			December 31	March 31
	Balance	Local	Foreign (1) (2)	Foreign (1) (2)
Assets
Current and long-term assets	879,190,981	827,081,323	52,109,658	51,782,498	52,960,686
Funds available	11,347,061	8,142,043	3,205,018	3,146,597	7,814,216
Interbank investments	171,332,806	170,094,553	1,238,253	1,619,256	2,075,712
Securities and derivative financial instruments	300,599,647	288,903,856	11,695,791	12,192,021	9,278,177
Interbank and interdepartmental accounts	52,769,214	52,769,214	-	-	-
Loans and leasing	255,454,034	229,490,151	25,963,883	26,636,996	23,027,787
Other receivables and assets	87,688,219	77,681,506	10,006,713	8,187,628	10,764,794
Permanent assets	15,275,796	15,234,510	41,286	42,078	42,997
Investments	1,867,383	1,867,065	318	325	253
Premises and equipment and leased assets	4,549,798	4,535,042	14,756	15,811	16,385
Intangible assets	8,858,615	8,832,403	26,212	25,942	26,359
Total	894,466,777	842,315,833	52,150,944	51,824,576	53,003,683

Liabilities
Current and long-term liabilities	823,787,487	760,162,870	63,624,617	65,586,848	61,234,116
Deposits	205,870,134	183,672,519	22,197,615	23,713,560	24,074,351
Federal funds purchased and securities sold under agreements to repurchase	281,045,120	275,096,806	5,948,314	3,925,918	1,937,100
Funds from issuance of securities	47,832,264	34,612,587	13,219,677	14,188,239	9,481,205
Interbank and interdepartmental accounts	3,814,143	2,177,054	1,637,089	1,593,626	1,430,196
Borrowing and onlending	46,209,274	37,749,609	8,459,665	8,433,743	11,729,172
Derivative financial instruments	2,590,307	2,423,921	166,386	298,041	454,256
Technical reserve for insurance, pension plans and capitalization bonds	127,366,598	127,365,509	1,089	1,099	1,229
Other liabilities:
- Subordinated debt	35,057,338	26,460,464	8,596,874	8,806,973	8,182,665
- Other	74,002,309	70,604,401	3,397,908	4,625,649	3,943,942
Deferred income	632,590	632,590	-	-	-
Non-controlling interests in subsidiaries	604,602	604,602	-	-	-
Shareholders’ equity	69,442,098	69,442,098	-	-	-
Total	894,466,777	830,842,160	63,624,617	65,586,848	61,234,116
Net position of assets and liabilities			(11,473,673)	(13,762,272)	(8,230,433)
Net position of derivatives (2)			(5,535,144)	(5,643,860)	(4,977,227)
Other net memorandum accounts (3)			(194,004)	(47,668)	(14,292)
Net exchange position (liability)			(17,202,821)	(19,453,800)	(13,221,952)

(1)  Amounts expressed and/or indexed mainly in USD;

(2)  Excluding operations maturing in D+1, to be settled at the rate on the last day of the month; and

(3)  Other commitments recorded in memorandum accounts.

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Notes to the Consolidated Financial Statements

VaR Internal Model - Trading Portfolio

Risk factors	R$ thousand
	2013	2012
	March 31	December 31	March 31
Fixed rates	349,574	94,956	96,438
Exchange coupon	11,666	11,553	11,257
Foreign currency	2,243	23,641	20,183
IGP-M/IPCA	394,024	116,608	76,518
Equities	18,909	9,209	22,699
Sovereign/Eurobonds and Treasuries	41,834	19,760	24,890
Other	2,353	4,245	6,525
Correlation/diversification effect	(182,379)	(79,700)	(90,084)
VaR (Value at Risk)	638,224	200,272	168,426

Sensitivity analysis

The Trading Portfolio is also monitored daily by sensitivity analyses that measure the effect of movements of market and price curves on our positions. Furthermore, a sensitivity analysis of the Organization’s financial exposures (Trading and Banking Portfolio) is performed on a quarterly basis, in compliance with CVM Rule 475/08.

Note that the impact of the financial exposure on the Banking Portfolio (notably interest rates and price indexes) do not necessarily represent a potential accounting loss for the Organization because a portion of loans held in the Banking Portfolio are financed by demand and/or savings deposits, which are “natural hedges” for future variations in interest rates, moreover, interest rate variations do not represent a material impact on the Institution’s result, as Loans are held to maturity. Also, due to our strong presence in the insurance and pension plan market, most of the assets are adjusted for price indexes, linked to the corresponding technical reserves.

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Notes to the Consolidated Financial Statements

Sensitivity Analysis - Trading and Banking Portfolios

		R$ thousand
		Trading and Banking portfolios (1)
		2013			2012
		March 31			December 31			March 31
		1	2	3	1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(17,407)	(3,545,969)	(6,895,059)	(11,099)	(2,128,929)	(4,115,092)	(9,399)	(2,144,816)	(4,148,883)
Price indexes	Exposure subject to variations in price index coupon rates	(18,876)	(1,819,418)	(3,375,792)	(22,273)	(1,902,223)	(3,448,019)	(12,379)	(1,414,756)	(2,557,358)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(826)	(75,742)	(142,887)	(661)	(58,363)	(109,978)	(538)	(54,940)	(101,807)
Foreign currency	Exposure subject to exchange variations	(1,143)	(19,163)	(40,581)	(11,347)	(164,807)	(305,127)	(14,453)	(361,320)	(722,641)
Equities	Exposure subject to variation in stock prices	(19,192)	(477,562)	(954,884)	(19,079)	(469,601)	(934,884)	(15,578)	(389,458)	(778,916)
Sovereign/ Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(1,344)	(51,212)	(100,660)	(1,115)	(44,355)	(87,136)	(2,966)	(82,162)	(164,769)
Other	Exposure not classified in previous definitions	(58)	(1,450)	(2,899)	(82)	(2,056)	(4,112)	(78)	(1,865)	(3,730)
Total excluding correlation of risk factors		(58,846)	(5,990,516)	(11,512,762)	(65,656)	(4,770,334)	(9,004,348)	(55,391)	(4,449,317)	(8,478,104)
Total including correlation of risk factors		(38,709)	(4,887,562)	(9,378,843)	(36,642)	(3,712,361)	(6,979,548)	(22,055)	(3,060,487)	(5,828,858)

(1)  Amounts net of tax.

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         Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

The sensitivity analysis of the Trading Portfolio, which represents exposures that may have a material impact on the Organization’s results, is presented below. Note that results show the impact for each scenario on a static portfolio position. The market dynamism results in continuous changes in these positions and does not necessarily reflect the current position. Moreover, as previously mentioned, the Organization has an ongoing process of market risk management, which constantly looks for market dynamism to mitigate related risks according to the strategy determined by Senior Management. Therefore, in cases of deterioration indicators in a certain position, proactive measures are taken to minimize any potential negative impact, aimed at maximizing the risk/return ratio for the Organization.

Sensitivity Analysis - Trading Portfolio

		R$ thousand
		Trading portfolio (1)
		2013			2012
		March 31			December 31			March 31
		1	2	3	1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(5,440)	(1,052,299)	(2,065,253)	(1,596)	(300,144)	(577,467)	(2,668)	(610,822)	(1,189,560)
Price indexes	Exposure subject to variations in price index coupon rates	(7,339)	(706,289)	(1,351,585)	(2,864)	(256,727)	(489,707)	(2,401)	(270,680)	(523,434)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(831)	(74,728)	(141,002)	(649)	(55,701)	(104,875)	(537)	(52,316)	(97,262)
Foreign currency	Exposure subject to exchange variations	(1,326)	(32,834)	(65,648)	(12,312)	(216,083)	(418,084)	(8,610)	(215,241)	(430,482)
Equities	Exposure subject to variation in stock prices	(1,949)	(46,893)	(93,591)	(1,537)	(31,882)	(60,427)	(1,818)	(45,441)	(90,881)
Sovereign/ Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(1,316)	(47,571)	(92,786)	(1,001)	(41,733)	(81,194)	(2,569)	(65,844)	(130,716)
Other	Exposure not classified in previous definitions	(45)	(1,142)	(2,284)	(49)	(1,232)	(2,464)	-	(278)	(556)
Total excluding correlation of risk factors		(18,246)	(1,961,756)	(3,812,149)	(20,008)	(903,502)	(1,734,218)	(18,603)	(1,260,622)	(2,462,891)
Total including correlation of risk factors		(11,528)	(1,513,203)	(2,935,318)	(13,585)	(580,483)	(1,111,507)	(8,716)	(855,158)	(1,663,126)

(1)  Amounts net of tax.

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Notes to the Consolidated Financial Statements

Sensitivity analyses were carried out based on scenarios prepared for the respective dates, always considering market data at the time and scenarios that would adversely affect our positions, according to the examples below:

Scenario 1:    Based on market information (BM&FBOVESPA, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1% variation on prices. For example, in the scenario applied to positions on March 31, 2013, the Real/Dollar exchange rate was R$2.04. The rate applied on the positions on March 31, 2013 was 7.94% p.a. for the 1-year fixed interest rate scenario,

Scenario 2:    25% stresses were determined based on market information. For instance, in the scenario applied to positions on March 31, 2013, the Real/Dollar exchange rate was R$2.52. For the interest rate scenario, the 1-year fixed interest rate applied to positions on March 31, 2013 was 9.91% p.a. Scenarios for other risk factors also represented a 25% stress on the respective curves or prices, and

Scenario 3:    50% stresses were determined based on market information. For instance, in the scenario applied to positions on March 31, 2013, the Real/Dollar exchange rate was R$3.03. For the interest rate scenario, the 1-year fixed interest rate applied to positions on March 31, 2013 was 11.89% p.a. Scenarios for other risk factors also represented a 50% stress on the respective curves or prices.

Liquidity Risk

Liquidity Risk is represented by the possibility of the institution not being able to efficiently meet its obligations, without affecting its daily operations and incurring significant losses, as well as the possibility of the institution not being able to trade a position at market price due to its high amount when compared to the usually traded volume or due to some market discontinuation.

One of the objectives of the Organization’s Policy on Market and Liquidity Risk Management, approved by the Board of Directors, is to lay down the rules, criteria and procedures that guarantee the establishment of the Minimum Liquidity Reserve (RML) for the Organization, as well as the strategy and action plans for liquidity crisis situations. As part of the criteria and procedures approved, the Organization also establishes a minimum liquidity reserve to be recorded daily and the types of assets eligible for making up the resources available. Moreover, instruments for managing liquidity in a normal scenario and in a crisis scenario and the strategies to be implemented in each case are established.

The liquidity risk is managed in a corporate and centralized manner, by daily monitoring of the composition of available resources, compliance with the minimum level of liquidity and contingency plans for stress situations.

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Notes to the Consolidated Financial Statements

The statement of financial position by maturity is as follows

	R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Maturity not stated	Total
Assets
Current and long-term assets	510,442,522	99,626,539	54,287,395	214,834,525	-	879,190,981
Funds available	11,347,061	-	-	-	-	11,347,061
Interbank investments (2)	149,337,973	19,530,928	1,403,834	1,060,071	-	171,332,806
Securities and derivative financial instruments (1) (2)	235,190,656	3,383,175	6,420,490	55,605,326	-	300,599,647
Interbank and interdepartmental accounts	52,207,071	-	-	562,143	-	52,769,214
Loan and leasing	27,420,206	63,608,038	39,437,382	124,988,408	-	255,454,034
Other receivables and assets	34,939,555	13,104,398	7,025,689	32,618,577	-	87,688,219
Permanent assets	356,662	1,648,266	1,309,402	9,053,593	2,907,873	15,275,796
Investments	-	-	-	-	1,867,383	1,867,383
Premises and equipment and leased assets	59,409	297,044	356,453	3,433,204	403,688	4,549,798
Intangible assets	297,253	1,351,222	952,949	5,620,389	636,802	8,858,615
Total on March 31, 2013	510,799,184	101,274,805	55,596,797	223,888,118	2,907,873	894,466,777
Total on December 31, 2012	495,127,151	100,217,648	51,751,930	229,321,312	2,674,137	879,092,178
Total on March 31, 2012	431,881,797	106,021,705	50,124,859	197,532,394	3,988,769	789,549,524

Liabilities
Current and long-term liabilities	476,450,348	91,275,038	45,407,591	210,654,510	-	823,787,487
Deposits (3)	120,017,022	13,993,550	9,647,078	62,212,484	-	205,870,134
Federal funds purchased and securities sold under agreements to repurchase (2)	205,595,520	48,116,762	9,359,592	17,973,246	-	281,045,120
Funds from issuance of securities	3,229,782	12,948,357	12,794,626	18,859,499	-	47,832,264
Interbank and interdepartmental accounts	3,814,143	-	-	-	-	3,814,143
Borrowing and onlending	2,735,538	10,306,305	7,307,355	25,860,076	-	46,209,274
Derivative financial instruments	1,448,089	286,761	138,535	716,922	-	2,590,307
Technical reserves for insurance, pension plans and capitalization bonds (3)	98,285,873	3,162,508	1,133,658	24,784,559	-	127,366,598
Other liabilities:
- Subordinated debts	115,444	402,006	1,007,305	33,532,583	-	35,057,338
- Other	41,208,937	2,058,789	4,019,442	26,715,141	-	74,002,309
Deferred income	632,590	-	-	-	-	632,590
Non-controlling interests in subsidiaries	-	-	-	-	604,602	604,602
Shareholders’ equity	-	-	-	-	69,442,098	69,442,098
Total on March 31, 2013	477,082,938	91,275,038	45,407,591	210,654,510	70,046,700	894,466,777
Total on December 31, 2012	450,962,629	99,715,386	41,417,556	216,360,954	70,635,653	879,092,178
Total on March 31, 2012	389,674,925	56,423,424	48,577,683	236,184,169	58,689,323	789,549,524
Net assets on March 31, 2013 YTD	33,716,246	43,716,013	53,905,219	67,138,827	-	-
Net assets on December 31, 2012 YTD	44,164,522	44,666,784	55,001,158	67,961,516	-	-
Net assets on March 31, 2012 YTD	42,206,872	91,805,153	93,352,329	54,700,554	-	-

(1)    Investments in investment funds are classified as 1 to 30 days;

(2)    Repurchase agreements are classified according to the maturity of the operation; and

(3)    Demand and savings deposits and technical reserves for insurance, pension plans and capitalization bonds comprising VGBL and PGBL products are classified as 1 to 30 days, without considering average historical turnover.

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Notes to the Consolidated Financial Statements

Operational Risk

Operational risk is represented by losses from internal processes, personnel and inadequate systems or failures and external events. This definition includes legal risk, but excludes Strategy and Reputation Risk.

Operational risk management is essential to generate added value. Risk is controlled centrally through identification, measurement, mitigation plans and monitoring, on a consolidated basis and for each of the Organization’s companies.

Among plans to mitigate operational risk, the most important is business continuity management, which consists of formal plans to be adopted during moments of crisis to guarantee the recovery and continuation of business as well as preventing loss.

Capital Management

The capital management process is performed to provide the conditions necessary to meet the Organization’s strategic objectives, considering the economic and commercial environment in which it operates. This process is compatible with the nature of operations, complexity of service and products and extent of the Organization's exposure to risks.

Under Bacen regulations, financial institutions are required to permanently maintain capital (Reference Shareholders’ Equity) consistent with the risks of their activities, represented by Required Reference Shareholders’ Equity (PRE). The PRE calculation considers, at least, the sum of credit risk, market risk and operating risk.

Adjusting to Reference Shareholders' Equity is done daily and aims to ensure that the Organization has a solid capital base to support development of activities and cope with risk, either in normal or in extreme market conditions, as well as meeting capital regulatory requirements.

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Notes to the Consolidated Financial Statements

Below is the Capital Adequacy Ratio:

Calculation basis - Capital Adequacy Ratio	R$ thousand
	2013		2012
	March 31		December 31		March 31
	Financial	Economic-financial	Financial	Economic-financial	Financial	Economic-financial
Shareholders’ equity	69,442,098	69,442,098	70,047,459	70,047,459	58,059,059	58,059,059
Reduction of deferred assets - CMN Resolution 3444/07	(112,918)	(206,332)	(120,784)	(211,584)	(152,488)	(234,795)
Decrease in gains/losses of mark-to-market adjustments in available for sale and derivatives - CMN Resolution 3444/07	(1,731,929)	(1,731,929)	(4,228,707)	(4,228,707)	2,126,070	2,126,070
Non-controlling interests/other	185,778	604,602	189,066	588,194	187,583	630,228
Reference shareholders’ equity - Tier I	67,783,029	68,108,439	65,887,034	66,195,362	60,220,224	60,580,562
Total of gains/losses of adjustments to market value in available for sale and derivatives - CMN Resolution 3444/07	1,731,929	1,731,929	4,228,707	4,228,707	(2,126,070)	(2,126,070)
Subordinated debt/other	27,008,547	27,008,547	26,637,742	26,637,742	17,356,806	17,356,806
Reference shareholders’ equity - Tier II	28,740,476	28,740,476	30,866,449	30,866,449	15,230,736	15,230,736
Total reference shareholders’ equity (Tier I + Tier II)	96,523,505	96,848,915	96,753,483	97,061,811	75,450,960	75,811,298
Deduction of instruments for funding - CMN Resolution 3444/07	(128,887)	(128,887)	(128,153)	(128,153)	(106,636)	(106,636)
Reference shareholders’ equity (a)	96,394,618	96,720,028	96,625,330	96,933,658	75,344,324	75,704,662
Capital allocation (by risk)
- Credit risk	55,043,902	54,343,075	55,944,947	55,344,916	49,597,579	48,718,051
- Market risk	10,617,396	10,617,396	7,238,821	7,280,700	3,622,168	3,622,168
- Operational risk	2,397,142	3,354,289	2,543,272	3,431,636	2,543,458	3,312,555
Required reference shareholders’ equity (b)	68,058,440	68,314,760	65,727,040	66,057,252	55,763,205	55,652,774
Margin (a-b)	28,336,178	28,405,268	30,898,290	30,876,406	19,581,119	20,051,888
Risk-weighted assets (c)	618,713,096	621,043,272	597,518,554	600,520,477	506,938,219	505,934,297
Capital adequacy ratio (a/c)	15.6%	15.6%	16.2%	16.1%	14.9%	15.0%

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Notes to the Consolidated Financial Statements

b)      Market value

The book value, net of loss provisions on the main financial instruments is shown below:

Portfolio	R$ thousand
	Unrealized gain/(loss) without tax effects
	Book value	Market value	In income statement			In shareholders’ equity
	2013		2013	2012		2013	2012
	March 31		March 31	December 31	March 31	March 31	December 31	March 31
Securities and derivative financial instruments (Notes 3e, 3f and 8)	300,599,647	303,017,792	8,121,992	12,530,549	5,711,455	2,418,145	2,618,956	6,477,950
- Adjustment of available-for-sale securities (Note 8 cII)			5,703,847	9,911,593	(766,495)	-	-	-
- Adjustment of held-to-maturity securities (Note 8d item 6)			2,418,145	2,618,956	6,477,950	2,418,145	2,618,956	6,477,950
Loan and leasing (Notes 2, 3g and 10) (1)	297,883,368	299,216,961	1,333,593	1,670,767	(159,812)	1,333,593	1,670,767	(159,812)
Investments (Notes 3j and 13) (2)	1,867,383	13,976,595	12,109,212	12,042,266	11,316,168	12,109,212	12,042,266	11,316,168
Treasury shares (Note 23d)	197,301	281,791	-	-	-	84,490	60,483	27,410
Time deposits (Notes 3n and 16a)	99,505,387	99,267,153	238,234	193,401	204,609	238,234	193,401	204,609
Funds from issuance of securities (Note 16c)	47,832,264	47,993,849	(161,585)	(194,078)	(290,699)	(161,585)	(194,078)	(290,699)
Borrowing and onlending (Notes 17a and 17b)	46,209,274	46,346,874	(137,600)	134,504	82,817	(137,600)	134,504	82,817
Subordinated debts (Note 19)	35,057,338	36,234,934	(1,177,596)	(1,497,435)	(734,789)	(1,177,596)	(1,497,435)	(734,789)
Unrealized gains excluding tax			20,326,250	24,879,974	16,129,749	14,706,893	15,028,864	16,923,654

(1)  Includes advances on foreign exchange contracts, leases and other receivables with lending characteristics, and

(2)  Primarily includes the surplus of interest in subsidiaries and affiliates (Cielo, Odontoprev and Fleury) and other investments (BM&FBOVESPA).

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Notes to the Consolidated Financial Statements

Determination of the market value of financial instruments:

•   Securities and derivative financial instruments, investments, subordinated debts and treasury shares are based on the market price at the reporting date. If no quoted market price is available, estimate amounts are based on the dealer quotations, pricing models, quotation models or quotations for instruments with similar characteristics;

•   Fixed rate loans were determined by discounting estimated cash flows, using interest rates applied by the Bradesco Organization for new contracts with similar features. These rates are consistent with the market at the reporting date; and

•   Time deposits, funds from issuance of securities, borrowing and onlending were calculated by discounting the difference between the cash flows under the contract terms and the prevailing market rates at the reporting date.

33)    EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor a unrestricted benefit pension plan (PGBL) for employees and directors which is a private defined contribution pension plan that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE).

The PGBL is managed by Bradesco Vida e Previdência S.A. and BRAM - Bradesco Asset Management S.A. The Securities Dealer Company (DTVM) is responsible for the financial management of FIE.

Contributions made by employees and directors of Bradesco and its subsidiaries are for the equivalent of at least 4% of their salary, except for participants who chose to migrate from the defined benefit plan to a defined contribution plan (PGBL) in 2001, whose contributions to the PGBL were maintained at the levels that prevailed for the defined benefit plan when they migrated, always respecting the 4% minimum.

Actuarial obligations of the defined contribution plan (PGBL) are fully covered by the plan assets of the corresponding FIE.

In addition to the aforementioned plan (PGBL), participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in the plan. For participants of the defined benefit plan, whether they migrated to the PGBL plan or not, for retirees and pensioners, the present value of the actuarial plan obligation is fully covered by the plan assets.

Banco Alvorada S.A. (successor from the of Banco Baneb S.A.) maintains defined contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social - Bases (related to the former employees of Baneb).

Banco Bradesco BBI S.A. (formally Banco BEM S.A.) sponsor both defined benefit and defined contribution retirement plans, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof).

Alvorada Cartões, Crédito, Financiamento e Investimento S.A. (Alvorada CCFI) (merging company of Banco BEC S.A.) sponsors a defined benefit plan through Caixa de Previdência Privada do Banco do Estado do Ceará (Cabec).

The assets of pension plans are invested in compliance with the applicable legislation (government securities and private securities, listed company shares and real estate properties).

196             Report on Economic and Financial Analysis - March 2013

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Notes to the Consolidated Financial Statements

On December 31, 2012, according to CPC 33 – Employee Benefit, as approved by CVM Resolution 600/09, Bradesco and its subsidiaries, as sponsors of these plans, taking into consideration the economic and actuarial study, recalculated their actuarial commitments using a real interest rate that reflects the new real interest rate scenario, recognizing their obligations in the financial statements.

Bradesco’s foreign branches and subsidiaries provide their employees and directors with a pension plan in accordance with standards set locally by the authorities so accumulating funds throughout the participant’s career.

Expenses relating to contributions made in the first quarter of 2013 totaled R$158,043 thousand (R$181,159 thousand in the fourth quarter of 2012 and R$117,074 thousand in the first quarter of 2012).

In addition to this benefit, Bradesco and its subsidiaries offer their employees and management other benefits including: health insurance, dental care, life and personal accident insurance, as well as professional training, whose expenses, including the aforementioned contributions, amounted to R$670,355 thousand in the first quarter of 2013 (R$715,913 thousand in the fourth quarter of 2012 and R$607,816 thousand in the first quarter of 2012).

34)  INCOME TAX AND SOCIAL CONTRIBUTION

a)   Calculation of income tax and social contribution charges

	R$ thousand
	2013	2012
	1st Quarter	4th Quarter	1st Quarter
Income before income tax and social contribution	4,695,287	2,585,073	4,596,638
Total income tax and social contribution at rates of 25% and 15%, respectively (1)	(1,878,115)	(1,034,029)	(1,838,655)
Effect on the tax calculation:
Equity in the earnings (losses) of unconsolidated companies	1,333	17,913	16,067
Non-deductible expenses, net of non-taxable income	(102,806)	(130,051)	(118,382)
Tax credits recorded from previous periods (2)	-	1,464,112	-
Interest on shareholders’ equity (3)	316,666	318,972	310,968
Other amounts (4)	(85,618)	(315,182)	(156,382)
Income tax and social contribution for the period	(1,748,540)	321,735	(1,786,384)

(1)  The social contribution rate for companies of the financial and insurance sectors was increased to 15%, according to Law 11727/08, remaining at 9% for other companies (Note 3h);

(2)  Basically refers to the recording of Banco Berj S.A.’s tax credit, which, after compliance with all regulatory aspects and consequent capital stock increase, started to show effective realization perspectives;

(3)  Includes paid and payable interest on shareholders’ equity; and

(4)  Primarily includes the exchange variation on investments made abroad and bringing the effective social contribution rate to the 40% rate.

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Notes to the Consolidated Financial Statements

b)   Breakdown of income tax and social contribution in the income statement

	R$ thousand
	2013	2012
	1st Quarter	4th Quarter	1st Quarter
Current taxes:
Income tax and social contribution payable	(3,554,148)	(639,939)	(2,570,281)
Deferred taxes:
Amount recorded/realized in the period on temporary additions	2,014,332	(606,938)	885,753
Use of opening balances of:
Social contribution loss	(189,707)	(61,528)	(76,594)
Income tax loss	(69,914)	(62,206)	(97,650)
Tax credit recorded from previous periods:
Social contribution loss	-	545,427	-
Income tax loss	-	705,792	-
Temporary additions	-	212,893	-
Recording in the period on:
Social contribution loss	35,064	139,576	24,721
Income tax loss	15,833	88,658	47,667
Total deferred taxes	1,805,608	961,674	783,897
Income tax and social contribution for the period	(1,748,540)	321,735	(1,786,384)

c)   Deferred income tax and social contribution

	R$ thousand
	Balance on 12.31.2012	Amount recorded	Amount realized	Balance on 3.31.2013	Balance on 3.31.2012
Allowance for loan losses	12,175,635	1,727,558	645,295	13,257,898	11,032,375
Civil provisions	1,473,051	83,756	56,491	1,500,316	1,312,682
Tax provisions	4,953,069	313,164	9,222	5,257,011	4,352,786
Labor provisions	987,394	118,765	120,769	985,390	934,209
Provision for devaluation of securities and investments	411,399	670	162	411,907	404,768
Provision for devaluation of foreclosed assets	185,942	30,008	27,305	188,645	83,167
Adjustment to market value of trading securities	15,072	183,449	2,451	196,070	16,880
Amortization of goodwill	356,837	985	19,913	337,909	392,057
Provision for interest on shareholders’ equity (1)	-	226,158	-	226,158	310,968
Other	1,697,152	470,395	258,968	1,908,579	1,436,456
Total deductible taxes on temporary differences	22,255,551	3,154,908	1,140,576	24,269,883	20,276,348
Income tax and social contribution losses in Brazil and abroad	1,697,087	50,897	259,621	1,488,363	411,540
Subtotal (2)	23,952,638	3,205,805	1,400,197	25,758,246	20,687,888
Adjustment to fair value of available-for-sale securities (2)	109,446	38,743	25,949	122,240	324,807
Social contribution - Provisional Measure 2158-35/01 (3)	140,842	-	-	140,842	140,842
Total deferred tax assets (Note 11b)	24,202,926	3,244,548	1,426,146	26,021,328	21,153,537
Deferred tax liabilities (Note 34f)	7,996,282	155,445	2,263,336	5,888,391	4,483,019
Deferred tax assets, net of deferred tax liabilities	16,206,644	3,089,103	(837,190)	20,132,937	16,670,518
- Percentage of net deferred tax assets on reference shareholders’ equity (Note 32a)	16.7%			20.8%	22.0%
- Percentage of net deferred tax assets over total assets	1.8%			2.3%	2.1%

(1)  Deferred taxes on interest on shareholders’ equity is recorded up to the authorized tax limit; and

(2)  Deferred taxes from companies in the financial and insurance sectors were recorded considering the increase in the social contribution rate, established by Law 11727/08 (Note 3h); and

(3)  Up to the end of 2013, the amount of R$54,876 thousand should be realized, which will be recorded when effectively used (item d).

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Notes to the Consolidated Financial Statements

d)   Expected realization of deferred tax assets on temporary differences, income tax and social contribution losses and deductible social contribution - Provisional Measure 2158-35

	R$ thousand
	Temporary differences		Income tax and social contribution losses		Social contribution 2158-35	Total
	Income tax	Social contribution	Income tax	Social contribution
2013	4,059,058	2,385,202	181,742	121,487	54,876	6,802,365
2014	4,652,312	2,735,507	316,329	203,035	85,966	7,993,149
2015	4,426,126	2,590,027	196,019	168,906	-	7,381,078
2016	785,203	449,186	32,329	76,771	-	1,343,489
2017	1,426,699	745,974	127,449	62,968	-	2,363,090
2018 (1st quarter)	9,181	5,408	41	1,287	-	15,917
Total	15,358,579	8,911,304	853,909	634,454	140,842	25,899,088

The projected realization of deferred tax assets is an estimate and it is not directly related to the expected accounting income.

The present value of deferred tax assets, calculated based on the average funding rate, net of tax effects, amounts to R$24,667,235 thousand (R$22,846,106 thousand on December 31, 2012 and R$19,515,087 thousand on March 31, 2012), of which R$23,119,253 thousand (R$21,104,063 thousand on December 31, 2012 and R$19,011,880 thousand on March 31, 2012) refers to temporary differences, R$1,410,832 thousand (R$1,605,688 thousand on December 31, 2012 and R$376,515 thousand on March 31, 2012) to income tax and social contribution losses and R$137,150 thousand (R$136,355 thousand on December 31, 2012 and R$126,692 thousand on March 31, 2012) of social contribution tax credit, pursuant to Provisional Measure 2158-35.

e)   Unrecognized deferred tax assets

On March 31, 2013, deferred tax assets of R$1,984 thousand (R$1,958 on December 31, 2012 and R$1,467,381 thousand on March 31, 2012) has not been recorded in the financial statements, and will be recorded when they meet with regulatory demands and/or present the probable prospects to be realized according to studies and analyses prepared by the Management and in accordance with Bacen regulations.

f)    Deferred tax liabilities

	R$ thousand
	2013	2012
	March 31	December 31	March 31
Mark-to-market adjustment of derivative financial instruments	2,410,511	4,267,397	225,753
Difference in depreciation	2,131,802	2,390,590	3,204,221
Judicial deposit and others	1,346,078	1,338,295	1,053,045
Total	5,888,391	7,996,282	4,483,019

The deferred tax liabilities of companies in the financial and insurance sector were established considering the increased social contribution rate, established by Law 11727/08 (Note 3h).

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Notes to the Consolidated Financial Statements

35)    OTHER INFORMATION

a)   The Bradesco Organization manages investment funds and portfolios with net assets of
R$469,924,747 thousand as at March 31, 2013 (R$441,831,211 thousand on December 31, 2012 and R$372,265,465 thousand on March 31, 2012).

b)   Consortia funds

	R$ thousand
	2013	2012
	March 31	December 31	March 31
Monthly estimate of funds receivable from consortium members	313,651	296,347	278,565
Contributions payable by the group	15,830,920	15,224,883	14,656,304
Consortium members - assets to be included	14,085,985	13,580,081	13,155,303
Credits available to consortium members	3,487,634	3,315,241	3,159,144

	In units
	2013	2012
	March 31	December 31	March 31
Number of groups managed	2,972	2,859	2,696
Number of active consortium members	780,098	736,202	642,790
Number of assets to be included	398,264	384,747	356,347

c)   In the fourth quarter of 2012, Bacen amended and redefined the regulations relating to reserve requirement on funds repayable for short exchange position and on demand and in installments, with the purpose of making flexible the compulsory collection and reducing financial intermediation costs. It showed the following effects:

Description	Current regulation	Previous regulation
Reserve requirement on funds repayable in installments	Acquisitions of financial institutions with Reference Shareholders’ Equity below R$3.5 billion can now be deducted from reserve requirement.	Acquisitions of financial institutions with Reference Shareholders’ Equity below R$2.2 billion could be deducted from reserve requirement.
Reserve requirement on short exchange position	The base is calculated and US$3 billion is reduced.	The base was calculated and US$1 billion was reduced.
Reserve requirement on funds payable on demand	It allows the deduction of up to 20% on the reserve requirement if loan operations are carried out, as per Federal Government’s Resolution 4170/12 to BNDES and FINEP.	This type of deduction was not allowed.

d)   As part of the convergence process with international accounting standards, the Brazilian Accounting Pronouncements Committee (CPC) issued several accounting pronouncements, as well as their interpretations and guidelines, which are applicable to financial institutions only after approval by CMN.

The accounting standards which have been approved by CMN include the following:

•       Resolution 3566/08 - Impairment of Assets (CPC 01);

•       Resolution 3604/08 - Statement of Cash Flows (CPC 03);

•       Resolution 3750/09 - Related Party Disclosures (CPC 05);

•       Resolution 3823/09 - Provisions, Contingent Liabilities and Contingent Assets (CPC 25);

•       Resolution 3973/11 - Subsequent Events (CPC 24);

•       Resolution 3989/11 - Share-based Payment (CPC 10);

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Notes to the Consolidated Financial Statements

•       Resolution 4007/11 - Accounting Policies, Changes in Accounting Estimates and Errors (CPC 23); and

•       Resolution 4144/12 - Framework (R1).

Presently, it is not possible to estimate when the CMN will approve the other CPC pronouncements or if they will be used prospectively or retrospectively

CMN Resolution 3786/09 and Bacen Circular Letters 3472/09 and 3516/10 establish that financial institutions and other entities authorized by Bacen to operate, which are publicly-held companies or which are required to establish an Audit Committee shall, as from December 31, 2010, annually prepare and publish their consolidated financial statements in up to 90 days from the reference date December 31, prepared under the International Financial Reporting Standards (IFRS), in compliance with standards issued by the International Accounting Standards Board (IASB).

As required by CMN Resolution, on March 28, 2013, Bradesco published its consolidated financial statements for December 31, 2012 and 2011 on its website, in accordance with IFRS standards. According to Management, net income and shareholders’ equity as at March 31, 2013 are compatible with the amounts in IFRS, considering the current business scenario.

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Management Bodies

Reference Date: April 18, 2013

Board of Directors	Department Directors (continued)	Audit Committee
	Guilherme Muller Leal	Carlos Alberto Rodrigues Guilherme - Coordinator
Chairman	João Albino Winkelmann	José Lucas Ferreira de Melo
Lázaro de Mello Brandão	João Carlos Gomes da Silva	Romulo Nagib Lasmar
	Joel Antonio Scalabrini	Osvaldo Watanabe
Vice-Chairman	Johan Albino Ribeiro
Antônio Bornia	Jorge Pohlmann Nasser	Compliance and Internal Control Committee
	José Luis Elias	Mário da Silveira Teixeira Júnior – Coordinator
Members	José Luiz Rodrigues Bueno	Carlos Alberto Rodrigues Guilherme
Mário da Silveira Teixeira Júnior	José Ramos Rocha Neto	Milton Matsumoto
João Aguiar Alvarez	Júlio Alves Marques	Julio de Siqueira Carvalho de Araujo
Denise Aguiar Alvarez	Laércio Carlos de Araújo Filho	Domingos Figueiredo de Abreu
Luiz Carlos Trabuco Cappi	Layette Lamartine Azevedo Júnior	Marco Antonio Rossi
Carlos Alberto Rodrigues Guilherme	Lúcio Rideki Takahama	Alexandre da Silva Glüher
Milton Matsumoto	Luiz Alves dos Santos	Clayton Camacho
	Luiz Carlos Brandão Cavalcanti Junior	Frederico William Wolf
	Marcelo Santos Dall’Occo	Roberto Sobral Hollander
Board of Executive Officers	Marcos Aparecido Galende	Rogério Pedro Câmara
Marcos Bader
Executive Officers	Marcos Daré	Executive Disclosure Committee
	Marlene Morán Millan	Luiz Carlos Angelotti - Coordinator
Chief Executive Officer	Marlos Francisco de Souza Araújo	Julio de Siqueira Carvalho de Araujo
Luiz Carlos Trabuco Cappi	Nobuo Yamazaki	Domingos Figueiredo de Abreu
	Octavio Manoel Rodrigues de Barros	Marco Antonio Rossi
Executive Vice-Presidents	Paulo Aparecido dos Santos	Alexandre da Silva Glüher
Julio de Siqueira Carvalho de Araujo	Paulo Faustino da Costa	Moacir Nachbar Junior
Domingos Figueiredo de Abreu	Roberto Sobral Hollander	Antonio José da Barbara
José Alcides Munhoz	Rogério Pedro Câmara	Marcelo Santos Dall’Occo
Aurélio Conrado Boni	Waldemar Ruggiero Júnior	Marcos Aparecido Galende
Sérgio Alexandre Figueiredo Clemente	Walkiria Schirrmeister Marquetti	Paulo Faustino da Costa
Marco Antonio Rossi		Haydewaldo R. Chamberlain da Costa
Directors
Managing Directors	Antonio Chinellato Neto	Ethical Conduct Committee
Maurício Machado de Minas	Cláudio Borges Cassemiro	Milton Matsumoto - Coordinator
Alexandre da Silva Glüher	João Sabino	Carlos Alberto Rodrigues Guilherme
Alfredo Antônio Lima de Menezes	Osmar Roncolato Pinho	Julio de Siqueira Carvalho de Araujo
André Rodrigues Cano	Paulo Manuel Taveira de Oliveira Ferreira	Domingos Figueiredo de Abreu
Josué Augusto Pancini	Roberto de Jesus Paris	Marco Antonio Rossi
Luiz Carlos Angelotti		Alexandre da Silva Glüher
Marcelo de Araújo Noronha	Regional Officers	André Rodrigues Cano
Nilton Pelegrino Nogueira	Alex Silva Braga	Josué Augusto Pancini
	Almir Rocha	Clayton Camacho
Deputy Directors	Antonio Gualberto Diniz	Frederico William Wolf
Altair Antônio de Souza	Antonio Piovesan	Glaucimar Peticov
André Marcelo da Silva Prado	Carlos Alberto Alástico	José Luiz Rodrigues Bueno
Denise Pauli Pavarina	Delvair Fidêncio de Lima	Júlio Alves Marques
Luiz Fernando Peres	Francisco Aquilino Pontes Gadelha	Rogério Pedro Câmara
Moacir Nachbar Junior	Francisco Assis da Silveira Junior
Octávio de Lazari Júnior	Geraldo Dias Pacheco	Integrated Risk Management and Capital Allocation Committee
	João Alexandre Silva	Julio de Siqueira Carvalho de Araujo - Coordinator
Department Directors	José Sergio Bordin	Domingos Figueiredo de Abreu
Adineu Santesso	Leandro José Diniz	José Alcides Munhoz
Amilton Nieto	Luis Carlos Furquim Vermieiro	Aurélio Conrado Boni
André Bernardino da Cruz Filho	Mauricio Gomes Maciel	Sérgio Alexandre Figueiredo Clemente
Antonio Carlos Melhado	Volnei Wulff	Marco Antonio Rossi
Antonio José da Barbara	Wilson Reginaldo Martins	Alexandre da Silva Glüher
Arnaldo Nissental		Alfredo Antônio Lima de Menezes
Aurélio Guido Pagani	Compensation Committee	Luiz Carlos Angelotti
Cassiano Ricardo Scarpelli	Lázaro de Mello Brandão - Coordinator	Marlos Francisco de Souza Araújo
Clayton Camacho	Antônio Bornia	Roberto Sobral Hollander
Diaulas Morize Vieira Marcondes Junior	Mário da Silveira Teixeira Júnior
Douglas Tevis Francisco	Luiz Carlos Trabuco Cappi	Fiscal Council
Edilson Wiggers	Carlos Alberto Rodrigues Guilherme	Sitting Members
Eurico Ramos Fabri	Milton Matsumoto	Nelson Lopes de Oliveira - Coordinator
Fernando Antônio Tenório	Sérgio Nonato Rodrigues	João Carlos de Oliveira
Fernando Roncolato Pinho		Domingos Aparecido Maia
Frederico William Wolf		Deputy Members
Glaucimar Peticov		Jorge Tadeu Pinto de Figueiredo
Renaud Roberto Teixeira
João Batistela Biazon
General Accounting Department
Marcos Aparecido Galende		Ombudsman Department
Accountant-CRC 1SP201309/O-6		Júlio Alves Marques – Ombudsman

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Report on the Review of the Interim Consolidated Financial Information

To the Board of Directors and Shareholders of

Banco Bradesco S.A.

Osasco - SP

Introduction

We have reviewed the consolidated statement of financial position of Banco Bradesco S.A. (“Bradesco”) as of March 31, 2013 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the quarter then ended, as well as the summary of significant accounting policies and other explanatory notes (“the consolidated interim financial statements”).

Management is responsible for the preparation and fair presentation of this interim consolidated financial information in accordance with accounting practices adopted in Brazil, applicable to financial institutions authorized to operate by the Brazilian Central Bank (BACEN). Our responsibility is to express a conclusion on this interim consolidated financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review of Interim Financial Information (NBC TR 2410 – Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters and applying analytical and other review procedures. A review is substantially less in score than an audit conducted in accordance with auditing standards and consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Therefore, we do not express an audit opinion.

Conclusion

Based on our review, we are not aware of any facts that would lead us to believe that the interim consolidated financial information above were not prepared, in all material aspects, in accordance with accounting practices adopted in Brazil applicable to financial institutions authorized to operate by the Brazilian Central Bank.

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Other matters

Interim consolidated statements of Value Added

We also reviewed the interim consolidated statement of Value Added (DVA) for the quarter ended March 31, 2013, which was prepared under Bradesco’s Management responsibility and which presentation is required under the rules issued by the Securities and Exchange Commission of Brazil (CVM). This statement was subject to the same review procedures described above and based on our review, we are not aware of any facts that would lead us to believe they were not prepared, in all material respects, in relation to the other interim consolidated financial information taken as a whole.

Osasco, April 19, 2013

Original report in Portuguese signed by

KPMG Auditores Independentes

CRC 2SP014428/O-6

Cláudio Rogélio Sertório

Contador CRC 1SP212059/O-0

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Fiscal Council’s Report

The undersigned members of the Fiscal Council of Banco Bradesco S.A., in the exercise of their legal and statutory duties, having examined the Management Report and the Parent Company Financial Statements, as well as the Consolidated Financial Statements for the first quarter of 2013, and the technical feasibility study of taxable income generation, brought at present value, which has the purpose of recording the Deferred Tax Assets pursuant to the CVM Rule 371/02, Resolution 3059/02 of the National Monetary Council, and Bacen Circular Letter 3171/02, and in view of the unqualified report prepared by KPMG Auditores Independentes, are of the opinion that the aforementioned documents, based on the accounting practices adopted in Brazil, applicable to entities that the Brazilian Central Bank authorizes to operate, fairly reflect the Company’s equity and financial position.

Cidade de Deus, Osasco, São Paulo, April 19, 2013

Nelson Lopes de Oliveira

Domingos Aparecido Maia

João Carlos de Oliveira

Bradesco 205

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 29, 2013

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.